Form 20-F
period 2023-06-30
Tritium DCFC Ltd
filed 2023-09-21
CIK 1862490

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM

20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number

001-41226

Tritium DCFC Limited

(Exact name of Registrant as specified in its charter)

Australia

(Jurisdiction of incorporation or organization)

48 Miller Street Murarrie, QLD 4172

Australia

(Address of principal executive offices)

Robert Topol

Chief Financial Officer

+1 503 367 5043

rtopol@tritiumcharging.com

48 Miller Street Murarrie, QLD 4172

Australia

(Name, telephone, e-mail and/or facsimile number and address of company contact person )

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value per share	DCFC	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	DCFCW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2023, the registrant had outstanding 160,036,639 ordinary shares, no par value per share.

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

Yes ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2023

INTRODUCTION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise designated, the terms “we,” “us,” “our,” “Tritium,” the “Company” and “our company” refer to Tritium DCFC Limited and its subsidiaries and references to “Tritium Holdings” refer to Tritium Holdings Pty Ltd.

Unless otherwise indicated, references to a particular “fiscal year” are to our fiscal year ended June 30 of that year.

References to a year other than a “Fiscal” or “fiscal year” are to the calendar year ended December 31.

Unless otherwise stated in this Annual Report or the context otherwise requires, references to:

●	“A&R Warrant Agreement” refers to the Amended & Restated Warrant Agreement, dated January 13, 2022, by and between the Company, Computershare Inc. and Computershare Trust Company.
●	“Business Combination” refers to the acquisition by the Company of all of the issued equity interests in Tritium Holdings and merger of DCRN with and into Merger Sub, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement.
●	“Business Combination Agreement” refers to the Business Combination Agreement, dated May 25, 2021 by and among Decarbonization Plus Acquisition Corporation II, Tritium Holdings Pty Ltd, Tritium DCFC Limited and Hulk Merger Sub, Inc.
●	“Corporations Act” refers to the Australian Corporations Act 2001 (Cth).
●	“DC” refers to direct current.
●	“DCRN” refer to Decarbonization Plus Acquisition Corporation II, a Delaware corporation.
●	“DCRN IPO” refers to DCRN’s initial public offering.
●	“DCRN Public Warrants” refers to warrants to purchase DCRN Class A Common Stock sold to the public in the DCRN IPO.
●	“DCRN Private Placement Warrants” refers to the warrants to purchase DCRN Class A Common Stock issued to DCRN Sponsor and certain of DCRN’s independent directors in a private placement.
●	“DCRN Sponsor” refers to Decarbonization Plus Acquisition Sponsor II LLC, a Delaware limited liability company.
●	“EGC” refers to emerging growth company as defined in Section 2(a)(19) of the Securities Act of 1933, as amended.
●	“ESG” refers to environmental, social and governance practices.
●	“EV” refers to electric vehicle.
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.
●	“Financing Warrant Agreement” refers to the Warrant Agreement, dated September 2, 2022, by and among the Company, Computershare Inc. and Computershare Trust.
●	“Financing Warrants” refers to warrants to purchase Ordinary Shares pursuant to the Financing Warrant Agreement.
●	“ICE” refers to internal combustion engine.
●	“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2012.
●	“Merger Sub” refers to Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company.
●	“Nasdaq” refers to The Nasdaq Stock Market LLC.
●	“Ordinary Shares” refers to the ordinary shares of the Company, no par value.
●	“SEC” refers to Securities and Exchange Commission.
●	“Securities Act” refers to Securities Act of 1933, as amended.
●	“Tritium Australia” refers to Tritium Pty Ltd.
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.
●	“Warrants” refers to warrants to purchase Ordinary Shares pursuant to the A&R Warrant Agreement.

MARKET AND INDUSTRY DATA

This Annual Report contains estimates, projections, and other information concerning our industry and business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D “Key Information—Risk Factors.” Unless otherwise expressly stated, we obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources that we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this Annual Report. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. All statements other than statements of historical facts contained in this Annual Report may be forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions. Statements regarding our future results of operations and financial position, profitability or growth strategies, financing and capitalization strategies, and plans and objectives of management for future operations are examples of forward-looking statements included herein.

Our estimates and forward-looking statements are based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D “Key Information—Risk Factors” and elsewhere in this Annual Report.

You should not rely on forward-looking statements as predictions of future events as such statements are based upon information as of the date of this Annual Report and such information may be limited or incomplete. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

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

RISK FACTORS SUMMARY

Investing in our securities entails a high degree of risk as more fully described under Item 3.D “Key Information—Risk Factors” in this Annual Report. You should carefully consider such risks before deciding to invest in our securities. These risks include, among others:

●	We are a growth-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near-term.
●	In the future, we may need to raise funds, which may result in the dilution of our shareholders, and such funds may not be available on favorable terms or at all.
●	We will need to raise funds and these funds may not be available when needed.
●	We have a significant number of outstanding warrants and convertible redeemable preference shares which, when exercised or converted, as applicable, may cause significant dilution to our shareholders, have a material adverse impact on the market price of our Ordinary Shares and make it more difficult for us to raise funds through future equity offerings.
●	We currently face competition from a number of companies and expect to face significant competition in the future as the market for EV charging develops.
●	We rely on a limited number of suppliers and manufacturers of certain key components for our charging stations. A loss of any of these partners, including as a result of a global supply shortage, major shipping disruption, or insolvency or acquisition, could negatively affect our business, financial condition and operating results.
●	Our future revenue growth will depend in significant part on our ability to increase sales of our products and services across all client classes, including public network operators, fuel retailers and fleet operators.
●	Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base, maintain and grow our market share and achieve broader market acceptance of our solutions.
●	We are dependent on a limited number of significant customers and distributors for a substantial portion of our revenues. The loss of any such customer or distributor, a reduction in sales to any such customer or distributor, or the decline in the financial condition of any such customer or distributor could have a material adverse effect on our business, financial condition, and results of operations if they are not replaced with another large sales order.

●	An inadequate services and support offering, or customers seeking to manage or conduct their own services and support, could significantly reduce our profitability.
●	Future revenue from our software business will depend on customers renewing their services subscriptions and subscribing to newly developed software license offerings.
●	While we have not made material acquisitions to date, should we pursue acquisitions in the future, we would be subject to risks associated with acquisitions.
●	Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.
●	Our legal and accounting fees are high due to our dual-domicile structure of Australia and United States of America and we are expanding our operations internationally, which will expose us to additional tax, compliance, market and other risks.
●	Any delay in achieving our manufacturing expansion could impact revenue forecasts associated with these facilities.
●	If a safety issue occurs with our products, or similar products from another manufacturer, there could be adverse publicity around our products or the safety of charging stations generally, which could adversely affect our business and results of operations.
●	If products in our product roadmap, including our software licenses, do not achieve projected sales in the future in their planned channel, revenue forecasts for that product will not be met and our results of operations could be adversely affected.
●	Our business faces risks from pandemics, accidents, calamities or other causes or events which could adversely affect our business, particularly where these result in an interruption of our production capability at one or more of our manufacturing facilities
●	We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.
●	The abundance of relatively inexpensive fuel, changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and depot charging sales opportunities for heavy vehicles and thus the demand for our products and services.
●	Our future growth and success are highly correlated with, and thus dependent upon, the continuing rapid adoption of EVs for passenger and fleet applications.
●	The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and other entities in many countries around the world to offset the purchase or operating cost of EVs and EV charging stations. Our sales and sales growth heavily rely on these incentives to continue the transition towards the electrification of transport, and therefore the demand for EV chargers.
●	The EV charging industry is characterized by rapid technological change, which requires us to continue to develop new products, more reliable products and product innovations. Any delays or failures in such developments could adversely affect market adoption of our products and our financial results.
●	Competition to increase market share may lead to our competitors reducing their margins, selling competing products at a loss or signing up to unfavorable contract terms, requiring us to either lose market share, sell our products for similarly low margins or increase our exposure to legal risk, which could adversely affect our results of operations and financial condition.
●	We may need to defend against intellectual property infringement or misappropriation claims or challenge the patents of our competitors, which may be time-consuming and expensive.
●	Our products are subject to numerous standards and regulations, which may materially and adversely affect our business, results of operations or financial condition.
●	Our technology may contain undisclosed or undetected defects, errors or bugs in its hardware or software components, which could impede market acceptance, harm our standing among existing or potential customers and drivers, and potentially subject us to legal claims and liabilities, all of which could significantly impact our business operations in an adverse manner.
●	We expect to incur product development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to us if such products do not meet market needs.
●	Our systems are susceptible to various forms of cyber threats, including computer malware, viruses, ransomware, hacking attempts, phishing attacks, and similar disruptions. These incidents have the potential to lead to security and privacy breaches, as well as interruptions and delays in our services and operations, which could significantly impact our business.
●	Our financial condition and results of operations are likely to fluctuate in the future due to, among other things, the cyclical nature of the automotive industry, which could cause our results to fall below expectations, resulting in a decline in the price of our Ordinary Shares.
●	Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect our business and future profitability.

●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
●	The report of Tritium’s independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about Tritium’s ability, and, in turn, our ability, to continue as a going concern.
●	There are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm our business may occur and not be detected.
●	We may be adversely affected by foreign currency fluctuations.
●	Data protection laws, and similar domestic or foreign regulations, may adversely affect our business.
●	Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions.
●	Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.
●	Significant inflation could adversely affect our business and financial results.
●	Holders of our Preference Shares are entitled to certain payments under the Schedule of Terms that may be paid in cash or in Ordinary Shares, depending on the circumstances. If we make these payments in cash, it may require the expenditure of a substantial portion of our cash resources. If we make these payments in Ordinary Shares, it may result in substantial dilution to the holders of our Ordinary Shares.
●	The Schedule of Terms for the Preference Shares contain anti-dilution provisions that may result in the reduction of the conversion price of the Preference Shares in the future. This feature may result in an indeterminate number of Ordinary Shares being issued upon conversion of the Preference Shares. Sales of these shares will dilute the interests of other security holders and may depress the price of our Ordinary Shares and make it difficult for us to raise additional capital.

WHERE TO FIND MORE INFORMATION

Our website address is tritiumcharging.com. We may use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investors” section or at investors.tritiumcharging.com. We may also use certain social media channels, such as LinkedIn, Facebook or Twitter, as a means of disclosing information about us and our business to our colleagues, customers, investors and the public. While not all of the information that the Company posts to the Tritium website or to social media accounts is of a material nature, some information could be deemed to be material. Accordingly, investors should monitor our website and our social media channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. However, information contained on, or that can be accessed through, these communications channels do not constitute a part of this Annual Report and are not incorporated by reference herein. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.[Reserved.]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

We incurred total comprehensive losses of $118.6 million and $121.6 million for the full year ended June 30, 2023 and 2022, respectively. We believe we will continue to incur operating and comprehensive losses for the near-term. Even if we achieve profitability, there can be no assurance that we will be able maintain profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric trucks and other vehicles, and other electric transportation modalities, which may not occur. Further, EV charging is a developing technology and our future business performance is dependent upon our ability to build and sell a differentiated or market leading technology. If EV charging technology commoditizes and prices decrease more rapidly than we have forecasted, our market share and results of operations may be adversely impacted.

We will need to raise funds and these funds may not be available when needed.

We will need to raise capital in the future to drive our profitability and further scale our business. We may raise funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. We cannot be certain that such funds will be available on favorable terms when required, or at all. If we cannot raise funds when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. In addition, to the extent we raise funds through the sale of equity securities, our shareholders would experience dilution.

The current constraints on our liquidity could have important consequences. For example, they could:

●	require us to dedicate a substantial portion of our cash flows from operations to make interest and principal payments on our debt, reducing the availability of our cash flows to fund future capital expenditures, expansion efforts, working capital and other general corporate requirements;
●	increase the likelihood of negative outlook from credit rating agencies, or of a further downgrade to our current rating;
●	make it more difficult for us to satisfy our obligations under our various debt instruments;
●	increase our cost of borrowing and limit our ability to access additional debt to fund future growth or maintain adequate liquidity;
●	increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;
●	limit our flexibility in planning for, or reacting to, changes in our business and industry;
●	limit our operating flexibility through covenants with which we must comply; and
●	make us more vulnerable to increases in interest rates because of the variable interest rates on some of our borrowings.

The occurrence of any of the foregoing factors, amongst other factors, could have a material adverse effect on our business, results of operations and financial condition, which could negatively impact an investor to recover its investment in our Ordinary Shares.

In the future, we may need to raise funds, which may result in the dilution of our shareholders, and such funds may not be available on favorable terms or at all.

We may need to raise additional capital in the future and may elect or be required to issue shares (including through our Preference Shares SPA (as defined below) or pursuant to incentive arrangements) or engage in fundraising activities for a variety of reasons, including funding acquisitions or growth initiatives. We used our committed equity facility with B Riley Principal Capital II, LLC (the “B. Riley Facility”) in June and July 2023, raising a total of approximately $2.4 million by issuing 1,631,302 new shares. On September 12, 2023, the B. Riley facility was terminated and we entered into a Securities Purchase Agreement (as amended on September 18, 2023, the “Preference Shares SPA”) with certain accredited investors (the “Preference Shares Investors”), pursuant to which we agreed to sell to the Preference Shares Investors an aggregate of 26,595,745 Series A Convertible Redeemable Preference Shares, no par value per share, and with stated value equal to $1.00 per share, convertible into Ordinary Shares, at an initial conversion price of $0.815 per share (the “Preference Shares”), pursuant to the terms of the Schedule of Terms of the Preference Shares (the “Schedule of Terms”).

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

Certain covenants could impair our ability to obtain further financing for working capital, capital expenditures, acquisitions or general corporate purposes. For example, our financing agreements may limit our ability to, among other things:

●	pay dividends or make other distributions to our shareholders;
●	make restricted payments;
●	incur liens;
●	engage in transactions with affiliates;
●	modify certain material contracts; and
●	enter into business combinations.

We have a significant number of outstanding warrants and convertible redeemable preference shares which, when exercised or converted, as applicable, may cause significant dilution to our shareholders, have a material adverse impact on the market price of our Ordinary Shares and make it more difficult for us to raise funds through future equity offerings.

Pursuant to the Financing Warrant Agreement and Preference Shares SPA, we issued to the investors a series of warrants and convertible redeemable preference shares, respectively. The issuance of shares of Ordinary Shares upon the exercise of the Financing Warrants or conversion of the convertible redeemable preference shares would dilute the percentage ownership interest of all shareholders, might dilute the book value per share of our Ordinary Shares and would increase the number of our publicly traded shares, which could depress the market price of our Ordinary Shares.

On September 12, 2023, the holders of the Financing Warrants delivered the required notice pursuant to the Financing Warrant Agreement Amendment of their intent to exchange all outstanding Financing Warrants for Ordinary Shares. Pursuant to the Notice, we issued 8,254,527 Ordinary Shares in consideration of the 1,173,372 issued and outstanding Financing Warrants.

As of the date of this Report, there were 10,441,503 Warrants outstanding at an exercise price of $$6.90 per share, and we may issue additional options, warrants and other types of equity in the future as part of stock-based compensation, capital raising transactions or other strategic transactions. To the extent these options and warrants are ultimately exercised, existing holders of our Ordinary Shares would experience dilution which may cause the price of our Ordinary Shares to decline.

We currently face competition from a number of companies and expect to face significant competition in the future as the market for EV charging develops.

The EV charging industry is relatively new, and the competitive landscape is still developing. Our growth in each of our markets requires differentiating ourselves as compared to our competition or being a market leader. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted. Successfully penetrating large emerging EV markets, such as North America and Europe, will require early engagement with customers to gain market share, and ongoing efforts to scale channels, installers, teams and processes. Further, a number of our competitors have opened factories in the United States to take advantage of the available government funding, which may adversely affect our ability to gain market share in North America. Our potential future entrance into additional markets may require establishing us against existing competitors. In addition, there are multiple competitors in North America and Europe that could begin selling and commissioning chargers of lower quality which, in turn, may cause poor driver experiences, hampering overall EV adoption or trust in EV charging providers.

We believe that we are differentiated from the majority of current publicly listed EV charger manufacturers in that we focus exclusively on developing DC fast charging solutions which are typically used for public and fleet applications. However, many EV charging manufacturers are offering home charging equipment, including less expensive and slower AC charging equipment, which could reduce demand for public DC fast charging capabilities if, for example, fleet owners find AC charging to be sufficient. Further, the continued or future adoption of home charging technologies could reduce the demand for public charging.

Tesla Inc. (“Tesla”) has a large public DC charging network in our key markets. In the past this network has been limited to Tesla vehicles. Tesla has opened portions of this network to other EVs, which could reduce overall demand for DC fast charging at other sites and demand for sales of our charging equipment. Additionally, other large automotive manufacturers have announced their willingness to adopt Tesla’s North American Charging Standard (NACS) connectors, potentially furthering the reach of Tesla’s network. Conversely, Tritium has an opportunity to integrate the NACS connectors into our chargers making them more accessible to Tesla drivers and increasing driver demand for our customers.

Additionally, future changes in charging preferences; the development of inductive EV charging capabilities; battery chemistries, ultralong-range batteries or energy storage technologies, industry standards or applications; driver behavior or battery EV efficiency may develop in ways that limit our future share gains in certain high promising markets or slow the growth of our addressable market. We may face competition from other EV charging technologies, such as battery swapping technology or wireless / inductive charging, or technologies which may be developed in the future. Competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements, and may be better equipped to initiate or withstand substantial price competition.

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

We rely on a limited number of suppliers and manufacturers of certain key components for our charging stations. A loss of any of these partners, including as a result of a global supply shortage, major shipping disruption, or insolvency or acquisition, could negatively affect our business, financial condition and operating results.

We rely on a limited number of suppliers to manufacture components for our charging stations, including in some cases only a single supplier for some products and components. This reliance on a limited number of suppliers increases our risks, since we do not currently have proven reliable alternative or replacement suppliers for certain components beyond these key parties, and in some cases replacing the supplier would require re-certification of the charging station by relevant regulatory authorities. In the event of a disruption, we may not be able to increase capacity from other sources, or develop alternate or secondary sources, without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our suppliers is acquired or impacted by liquidity issues, any raw materials shortages or price increases, or manufacturing, shipping or regulatory disruptions. Across our product line, we develop equipment solutions based on preferred dual-source or common off-the-shelf vendors. However, due to our designs and the state of technological maturity of the fast DC charger supply chain, we rely on several single source vendors, the unavailability or failure of which can pose risks to our supply chain and delay revenue.

If we experience a significant increase in demand for our charging stations, or if we need to replace an existing supplier, it may not be possible to supplement or replace them on acceptable terms or at all, which may undermine our ability to deliver products to customers in a timely manner. For example, we may take a significant amount of time to identify a supplier that has the capability and resources to build charging station components in sufficient volume. Identifying suitable suppliers and sub-assembly manufacturers could be an extensive process that requires us to become satisfied with their component or sub-assembly specifications, quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ESG practices. Accordingly, a loss of any significant suppliers or sub-assembly manufacturers could have an adverse effect on our business, financial condition and operating results.

Our future revenue growth will depend in significant part on our ability to increase sales of our products and services across several client classes, including public network operators, fuel retailers and fleet operators.

Our future revenue growth will depend in significant part on our ability to increase sales of our products and services across several client classes, including public network operators, fuel retailers and fleet operators. Each client class includes its own associated risks. Public network operators face challenges to find appropriate sites, connect to the electrical grid, get sufficient electrical grid feed, obtain building approvals and install chargers efficiently. In addition, if drivers determine they prefer to charge at home more often, demand for public charging may fall. Fuel retailers face the same challenges as public network operators, additionally, fuel retailers may be incentivised to select competing technologies, or extend the sale of fuel and low emissions fuels (such as hydrogen), which gives them a competitive advantage in site storage and handling. The electrification of fleets (including last mile, auto dealerships and heavy vehicles) is an emerging industry. Fleet operators may not adopt EVs on a widespread basis and on the timelines we anticipate, or they may select less expensive AC slow charging equipment. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet can be costly and capital intensive, which could result in slower than anticipated adoption. Fleet operators may also require significant additional services and support, and if we are unable to provide such services and support, it may adversely affect our ability to attract additional fleet operators as customers. Any failure to attract and retain public network operators, fuel retailers or fleet operators as customers in the future would adversely affect our business and results of operations.

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

We are substantially dependent on our direct sales force to obtain new customers and grow existing customer sales. We plan to continue to expand our direct sales force both domestically and internationally, but we may not be able to recruit and hire a sufficient number of qualified sales personnel, which may adversely affect our ability to expand our sales capabilities and increase our account management capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Furthermore, hiring sales personnel in new countries can be costly, complex, and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the revenue expected, or ultimately achieved, from those countries. There is significant competition for direct sales personnel with strong sales skills, technical knowledge and large account management expertise. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct sales personnel and on such personnel attaining desired results within a reasonable amount of time. Our business will be harmed if continuing investment in its sales and marketing capabilities does not generate a significant increase in revenue.

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

We are, and may continue to be, dependent on a limited number of customers and distributors for a substantial portion of our revenue. We cannot be certain that customers and/or distributors that have accounted for significant revenues in past periods, individually or as a group, will continue to generate similar revenues in any future period. The loss of any of our major customers could negatively affect our results of operations, and any reduction, delay or cancellation of orders from one or more of our significant customers, a decision by one or more of our significant customers to select products manufactured by a competitor, or a slow-down in their business due to funding delays or slower than expected driver utilisation or infrastructure rollout, would significantly and negatively impact our revenue. Additionally, the failure of our significant customers to pay their current or future outstanding balances would increase our operating expenses and reduce our cash flows.

We expect to generate revenue from services and support of our customer installation base. An inadequate services and support offering, or customers seeking to manage or conduct their own services and support, could significantly reduce our profitability.

Once a customer has installed our charging stations, station owners and drivers will rely on us to provide support services to resolve any issues that might arise in the future. Under resourced customers or customers new to the market may be unwilling to utilize our service and support offerings and may therefore represent a risk to our brand and reliability reputation. Rapid and high-quality customer support is important so station owners can provide charging services and so drivers can receive reliable charging for their EVs. The importance of high-quality customer support will increase as we seek to expand our business and pursue new customers and geographies. If we do not quickly resolve issues and provide effective support, our ability to retain customers or sell additional products and services to existing customers could suffer and our brand and reputation could be harmed.

Future revenue from our software business will depend on customers renewing their services subscriptions and subscribing to newly developed software license offerings. If customers do not agree to pay for the software that they have been previously making use of, or newly developed software, or stop using the software or any of our other subscription offerings, or if customers fail to add more stations, our business and operating results will be adversely affected.

In addition to selling charging station hardware, we expect that our future revenue will also depend on customers buying, or continuing to subscribe to, and pay for, our EV charging software services. Therefore, it is important that customers renew their subscriptions when their warranty expires, and that some customers purchase service level agreements which will include Tritium software licences, subscribe to new software modules, and/or add additional charging stations and services to their existing subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users, stations or level of functionality, or may not subscribe to newly developed software modules. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the charging stations, prices, the features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions. If customers do not renew their subscriptions, if they renew on less favorable terms, or if they fail to add products or services, our business and operating results will be adversely affected.

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

Our executive officers have limited experience in the management of a publicly traded company in the United States. The management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant cost to the company as external advisors are required, or a material risk in that they could fail to meet a requirement leading to loss or damage to the company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require costs greater than expected.

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

Our success depends, in part, on our continuing ability to attract, recruit, develop and retain qualified talent. Failure to do so effectively would adversely affect our business. Competition for employees can be intense, and in an industry which is growing as fast as ours, it is critical that we create and maintain a highly competitive employee value proposition, encompassing compensation & benefits, strong and inspiring leadership, clear and transparent career paths and a culture which creates the conditions for every employee to come to work and perform at their best and enables us to deliver our mission. Failure to create a competitive advantage in the talent market will result in slower recruitment turnaround, higher turnover levels and an increased number of talent and capability gaps, any one of which could impact our ability to execute our global business strategy.

Our legal and accounting fees are high due to our dual-domicile structure of Australia and United States of America and we are expanding our operations internationally, which will expose us to additional tax, compliance, market and other risks.

Our primary operations are in Australia, the United States and the Netherlands, which requires engagement by local and foreign legal and accounting firms resulting in higher overall servicing fees, and we maintain contractual relationships with suppliers and sub-assembly manufacturers throughout the world. We are continuing to invest to increase our presence in these regions and to expand globally. We are also exploring the possibility of establishing a services center in the United Kingdom. Managing this expansion requires additional resources and controls, and could subject us to risks associated with international operations, including:

●	conformity with applicable business customs;
●	potential changes to our established business model;
●	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;
●	installation challenges;
●	differing driving habits and transportation modalities in other markets;
●	different levels of demand among commercial, fleet and residential customers;
●	compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the EU General Data Protection Regulation (the “EU GDPR”), the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”), changing requirements for legally transferring data out of the European Economic Area, Singapore’s Personal Data Protection Act (“PDPA”), as amended, and the California Consumer Privacy Act (“CCPA”);
●	compliance with U.S. and foreign anti-bribery laws including the FCPA and the UK Bribery Act 2010 (the “UK Bribery Act”);
●	conforming products to various international regulatory and safety requirements as well as charging and other electric infrastructures;
●	difficulty in establishing, staffing and managing foreign operations;
●	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;
●	restrictions on repatriation of earnings;
●	compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; and
●	regional economic and political conditions.

As a result of these risks, our current expansion efforts and any potential future international expansion efforts may not be successful.

Any delay in achieving our manufacturing expansion could impact revenue forecasts associated with these facilities.

While the Company has taken great steps to achieve its current manufacturing expansion, our ability to fund the establishment of new manufacturing facilities or expansion of existing facilities depends on, cash flow from future operations and further efforts to finance our activities, which may not materialize or be available at the needed levels, or other sources of funding, which may not be available at acceptable rates or at all. In addition, completion of these projects could be delayed due to factors outside of our control, including equipment delivery delays and other shipping delays or interruptions, supply chain issues, delays in customs processing, delays in obtaining regulatory approvals, work stoppages, imposition of new trade tariffs, and unusual weather conditions. Any delays in completion of these projects could impact revenue forecasts associated with the expanded facilities and could adversely affect our business, financial condition and results of operations.

In August 2022, we announced the grand opening of our U.S. manufacturing facility in Lebanon, Tennessee, which, as of the date of this Annual Report, is expected to eventually include up to five production lines, employ more than 600 people over the next five years and have the potential in the future to produce approximately 30,000 units per year at peak capacity. Any adverse developments in the global economy, disruptions to supply chains or issues obtaining manufacturing inputs, difficulty in obtaining the required permits, delays in construction or in staffing the facility could impact the facility’s ability to meet estimated production capacity or to begin production on the expected timeline and may increase the cost required to bring the facility on line and maintain its operations. Any further delays in achieving production capacity at the Tennessee facility or any of our other production facilities as a result of things like supply chain issues, worker shortages or stoppages, or other factors could negatively impact our revenue. Additionally, while all chargers produced at the facility are currently expected to comply with applicable Buy America Act provisions under U.S. Federal Highway Administration requirements for domestic sourcing, unforeseen supply chain disruptions, issues accessing manufacturing inputs, issues with product performance or reliability or a change in our strategic priorities for the facility could result in noncompliance with the relevant Buy America Act provisions.

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

Our business faces risks from pandemics, accidents, calamities or other causes or events which could adversely affect our business, particularly where these result in an interruption of our production capability at one or more of our manufacturing facilities.

We manufacture our products at a limited number of manufacturing facilities, and we generally do not have redundant production capabilities that would enable us to shift production of a particular product rapidly to another facility in the event of a loss of one of, or a portion of one of, our manufacturing facilities. A catastrophic loss of the use of one or more of our manufacturing facilities due to accident, fire, explosion, labor issues, extreme weather events, natural disasters, condemnation, cyberattacks, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our production capabilities. In addition, unexpected failures, including as a result of power outages or similar disruptions outside of our control, of our equipment and machinery could result in production delays or the loss of raw materials or products in the equipment or machinery at the time of such failures. Further events that we may experience include, but are not limited to, an increase of the impact of COVID-19, new pandemics, acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or man-made events or occurrences that may have a material adverse effect on our supply chain, the demand for our applications and our ability to conduct business.

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

Furthermore, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of affects on the global economy following any pandemic, accident, calamity or other causes or events, could each have a material adverse effect on the demand for our products and services.

We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

We have experienced rapid growth in recent periods. For example, the number of full-time employees has grown from 222 in 2018 to 818 as of June 30, 2023. The growth and expansion of our business has placed, and continues to place, a significant strain on management, operations, financial infrastructure and corporate culture. In the event of further growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations and may introduce opportunities for data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate funds. We may also face risks to the extent such bad actors infiltrate the information technology infrastructure of our contractors.

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

Risks Related to the EV Market

The abundance of relatively inexpensive fuel, changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and depot charging sales opportunities for heavy vehicles and thus the demand for our products and services.

An abundance of relatively inexpensive fuel may prevent or cause delays in customers purchasing electric vehicles. For example, fuel that is abundant and relatively inexpensive in the United States, such as compressed natural gas, may emerge as the preferred alternative to petroleum-based fuels. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based fuels over others, which may not necessarily be EVs. This may impose additional obstacles to the development of a more ubiquitous EV market and therefore the ease of purchase of EVs. If any of the above cause or contribute to consumers or businesses no longer purchasing EVs or purchasing them at a lower rate, it would materially and adversely affect our business, operating results, financial condition and prospects. Further, if the fuel efficiency of non-electric vehicles continues to increase, and the cost of vehicles using renewable transportation fuels, such as ethanol and biodiesel, improves, the demand for EVs could diminish. In addition, the EV fueling model is different than gasoline or other fuel models, requiring behavior change and education of influencers, consumers and others, such as regulatory bodies.

Our future growth and success are highly correlated with, and thus dependent upon, the continuing rapid adoption of EVs for passenger and fleet applications.

Our future growth is highly dependent upon the continued rapid adoption of EVs by governments, businesses and consumers. The market for EVs is still rapidly evolving, characterized by changing technologies, competitive pricing and other competitive factors, evolving government regulation and industry standards, changing consumer demands and behaviors, changing levels of concern related to environmental issues and government initiatives related to climate change and the environment generally, including the climate change initiatives of the Biden administration. Although demand for EVs has grown in recent years, there is no guarantee of continued growth or future demand. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our business, prospects, financial condition and operating results would be harmed. The market for EVs, and ultimately EV chargers, could be affected by numerous factors, such as:

●	abundance of relatively inexpensive fuel;
●	competition, including from other types of charging methods, i.e., wireless and inductive charging and battery swaps
●	perceptions about EV features, quality, safety, performance and cost;
●	perceptions about the limited range over which EVs may be driven on a single battery charge;
●	perceptions about the convenience, speed and cost of charging EVs;

●	concerns regarding the availability of convenient fast-charging infrastructure;
●	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;
●	volatility in the cost of oil, gasoline and electricity;
●	concerns regarding the stability of the electrical grid;
●	the decline of an EV battery’s ability to hold a charge over time;
●	availability of service and maintenance for EVs;
●	availability of EV batteries;
●	availability of critical minerals and other components for the manufacture of EVs and EV batteries;
●	increases in fuel efficiency;
●	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally as well as grants and other money made available to support purchase of EVs or the installation of charging infrastructure;
●	relaxation of government mandates or quotas regarding the sale of EVs, relaxation of emission standards or further reductions related to gasoline and other alternative fuel vehicles;
●	concerns about the future viability of EV manufacturers;
●	the number, price and variety of EV models available for purchase;
●	inflationary pressures on the cost of EVs and the cost of financing EV purchases; and
●	EV supply chain disruptions

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect the growth in the acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly because EVs can be more expensive than traditional gasoline-powered vehicles. Furthermore, because fleet operators are expected to make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and our products and services in particular.

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

The U.S. federal government, foreign governments, and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits, and other financial incentives. The EV market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EVs and EV charging stations for customers and support widespread installation of EV charging infrastructure. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. In particular, U.S. federal tax credits to purchasers of EVs as well as EV charging stations under Section 30C of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to market its EV charging stations, have subsidized the cost of placing in service EV charging stations, and are expected to continue to do so under current legislation, like the Inflation Reduction Act. If a substantial number of credits or incentives, like those from the IRA, the National Electric Vehicle Infrastructure Law Formula Program, the Bipartisan Infrastructure Law, or many others were to end, or if our products were to not qualify for funding under those programs, there could be a negative impact on the EV and EV charging market, and adversely impact our business operations, financial results and expansion potential. See Item 4.B “Information on the Company—Business Overview—Government Regulation and Incentives” of this Annual Report.

Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells, could harm the ability of EV manufacturers to produce electric vehicles.

EV manufacturers may experience increases in the cost of, or a sustained interruption in the supply or shortage of, raw materials, particularly where there are a limited number of vendors and original equipment manufacturers (“OEMs”). Any such cost increase or supply interruption or shortage could materially negatively impact their businesses as well as our business prospects, financial condition and operating results. EV and EV battery manufacturers use various raw materials including aluminium, steel, carbon fiber, non-ferrous metals (such as copper), lithium, and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand and could adversely affect their businesses and our business prospects and operating results. Additionally, certain EV and EV battery manufacturers may be required to comply with supply chain diligence requirements under the “Buy America” Act in obtaining certain of these raw materials, which may result in increased procurement costs if only a limited number of suppliers meet such criteria. As such, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the EV industry as demand for such cells increases;
●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
●	an increase in the cost of raw materials, such as cobalt and lithium, used in lithium-ion cells.

Any disruption in the supply of battery cells could temporarily disrupt production of all EVs. Moreover, battery cell manufacturers may refuse to supply to EV manufacturers if they determine that the vehicles are not sufficiently safe. Substantial increases in the prices for raw materials would increase EV and EV battery manufacturers’ operating costs and could reduce their margins if the increased costs cannot be recouped through increased EV prices. This would likely result in the production of fewer EVs and EV batteries by manufacturers.

The EV charging industry is characterized by rapid technological change, which requires us to continue to develop new products, enhance their reliability and develop product innovations. Any delays or failures in such development could adversely affect market adoption of our products and our financial results.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology, including our products. Our future success will depend upon our ability to timely develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as introduce a variety of new and improved product offerings, to address the changing needs of EV charging. Wireless inductive EV charging and battery swap offerings could also become more viable and gain some market share. As new products are introduced, gross margins tend to decline in the near-term and improve as the product become more mature and with a more efficient manufacturing process.

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

We cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative providers. Delays in introducing products, improvements and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase our competitors’ products or services.

If we are unable to devote adequate resources to develop and improve products, or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses and our business and prospects will be adversely affected.

Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

This Annual Report includes estimates of the addressable market for our products and solutions, and the EV market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this Annual Report relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize as fast as expected, if ever, and even if the markets meet the size estimates and growth forecasted in this Annual Report, our business could fail to grow at similar rates.

Competition to increase market share may lead to our competitors reducing their margins, selling competing products at a loss or signing up to unfavorable contract terms, requiring us to either lose market share, sell our products for similarly low margins or increase our exposure to legal risk, which could adversely affect our results of operations and financial condition.

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

Competitive pressure to gain market share could result in our competitors executing agreements with unfavorable contract terms that shift key risks onto the charger manufacturer, such as new product development and certification timeframes, component failures and requirements to proactively retrofit parts, which have not yet failed, and extended warranty offerings without utilisation caps. If our competitors decide to sign contracts on these terms, we may decide to sign up for them in order to compete, which could adversely affect our results of operations.

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

From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits against us alleging infringement or misappropriation of such rights. There can be no assurance that we will be able to mitigate the risk of such suits or successfully combat legal demands by competitors or other third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or at all, or that we will be able to avoid such litigation or arbitration. Further, such licenses and associated disputes could significantly increase our operating expenses. If we are unable to successfully resolve any such dispute, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. Further, we may be forced to challenge the patents of our competitors, either in conjunction with defending an infringement claim or separately, in order to protect our rights to sell our current and future products. If we are required to take one or more such actions, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or other disputes, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Our business may be adversely affected if we are unable to maintain, protect and enforce intellectual property.

Our success depends, at least in part, on our ability to protect our technology and intellectual property. To accomplish this, we rely on, and plan to continue relying on, a combination of patent, trade secret, copyright, trademark and other intellectual property law as well as contractual rights to establish, retain ownership of, and protect our intellectual property. Despite our efforts to protect our intellectual property, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that our intellectual property is invalid or unenforceable, or that they do not infringe upon our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or may take in the future in an effort to prevent or combat infringement, misappropriation or other violations may be unsuccessful. Any litigation could result in significant expense to us, including the diversion of management’s time, and may not ultimately be resolved in our favor. Failure to adequately protect and enforce our intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results.

The measures we take to protect our intellectual property from infringement, misappropriation or unauthorized use by others may not be effective for various reasons, including the following:

●	any patent applications we submit may not result in the issuance of patents;
●	the scope of issued patents may not be broad enough to cover a competitor’s products;
●	any patents or trademarks may be challenged by competitors and/or invalidated or cancelled by courts or governmental authorities;
●	the costs associated with enforcing patents or other intellectual property rights or confidentiality agreements may make aggressive enforcement impracticable;
●	current and future competitors may circumvent our patents or independently develop similar trade secrets or works of authorship, such as software;
●	know-how and other proprietary information we purport to hold as a trade secret may not qualify as a trade secret under applicable laws; and
●	proprietary designs and technology embodied in our products may be discoverable by third parties through means that do not constitute violations of applicable laws.

Patent, trademark, trade secret and other intellectual property laws are geographical in scope and vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of its intellectual property in foreign jurisdictions may be difficult or impossible. For example, the laws, regulations and legal requirements in China are subject to frequent changes and the exact obligations under and enforcement of laws and regulations related to intellectual property rights are often subject to unpublished internal government interpretations and policies, which makes it challenging to ascertain compliance with such laws. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States.

To protect our trade secrets and other proprietary information, we typically require employees, consultants and others to whom we grant access to the information to enter into confidentiality agreements. However, we cannot assure you that we have entered into these agreements with everyone who has access to our proprietary information, that the agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of our proprietary information, and that the agreements will not be breached. It may be possible for a third party to copy or otherwise obtain and use our proprietary rights. We employ people on product development projects and in the factory and necessarily disclose to those persons our trade secrets and know-how concerning our hardware and software. There is a risk that our employees may improperly disclose our trade secrets to our competitors for commercial advantage, including in countries where the legal system does not support enforceability of intellectual property rights. Customers may also dismantle our hardware for the purposes of reverse engineering it. While we take legal and other steps to protect our trade secrets and know-how, there can be no assurance that any protective measure taken by us has been or will be adequate to protect our proprietary rights from industrial espionage or other risks of trade secret misappropriation.

We may be the target of industrial espionage and it is difficult for us to protect against industrial espionage carried out by foreign state actors. This exposes us to the risk of potential theft of trade secrets, intellectual property and industry know-how by employees who may act for other countries, including such countries that do not offer protection or enforcement of laws and regulations related to intellectual property infringement.

Certain patents in the EV industry may come to be considered “standard essential patents”. If this is the case with respect to any of our patents, we may be required to license certain of our technology on “fair, reasonable and non-discriminatory” terms, which may decrease our revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of our technology and intellectual property, and those derivative works may become directly competitive with our offerings.

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

Further, should regulatory bodies later impose a standard for EV charging stations that is not compatible with our infrastructure, we may incur significant costs to adapt our business model to the new regulatory standard, which may require significant time and, as a result, may have a material adverse effect on our revenues or results of operations.

Our technology may contain undisclosed or undetected defects, errors or bugs in its hardware or software components, which could impede market acceptance, harm our standing among existing or potential customers and drivers, and potentially subject us to legal claims and liabilities, all of which could significantly impact our business operations in an adverse manner.

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

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business and results of its operations:

●	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;
●	loss of existing or potential customers or partners;
●	interruptions or delays in sales;
●	delayed or lost revenue;
●	delay or failure to attain market acceptance;
●	delay in the development or release of new functionality or improvements;
●	negative publicity and reputational harm;
●	sales credits or refunds;
●	exposure of confidential or proprietary information;
●	diversion of development and customer service resources;
●	breach of warranty claims;
●	legal claims under applicable laws, rules and regulations; and
●	an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect us from claims by customers, resellers, business partners or other third parties, including, for example claims of systematic defects that may require replacement or repair at the cost of the Company. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, systematic defect, warranty, or other similar claim could have an adverse effect on our business, operating results, and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation or settlement agreements, divert management’s time and other resources and cause reputational harm.

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

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant product development expenses in the future as part of our efforts to design, develop, manufacture, certify and introduce new products and enhance existing products. Tritium’s product development expenses were $15.4 million and $14.0 million for the fiscal years ended June 30, 2023 and 2022, respectively, and we believe our product development expenses are likely to grow in the future. We have also incurred and will continue to incur material tooling, equipment, parts and facility costs in support of our product development efforts. Further, our product development program may not produce successful or timely results, and our new products may not achieve market acceptance, create additional revenue or become profitable. If we fail to offer high-quality support to station owners and drivers, our business and reputation will suffer.

Our systems are susceptible to various forms of cyber threats, including computer malware, viruses, ransomware, hacking attempts, phishing attacks, and similar disruptions. These incidents have the potential to lead to security and privacy breaches, as well as interruptions and delays in our services and operations, which could significantly impact our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in our services and operations and loss, access, disclosure, alteration, destruction, misuse or theft of data, including confidential, proprietary or personal data. Computer malware, viruses, ransomware, hacking, phishing, and other attacks against online networks have become more prevalent and may occur on our systems and the systems of our third-party vendors in the future. We have implemented security measures, such as multi-factor authentication and security incident and event management tools. But, any attempts by cyber attackers to disrupt our and our third-party vendors’ services or systems, access our data or any improper loss, access, disclosure, alteration, destruction, misuse or theft of data, if successful, could harm our business, introduce liability to individual, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Additionally, a number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that data subject to such laws is accessed by unauthorized persons, and complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. As cyber-attacks evolve, the cost of measures designed to prevent such attacks continues to increase, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers. See the section entitled “Data protection laws, and similar domestic or foreign regulations, may adversely affect our business.”

We and our third-party vendors have previously experienced, and may in the future experience, service disruptions, outages and other performance problems with our software and computer systems. These issues can be caused by a variety of factors, including infrastructure changes, cyber-security threats, third-party vendors, human or software errors and capacity constraints. If our services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for our solutions from target customers.

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

Our operations rely on the support of external cloud service providers for the functioning of specific elements of our service and any disruptions, service delays, or limitations in scaling capacity with these providers could potentially hinder the utilization and functionality of our EV charging stations and other services, which has the potential to adversely impact our business operations and expose us to potential liabilities.

We currently serve our business partners and drivers using third-party cloud service providers. Any outage or failure of such cloud services could negatively affect our product connectivity and performance. Further, we depend on connectivity from our charging stations to our data network through cellular service and virtual private networking providers. Any incident (including those provided above) affecting a cloud service provider’s network or a cellular and/or virtual private networking services provider’s infrastructure or operations or any other entity in our collective supply chain, whether caused by fire, flood, storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of our EV charging stations and services.

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

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate in the future:

●	the timing and volume of new sales;
●	weather conditions which prevent or delay site installation;
●	fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining charging stations;
●	the timing of new product introductions, which can initially have lower gross margins;
●	weaker than anticipated demand for charging stations, whether due to changes in government incentives and policies or due to other conditions;
●	fluctuations in sales and marketing or product development expenses;
●	supply chain interruptions and manufacturing errors or delivery delays;
●	failure to increase manufacturing capacity by the forecasted amount, or within the expected timeframe;
●	the timing and availability of new products relative to customers’ and investors’ expectations;
●	the length of the sales and installation cycle for a particular customer;
●	the impact of COVID-19, including manufacturing or shipping delays and travel restrictions on our workforce or our customers, suppliers, vendors, certification and test agencies, or business partners;
●	disruptions in sales, production, service or other business activities;
●	our inability to attract and retain qualified personnel; and
●	unanticipated changes in federal, state, local, or foreign government incentive programs, which can affect demand for EVs.

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

We conduct operations, directly and through our subsidiaries, in Australia, the Netherlands, the United Kingdom and the United States, and we and our subsidiaries are subject to income taxes in Australia, the Netherlands, the United Kingdom and the United States. We may also in the future become subject to income taxes in other foreign jurisdictions. Our effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in our operating results before taxes, and the outcome of income tax audits in Australia, the Netherlands, the United Kingdom, the United States, or other jurisdictions. We will regularly assess all of these matters to determine the adequacy of our tax liabilities. If any of our assessments are ultimately determined to be incorrect, our business, results of operations, or financial condition could be materially adversely affected.

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

The tax laws of Australia, the Netherlands, the United Kingdom and the United States, as well as potentially any other jurisdiction in which we may operate in the future, have detailed transfer pricing rules that require that all transactions with related parties satisfy arm’s length pricing principles. Although we believe that our transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where we do business could challenge our transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge our transfer pricing policies, we could be subject to additional income tax expenses, including interest and penalties. Any such increase in our income tax expense and related interest and penalties could have a material adverse effect on our business, results of operations, or financial condition.

We may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

As a result of our expansion of operations, the tax laws may not be favorable, our effective tax rate may fluctuate, tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax laws, in each case, the impacts of which could adversely affect our after-tax profitability and financial results.

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

As at June 30, 2023, the majority of carried forward tax losses within our company are in Tritium Australia, which had carried forward tax losses of approximately $283.7 million, which may be available to reduce future Australian taxable income. These tax losses can be carried forward indefinitely, subject to the satisfaction of certain Australian loss testing provisions. For Australian tax purposes, carried forward tax losses may be utilized to reduce an entity’s taxable income to the extent that the entity satisfies either the Continuity of Ownership Test (“COT”) or the Business Continuity Test (“BCT”).

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

If a United States person is treated as owning at least 10% of the Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

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

We are incurring significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations. Further, we have significant legal and accounting fees due to our dual-domicile structure of Australia and the United States.

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

Our primary operations are in Australia, the United States and the Netherlands, and we are domiciled in both the United States and Australia, all of which requires engagement by local and foreign legal and accounting firms resulting in higher overall servicing fees. Such higher fees are burdensome the Company and may adversely affect our business and operations.

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

Our management have identified three material weaknesses in the design and operation of our internal control over financial reporting in connection with the preparation of our financial statements, as previously disclosed in our Annual Report on Form 20-F for the year ended June 30, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of June 30, 2023, the material weaknesses have not yet been remediated.

The material weaknesses referenced above are described below:

●	Lack of appropriately designed, implemented and documented procedures and controls at both entity level and process level to allow for Tritium to achieve complete, accurate and timely financial reporting. This is pervasive across the entity level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, revenue recognition processes, inventory existence processes, and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.
●	Segregation of duties has not been sufficiently established across the key business and financial processes. Given the size, nature of the organization, and lack of enforced controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel, segregation of duties has not been consistently applied to the key business and financial processes across the organization. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.

●	Lack of personnel with appropriate knowledge and experience relating to U.S. GAAP and SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to the Company being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with (i) the requisite knowledge and experience in the application of SEC financial reporting rules and regulations; and (ii) the appropriate expertise in the relevant U.S. accounting standards.

As described in Part II, Item 15. “Controls and Procedures”, we have concluded that our internal control over financial reporting was ineffective as of June 30, 2023 because material weaknesses existed in our internal control over financial reporting. We have taken a number of measures to remediate the material weaknesses described above; however, if we are unable to remediate our material weaknesses in a timely manner or we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and we may incorrectly report financial information. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our Ordinary Shares are listed, the SEC or other regulatory authorities. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form F-3 or Form F-4, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. In either case, this could result in a material adverse effect on our business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our Ordinary Shares. In addition, we will incur additional costs to remediate material weaknesses in our internal control over financial reporting, as described in Part II, Item 15. “Controls and Procedures”.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

The report of our independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about our ability, to continue as a going concern.

The report of our independent registered public accounting firm with respect to our consolidated financial statements as of June 30, 2023 and 2022 and for each of the three years ended June 30, 2023, 2022 and 2021 indicates that our financial statements have been prepared assuming that we will continue as a going concern. The report states that, since we have incurred net losses for the years ended June 30, 2023, 2022 and 2021, and we need to raise additional funds to meet our obligations and sustain our operations, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our success in obtaining additional equity or debt financing, attaining further operating efficiencies, reducing expenditures and ultimately, generating significant revenue growth. We need significant additional funding to execute our business plan and to continue operations. Our plans to raise additional capital, including our ability to consummate any equity or debt financing, or take other actions to address any doubt regarding our ability to continue as a going concern, may not be successful. We continue to seek and evaluate opportunities to raise additional funds through the issuance of our securities, asset sales, and through arrangements with strategic partners. If capital is not available to us when, and in the amounts needed, we could be required to liquidate our inventory, cease or curtail operations, or seek restructuring options. There can be no assurance that we would be able to obtain additional liquidity when needed or under acceptable terms, if at all. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, customers and employees, and continued cash losses may risk our status as a going concern. In the event we are forced to liquidate and/or file for bankruptcy, our investors could suffer a total loss on their investment.

Our plans in regard to these matters are described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

National and local governments and agencies in the countries in which we operate and in which our customers operate have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, disclosure, and other processing of information regarding consumers and other individuals, including our employees and employees of our service providers, which could impact our ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security, and other processing of individuals’ information are constantly evolving, can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe, the United Kingdom, the United States and Japan. The costs of compliance with, and other burdens imposed by, laws, regulations, standards, and other obligations relating to privacy, data protection, and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of our solutions, reduce overall demand, lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. Moreover, if we or any of our employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers’ data, it may damage our reputation and brand.

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

Additionally, the European Union adopted the GDPR in 2016, and it became effective in May 2018. In Europe and the UK, we are subject to the GDPR, which imposes a comprehensive data privacy compliance regime. The GDPR regulates cross-border transfers of personal data out of the EEA and the UK. The GDPR regulates cross-border transfers of personal data out of the EEA and the UK. The European Union and United States agreed in 2016 to a framework for data transferred from the European Union to the United States (Privacy Shield) to relevant self-certified US entities, but this framework was challenged and declared invalid by the Court of Justice of the European Union (“CJEU”) on July 16, 2020, thereby creating additional legal risks for us. In addition, the other bases on which we and our customers rely for the transfer of personal data across national borders, such as the Standard Contractual Clauses promulgated and modernized by the EU Commission on June 4, 2021 (and the UK Addendum to the EU standard contractual clauses/UK International Data Transfer Agreement), commonly referred to as the Model Clauses, continue to be subjected to regulatory and judicial scrutiny. For example, the CJEU noted in its decision of July 16, 2020 that reliance on the Model Clauses alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Following a period of legal complexity and uncertainty regarding international personal data transfers, particularly to the United States, we expect the regulatory guidance and enforcement landscape to continue to develop, in relation to transfers to the United States and elsewhere. If we or our customers are unable to transfer data between and among countries and regions in which we operate, it could decrease demand for our products and services or require us to modify or restrict some of our products or services. In addition, the other bases on which we and our customers rely for the transfer of personal data across national borders, such as the Standard Contractual Clauses promulgated and modernized by the EU Commission on June 4, 2021, commonly referred to as the Model Clauses, continue to be subjected to regulatory and judicial scrutiny. If we or our customers are unable to transfer data between and among countries and regions in which we operate, it could decrease demand for our products and services or require us to modify or restrict some of our products or services. Further, certain US states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, California adopted the CCPA, which went into effect in 2020 and was amended by the California Privacy Rights Act, which went into effect on July 1, 2023. Although we initiated a compliance program designed to ensure CCPA compliance after consulting with outside privacy counsel, we may remain exposed to ongoing legal risks related to the CCPA and the California Privacy Rights Act, as well as similar legislation passed in Virginia, Colorado, Connecticut, Utah, Indiana, Iowa, Montana, Tennessee, Texas, Oregon. Further, other states considering such laws, and there remains increased interest at the federal level. Additionally, Singapore adopted the PDPA in 2012, which was amended in 2022 to introduce (amongst other matters), an increased financial penalty cap and the mandatory data breach notification requirement.

The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection, and information security that are applicable to the businesses of customers may adversely affect our ability and willingness to handle, store, use, transmit and otherwise process certain types of information, such as demographic and other personal information, limit the use and adoption of our products and services and could have an adverse impact on our business.

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

Environmental and health and safety laws and regulations can be complex, are subject to change, and may become more stringent in the future, such as through new requirements enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted. For instance, California may adopt more stringent regulation for DC fast charging by 2024 and, in February 2023, the U.S. Department of Transportation and U.S. Department of Energy announced plans to include minimum standards and “Buy America” requirements for EV charger stations funded by certain U.S. federal programs. In addition, various local, state, and national incentives exist or may come to exist to encourage the installation of EV charging stations; nevertheless, the level and duration of such incentives are not guaranteed and may be subject to change over time.

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions, including the United States, that products be listed by ULSE Inc. (“UL”). or other similar recognized laboratories. In the United States, we are required to undergo certification and testing of compliance with UL standards, as well as other national and industry specific standards. We endeavor to have our products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold. Compliance with such certifications could be costly and if we or our products were to fail to comply with any such certifications, we could be limited in our ability to sell and market our products, which would have a material adverse effect on our business financial condition and results of operations.

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

We may also generate or dispose of solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain components of our chargers may be excluded from RCRA’s hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion, or if the requirements for the exclusion change, we may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations, or our ability to qualify the materials it uses for exclusions under such laws and regulations, could adversely affect our operating expenses. Additionally, we may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

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

We are a public company incorporated under the laws of Australia. Therefore, the rights of our shareholders are governed by Australian law and our constitution. These rights differ from the typical rights of stockholders of U.S. corporations. Circumstances that under U.S. law may entitle a stockholder of a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. Our shareholders may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a shareholder sought to bring proceedings in Australia based on U.S. securities laws, considerations include:

●	it may not be possible, or may be costly or time consuming, to effect service of process in the United States upon us or our non-U.S. resident directors or executive officers;
●	it may be difficult to enforce a judgment obtained in a U.S. court against us or our directors, including judgments under U.S. federal securities laws;
●	an Australian court may deny the recognition or enforcement of punitive damages or other awards or reduce the amount of damages granted by a U.S. court;
●	issues of private international law may apply which may lead to disputes about where court action or proceedings should be allowed to commence or continue, or which law of which jurisdiction applies and to which parts of the litigation;
●	an Australian court may not recognize a claim or may refuse to enforce it, in which case a claim may be required to be re-litigated before an Australian court in which procedure differs from U.S. civil procedure in a number of respects;

●	in applying Australian conflict of laws rules, that U.S. law (including U.S. securities laws) may not apply to the relationship between our shareholders and us or our directors and officers; and/or
●	that the U.S. securities laws may be regarded as having a public or penal nature and should not be enforced by the Australian court.

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

Our executive officers, directors and their affiliates hold approximately 29.48% of the outstanding Ordinary Shares as of June 30, 2023. As a result, these shareholders are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of our constitution and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

There is no guarantee that our Warrants will continue to be in the money, and they may expire worthless.

As of the date of this Annual Report, the exercise price for our Public Warrants and Private Placement Warrants is $6.90 per Ordinary Share, while the warrants issued in conjunction with the refinancing of the senior debt facility and the uncommitted accordion facility feature of up to $10.0 million included in the CIGNA Refinance Loan 2022 (“the Accordion Facility”). have an exercise price of $0.0001 per Ordinary Share. As of June 30, 2023, the sale price of our Ordinary Shares was $1.09 per share. If the price of our Ordinary Shares remains below $6.90 per share, the exercise price of our Warrants, warrant holders will be unlikely to cash exercise their Warrants resulting in little or no cash proceeds to us. There is no guarantee that our Warrants will be in the money and prior to their expiration, and as such, our Warrants may expire worthless.

Furthermore, as of September 12, 2023, we issued the Financing Warrants which further increased the number of outstanding warrants. The Financing Warrants, in addition to the Public Warrants and Private Placement Warrants, may cause significant dilution to our shareholders and further exacerbate the price at which the warrant holders may redeem their warrants making for an increased risk of the warrants potentially having little to no value.

Certain existing shareholders purchased our securities at a price below the current trading price of such securities, and may realize significant profits in the event of an increase in trading price. Future investors in the Company may not experience a similar investment return.

Before we listed on Nasdaq, certain existing shareholders purchased our securities at a price below the current trading price of such securities, and may realize significant profits in the event of an increase in trading price. Future investors in the Company may not experience a similar investment return. Certain of our shareholders acquired Ordinary Shares at prices below the current trading price of our Ordinary Shares, and may realize significant profits in the event of an increase in trading price.

Investors who purchase our Ordinary Shares in the open market following the Business Combination may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the current trading price. Additionally, even though our Ordinary Shares may be trading at a price below the trading price of DCRN’s common stock prior to the Business Combination, certain affiliates may still be incentivized to sell their shares due to the relatively lower price they paid to acquire such shares.

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

The warrants to purchase DCRN Public Warrants in the DCRN IPO, and the warrants to purchase DCRN Private Placement Warrants were issued in registered form under a warrant agreement. Such warrant agreement was amended and restate in connection with the consummation of the Business Combination to the A&R Warrant Agreement and all warrants converted into warrants to purchase an equal number of our Ordinary Shares (as converted, such DCRN Public Warrants being referred to as “Public Warrants,” such DCRN Private Placement Warrants being referred to as “Private Placement Warrants” and collectively referred to as the “DCRN Warrants”). The A&R Warrant Agreement provides that the terms of our Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any other modifications or amendments, including any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of our Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants (or, in the case of an amendment that adversely affects the Public Warrants in a different manner than the Private Placement Warrants or vice versa, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes) approve of such amendment. Although our ability to amend the terms of our Warrants with the consent of at least 50% of the then-outstanding Public Warrants (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes) is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of the Ordinary Shares purchasable upon exercise of a Warrant.

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

The price at which our Ordinary Shares and Warrants are quoted on Nasdaq may increase or decrease due to a number of factors. These factors may cause our Ordinary Shares and Warrants to trade at prices above or below the price at which our Ordinary Shares and Warrants are being offered under this document. There is no assurance that the price of our Ordinary Shares and Warrants will increase following the quotation of our Ordinary Shares and Warrants on Nasdaq, even if our operations and financial performance improve. Some of the factors, which may affect the price of our Ordinary Shares and Warrants include:

●	fluctuations in the domestic and international market for listed stocks;
●	general economic conditions, including interest rates, inflation rates, exchange rates, commodity and oil prices;
●	changes to government fiscal, monetary or regulatory policies, legislation or regulation;
●	inclusion in or removal from market indices;
●	changes to government fiscal, monetary or regulatory policy, legislation or regulation;
●	acquisition and dilution;
●	pandemic risk;
●	the nature of the markets in which we operate; and
●	general operational and business risks.

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

Risks Related to Our Series A Convertible Redeemable Preference Shares

Holders of our Preference Shares are entitled to certain payments under the Schedule of Terms that may be paid in cash or in Ordinary Shares, depending on the circumstances. If we make these payments in cash, it may require the expenditure of a substantial portion of our cash resources. If we make these payments in Ordinary Shares, it may result in substantial dilution to the holders of our Ordinary Shares.

We will be required to redeem the Preference Shares in equal installments, commencing on September 21, 2023, with each subsequent installment due and payable every twenty (20) trading days thereafter until such Preference Shares are redeemed (each an “Installment Date”). The installment payments are payable, at our election, in cash, or subject to certain limitations, in Ordinary Shares valued at the greater of (A) the Floor Price and (B) the lower of (i) the Conversion Price then in effect, (ii) 94% of the arithmetic average of the three (3) lowest daily VWAPs of the ten (10) trading days prior to the payment date and (iii) 94% of the VWAP of the trading day prior to payment date. For purposes of the Schedule of Terms, “Floor Price” means $0.15, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events, provided (a) that if on an Adjustment Date the Floor Price then in effect is higher than the Adjusted Floor Price with respect to such Adjustment Date, on such Adjustment Date the Floor Price shall be automatically lowered to such applicable Adjusted Floor Price and (b) that we may reduce the Floor Price to any amount set forth in a written notice to the holder with at least five (5) trading day prior written notice (or such other time as we and the holder shall mutually agree); provided, further, that any such reduction shall be irrevocable and shall not be subject to increase thereafter.

Our ability to make payments due to the holders of our Preference Shares using Ordinary Shares is subject to certain limitations set forth in the Schedule of Terms. If we are unable to make installment payments in Ordinary Shares, we may be forced to make such payments in cash. If we do not have sufficient cash resources to make these payments, we may need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If are unable to raise sufficient capital to meet our payment obligations, we may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity.

Our ability to make payments due to the holders of our Preference Shares using cash is also limited by the amount of cash we have on hand at the time such payments are due as well as certain provisions of the Corporations Act. Further, we may make the installment payments due to holders of Preference Shares in the form of Ordinary Shares to the extent allowed under the Schedule of Terms and applicable law in order to preserve our cash resources. The issuance of Ordinary Shares to the holders of our Preference Shares with increase the number of Ordinary Shares outstanding and could result in substantial dilution to the existing holders of our Ordinary Shares.

The Schedule of Terms for the Preference Shares contain anti-dilution provisions that may result in the reduction of the conversion price of the Preference Shares in the future. This feature may result in an indeterminate number of Ordinary Shares being issued upon conversion of the Preference Shares. Sales of these shares will dilute the interests of other security holders and may depress the price of our Ordinary Shares and make it difficult for us to raise additional capital.

The Schedule of Terms for our Preference Shares contains provisions which require the lowering of the applicable conversion price, as then in effect, to a discount of the prevailing market price of our Ordinary Shares as a result of a Triggering Event, Equity Conditions Failure or the existence or occurrence of certain other conditions or events, as described in the Schedule of Terms. If in the future, while any of our Preference Shares are outstanding, the relevant conversion price may be reduced as a result of such events or conditions, which will result in a greater number of Ordinary Shares being issuable upon conversion of the Preference Shares, which in turn will have a greater dilutive effect on our shareholders. In addition, the floor price on the conversion price may be adjusted, so we cannot determine the maximum total number of shares potentially issuable upon conversion. If this condition becomes true then we will be required to issue more Ordinary Shares upon conversion of the Preference Shares than initially anticipated. The potential for such additional issuances may depress the price of our Ordinary Shares regardless of our business performance. We may find it more difficult to raise additional equity capital while any of our Preference Shares is outstanding.

Under the Preference Shares SPA we are subject to certain restrictive covenants that may make it difficult to procure additional financing.

The Preference Shares SPA contains the following restrictive covenants: (i) we are prohibited, until no Preference Shares remain outstanding, from issuing or selling certain convertible securities or entering into any agreement whereby we may issue or sell securities at a future determined price after the execution of the Preference Shares SPA, we agreed not to issue or sell any equity security or convertible security, subject to certain exceptions; and (ii) we agreed to offer to the investors party to the Preference Shares SPA, until the later of no Preference Shares being outstanding and the maturity date of the Preference Shares, the opportunity to participate in any subsequent securities offerings by us. If we require additional funding while these restrictive covenants remain in effect, we may be unable to effect a financing transaction while remaining in compliance with the terms of the Preference Shares SPA, or we may be forced to seek a waiver from the investors party to the Preference Shares SPA.

General Risk Factors

The JOBS Act permits EGCs like us to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs.

We qualify as an EGC. As such, we expect to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our shareholders may not have access to certain information they deem important. We will remain an EGC until the earliest of (a) the last day of the fiscal year (i) following February 8, 2026, the fifth anniversary of DCRN’s initial public offering, (ii) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares and Warrants that are held by non-affiliates exceeds $700.0 million as of the last business day of the prior second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

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

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders, including provisions that:

●	specify that general meetings of our shareholders can be called only by our board of directors or otherwise by shareholders in accordance with the Corporations Act;
●	allow the directors to appoint a person either as an additional director or as a director to fill a casual vacancy (i.e., a vacancy, which arises due to a person ceasing to be a director of a company prior to the general meeting of the company); and
●	allow the activities of the company to be managed by, or under the direction of, the directors.

Provisions of the laws of Australia may also have the effect of delaying or preventing a change of control or changes in our management. For example, the Corporations Act includes provisions that:

●	require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent;
●	permit shareholders to requisition a general meeting only if shareholders with at least 5% voting power request the meeting; and
●	require the approval of shareholders with at least 75% voting power to amend the provisions of our constitution.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Corporate Information

DCRN was incorporated on December 4, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We were incorporated as an Australian company on May 7, 2021. Tritium Holdings was incorporated on July 21, 2010.

On May 25, 2021, we entered into the Business Combination Agreement with DCRN, Tritium Holdings and Merger Sub, pursuant to which we completed the Business Combination.

Our principal capital expenditures in the last three financial years have been primarily on payments for property plant and equipment which were $7.95 million, $7.02 million and $2.57 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

The following table presents our capital expenditure by geographic area based on the entity that holds the capital items. The entity’s geographical area is based on the place of incorporation.

	Tritium
	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
Australia	3,791	3,292	2,315
United States	4,011	3,667	224
The Netherlands	148	64	33
Total Capital Expenditure	7,951	7,023	2,572

For a further discussion of our principal capital expenditures and divestitures, refer to Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” Note 13. “Property, Plant and Equipment” and Note 22. “Segment Reporting” to our consolidated financial statements included elsewhere in this Annual Report.

Our principal place of business is 48 Miller Street Murarrie, QLD 4172 Australia. Our telephone number is +61 (07) 3147 8500.

Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, NY 10168.

B.Business Overview

The Nature of the Company’s Operations

We design, sell, manufacture and service proprietary hardware and associated software to create advanced and reliable DC fast chargers for EVs. Our technology is engineered to be easy to manufacture, install, own, service and use, and our compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. As of June 30, 2023, we have sold more than 13,300 DC fast chargers and have provided high-power charging sessions across 47 countries.

Major auto manufacturers such as BMW, Ford, GM, Honda, and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, a bipartisan infrastructure bill supports a $7.5 billion investment toward new EV chargers in the United States over the next decade and the Biden Administration has established a target for 500,000 new chargers in the United States over the next decade and has established a target for 50% of all new car sales to be EVs by 2030. In the coming years, we believe EVs will cost less than ICE vehicles. Bloomberg New Energy Finance (“BNEF”) has forecasted that this price parity in Europe can be achieved by 2027, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that EVs are expected to increase from 4% of global passenger vehicle sales in 2020 to 75% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an EV-based transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment including hardware, installation, maintenance, and other services in the United States and Europe will be approximately $193.0 billion by 2030 and increasing to $500.0 billion by 2040. We believe we are at the forefront of the charging equipment build-out, focusing exclusively on DC fast charging of EVs.

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

Industry studies estimate that more than 13 million DC fast chargers will be needed by 2040. We believe we are well positioned to help meet this demand because our charging systems are designed to supply charging operators across a full range of customer types, including public network operators, fleets, retail operators, EV manufacturers, fuel retailers, utilities and heavy duty and industrial vehicles.

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

Our platform software, MyTritium (which is reflective of a migration of two separate systems used in the past, “Pulse” and “MyTritium,” into a single technology platform that performs the functions of both systems), provides charging station operators with a charger and service management platform that details charging history, performance and asset utilization data, as well as a ticketing system for fault management. Our roadmap for software development includes significant enhancements to the platform software, such as new features and functionality, to help increase subscription levels. The software roadmap also includes the launch and ongoing development of a new API as well as new software modules, including advertising, preventative maintenance, and fleet utilization optimization.

Leading Expertise

Since selling our first 50 kW charger in 2014, we have developed a talented and experienced engineering team.

Our Chief Executive Officer, Jane Hunter, joined us four years ago from an executive role at Boeing, where she worked for more than seven years, specializing in the commercialization of disruptive technology. Ms. Hunter was the Chief Operating Officer of Boeing’s global Phantom Works division, the rapid prototyping and advanced technology division charged with taking early-stage research through test and prototype to commercialization. She led a portfolio of approximately 12 to 15 disruptive technology projects with a focus on autonomous underwater and aerial systems, including UAV/UUV hardware, the mission systems to drive the vehicles, advanced sensor and data fusion technology, as well as UAV detection systems. Ms. Hunter has been publicly recognized for her achievements in these fields, in particular for her contribution to Boeing’s Airpower Teaming System (also known as the Loyal Wingman), a 38-foot stealth, intelligence, surveillance, reconnaissance, unmanned aerial vehicle.

Our Chief Technology Officer, Glen Bethel joined Tritium in January 2022 and formerly served as the company’s Vice President of Operations Engineering. Mr. Bethel has deep expertise in electronics and systems engineering, computer science, software development, and systems integration, including senior engineering roles at Boeing Defence Australia leading research and development and developing and integrating capabilities into the Loyal Wingman project. Mr. Bethel also has complex modelling and simulation expertise through past roles with Boeing Defence as the Technical Lead for the Systems Analysis Laboratory and from his tenure as the CIO of the Land Warfare Development Centre in the Australian Army, in which he also served for over 20 years in electronics and systems engineering roles.

Our Vice President of Product Development, Brian Johns leads new product development and introduction to manufacturing, as well as the company’s product roadmap. Mr. Johns has more than 20 years of experience in Australia and across Asia, developing engineered product solutions for industries including consumer appliances, industrial, automotive, military, and medical. Mr. Johns is an industrial engineer with deep product development and design for manufacturing experience. He most recently served as General Manager of Product, Innovation, Engineering, Quality, and Development for Disc Brakes Australia and previously as Technical Director and CTO (Hong Kong/China) of Innova Products.

Our Program Director, Bronwyn Morris, leads complex new product programs and joined Tritium in July 2023. Ms. Morris was employed at Boeing Defence Australia from 2014 through to 2023 and from 2005 through to 2011, in various technical roles including as a senior systems engineering lead and as the Integrated Product Team Manager – Field Hardware & Assembly for the Currawong Program (Land 2072), a complex defense communications engineering program. Ms. Morris was also a senior project manager at Fujitsu and served in the Australian Army as a communications technician for nine years.

Other Tritium engineering staff participate regularly in industry working groups and testing symposiums to ensure that we remain at the forefront of emerging EV charging standards, regulations, and innovations.

Leading Edge Rapid Product Development

We have a strong history of rapid and leading-edge product development in the emerging EV charging station design and manufacturing industry. We were an early market participant for 50 kW charging stations (selling our first 50 kW charger in 2014) and secured early contracts to develop and commercialize high power charging equipment with an output of 350 kW, in what was at the time a nascent market. Most recently, we have developed our Modular Scalable Charging (“MSC”) architecture, and DC bus architecture (patents pending), on which the next generation of our products will be built. We anticipate that these new architectures will enable faster development, simpler compliance and certification approvals and servicing from a common base of core product building blocks and components.

The ability to ensure certification standards are being met during the product development phase will also be expedited by our new testing facility, which we believe, based on facilities available to us for product testing, ranks among the world’s highest power electromagnetic compatibility (“EMC”) test facilities for EV chargers when it opened in November 2021. EMC testing is required for electronic products to be sold to the public, ensuring they do not emit levels of electromagnetic energy that cause interference to other devices in the vicinity, and there are very few global test and certification agencies that can test ultra-fast and high-power charging products. Our EMC test facility also houses a full range of advanced testing equipment such as thermal and environmental test chambers, ingress and impact testing, and glow-wire test facilities. We believe this new facility will ultimately allow us to develop and bring certified and self-certified products to market more quickly.

Principal Markets in Which the Company Competes

Most DC charging providers are limited to a single geographic business region due to varying compliance standards. We sell a range of products that meet the standards in most countries in North America, Europe, and the Asia Pacific, which allows us to currently sell charging equipment into 47 countries. We hold a market share for DC fast chargers of approximately 30% in the United States and 12% in Europe as of June 30, 2023. Based on sales order figures for the full year ended June 30, 2023, the United States and Europe accounted for approximately 27% and 53% of sales orders received by the Company, respectively. In the Asia Pacific, we believe we are the leading supplier of DC fast chargers in both Australia and New Zealand with a market share of approximately 75% as of June 30, 2023. To meet the needs of our customers across these geographies, we offer 24/7 global support and a range of service level agreements for in-field support. The information regarding the Company’s market share is based on third party databases and the Company’s estimates.

For a description of the principal markets in which we compete, including a breakdown of total revenues see Note 22 to our consolidated financial statements included elsewhere in this document. The Company has the same activity in each market and therefore did not include an additional breakdown by category of activity.

Competition

We principally compete with approximately five to ten major DC charging manufacturers that are based in Europe and the United States.

We are differentiated from other DC charging manufacturers through our DC fast charging technology that has been developed in-house, including the proprietary and patented liquid cooling system that allows us to obtain an ingress protection rating of IP65. We believe that our new generation of charging technology, the MSC platform, which launched in the fourth calendar quarter of 2021, will further differentiate us and provide additional benefits to our customers. The new MSC technology platform is a fully sealed, liquid cooled, module-based design that not only protects the internal power electronics equipment from particle ingress, but also makes the charger easier to service with power modules that can be lifted by a single person, and increases redundancy in the case of a module failure. The unique design allows the system to be modular and scalable in three dimensions across the whole site, where operators can scale the options available to drivers by (i) adding more charging stations, (ii) adding more power modules to charging stations, or (iii) adding more power capacity in the site centralized rectification unit. The MSC design provides increased efficiency to operators as well as increased flexibility to better match charging demand to installed capacity, as well as the flexibility to expand the site over time as driver demand increases.

We also compete with AC charger manufacturers in applications where slow charging may be sufficient, such as small commercial settings or overnight fleet charging applications. Furthermore, our competition includes other types of alternative fuel vehicles, plug-in hybrid EVs and high fuel-economy gasoline powered vehicles.

In addition, there are other means for charging EVs that could affect the level of demand for public charging capabilities. For example, Tesla Inc. continues to build out its proprietary supercharger network, which could reduce overall demand for EV charging at other sites. In addition, many EV manufacturers are now offering home charging equipment which could reduce the demand for public fast charging services if EV owners find charging at home to be sufficient for their personal charging requirements. Additionally, other large automotive manufacturers have announced their willingness to adapt to Tesla’s proprietary supercharger connectors, potentially furthering the reach of Tesla’s network. Tritium intends to integrate the NACS connector into our charging stations when it is available and approved by appropriate regulators/compliance bodies.

We believe the primary factors on which we compete include:

●	charging speed of its chargers compared to AC chargers;
●	total cost of ownership compared to air-cooled chargers;
●	variety and quality of product offerings;
●	product performance and reliability;
●	product features;
●	ease of use;
●	brand awareness and trust;
●	quality of support; and
●	scale and location of operations.

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

Charging Station Hardware Portfolio

Stand Alone Chargers

●	50 kW: Our 50 kW charger, the RT50, was introduced in 2014 and was the first fully liquid cooled DC charger on the market, a feature that remains unique to Tritium. The patented liquid cooling allows the charger to be fully sealed, achieving an IP65 ingress protection rating. We stopped manufacturing this charger in the first quarter of calendar year 2023, but we continue to provide service to existing chargers and offer the RTM50, a modular solution with better serviceability.
●	75 kW: Our 75 kW charger, the RTM75, builds on the competitive advantages of the RT50 product. The RTM75 retains our signature small and narrow footprint and lower total cost of ownership, enabled by liquid cooling technology, while introducing our new MSC hardware platform. The MSC platform in the 75 kW product is comprised of three individual 25 kW liquid cooled power modules. These individual power modules can be lifted by a single person for service purposes, provide increased redundancy in case of failure and can be quickly and easily re-configured or replaced. The RTM75 model offers simultaneous charging of two vehicles, maximizing revenue opportunities for operators of busy charging stations. Like all Tritium chargers, the patented liquid cooling system within the charging station allows for IP65 sealed ingress protection, and a wide operational range across challenging environmental conditions such as high and low temperatures, dust, humidity, and corrosive salt air, making it ideally suited for segments such as mining, marinas and ports.

Figure 1: Our 75 kW RTM75 model deployed at the Monaco Yacht Club, Portofino Yacht Marina and in Venice, for electric boat charging.

●	175 kW: Our 175 kW charger, the RT175-S, was introduced in 2020 and is a high-powered DC charger capable of continued 175 kW output at up to 104°F/40°C due to the use of our patented liquid cooling technology. The RT175-S is designed for direct connection to a 600 V and 60 Hz power connection, providing specific advantages in North America. An integrated safety loop, tilt sensor and optional escutcheon panel with interlocking isolator provides increased safety features well suited for customized use in the heavy infrastructure sector. The 175 kW charging station is liquid cooled and fully sealed at an IP65 rating. We stopped manufacturing this charger in the second quarter of 2023, but we continue to provide service to existing chargers.

Distributed Chargers

●	150 kW: Our 150kW charger, the PKM150, was introduced in 2021 and is the first fast charging system to be released on Tritium’s PKM architecture. The PKM150 system leverages Tritium’s patented liquid-cooled modular design, pioneered with the Company’s award-winning RTM fast charger, and provides customers with the opportunity to choose between 50kW, 100kW or 150kW of dual-cable charging station power to meet their business needs. The modular construction of these chargers is designed for fast and easy serviceability compared to non-modular systems, and provides for load balancing between stations and cables, and grid connection load management capabilities. For the operator, The PKM150 has been designed to reduce operators’ capital expenditure in two ways. First, power is transmitted around the charging park at 950V DC rather than 400V alternating current. This halves the gauge of cabling required to wire the site. Second, the system’s elegant design allows customers to grow site power and scale to meet future demands, providing customers with the opportunity to delay capital expenditure by expanding the charger’s capacity as their site utilization grows. Like all Tritium chargers, the PKM150 is backed by our 24/7 specialist customer care and comes with a two-year warranty.

●	350 kW: Our 350 kW high-powered charger, the PK350, was introduced in 2018 and is an ultra-fast charging platform, available as 175 kW upgradeable to 350 kW, or at 350 kW from the outset. The PK350 is designed to be deployed at charging parks, where multiple chargers are installed, as the architecture is optimized for larger sites where power can be balanced across available charging stations. The PK350 architecture focuses on delivering operational efficiency by minimizing isolation points, as fewer isolation points reduce conversion losses from grid to vehicle, thereby reducing operator expenditure. High voltage DC transition between charging stations reduces cable sizes and reduces heat in the cabling, delivering further efficiency savings. This high-power charging park configuration is ideally suited to traditional fuel stations, motorways, rest stops, transit hubs and large commercial fleets including buses, vans and small trucks. The PK350 is deployed as two charging stations with an adjacent power unit. The PK350 power units are typically located away from smaller charging stations, which allows customers to maximize their site’s real estate while still providing the high-power charging they need. Like all Tritium chargers, the patented liquid cooling system within the charging station allows for IP65 sealed ingress protection. We stopped manufacturing this charger in the second quarter of 2023, but we continue to provide service to existing chargers.

Other

●	MyTritium Software: A service management platform where charging station operators can review training materials and service information, and submit service tickets for issues and faults. MyTritium reflects a merger of the previous MyTritium and Tritium Pulse Software (a charger management platform that enables charging station operators to view charging history, performance and utilization data, and fault notifications) platforms into a common technology framework in order to realize efficiencies and common platform advantages. Currently two MyTritium licenses are provided for the duration of the warranty period with an option to purchase more licenses or extend the license post-warranty.

Service and Maintenance Portfolio

●	Warranties: Our charging equipment is sold with a two-year parts and labor or parts-only warranty as standard. During this period, we provide replacement and repair services for all non-consumable parts. Paid warranty extensions are available, typically up to a maximum length of five years, if purchased upfront at the time of the original equipment purchase. Level 1 contact center support provided by Tritium is comprised of direct support to purchasers and/or end owners of the charging equipment. Tritium is not responsible for supporting drivers and public users of the charging stations. Only manufacturing defects are covered by the charging equipment warranty. We provide 24/7 remote phone support for level 1 trouble shooting, diagnosis and remote resolution. Remediation of some fault types requires onsite service by trained and accredited personnel using Tritium authorized spare parts. This field support leverages Tritium’s global service network, comprised primarily of outsourced trained service agents, who have been accredited to work on Tritium chargers through our online and in-person / interactive video training platform.
●	Service Level Agreements (“SLAs”): Paid SLAs are available to customers who require guaranteed or expedited response and remedy times for any equipment faults and may be available for the life of the charger.
●	Spare Parts Sales: Post warranty-period replacement parts for our products are available to all of our existing customers as they operate and maintain their Tritium charging assets for their advertised ten-year operating life.

Markets, Marketing Channels & Opportunities

We sell our DC charging solutions in North America, Europe, and the Asia Pacific and have over 100 existing commercial customers, with chargers deployed in 47 countries.

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

Customers

●	Charge Point Operators: We work with many global DC fast charging networks. The CPO business model is focused on revenue from charging sessions only and requires low ongoing operational costs. This model is well suited to our products and product architecture that focuses on delivering the lowest total cost of ownership to owner operators. Liquid cooling technology also delivers chargers that generally have a smaller footprint and a narrower profile as compared to air-cooled chargers, giving CPOs flexible deployment options.
●	Automakers: Automakers operate Tritium charging assets at a range of sites. Some operate public charging networks, acting like CPOs, to facilitate vehicle sales, and some offer charging at their showrooms. The complete driver experience is important to the automaker business model, so we provide confidential testing facilities to automakers evaluating new vehicle compatibility with compliant charging infrastructure. We have also applied years of field experience to the human user interface on its charging equipment, supporting what we believe to be a premium and intuitive driver experience. Brand experience is also important to automakers, and we provide customized branded vinyl wraps on our charging equipment to enable the customer’s fleet of chargers to reflect their overall brand image. For this type of customer, our slim profile chargers have sold well into luxury car showrooms, where aesthetics are a differentiator.
●	EV Fleets: We sell chargers to fleet operators who rely on their charging infrastructure to run their business, including corporate passenger vehicle, utility vehicle, van, small truck and bus fleets. We offer fleet operators high reliability enabled by our unique liquid cooled technology, using fully sealed, liquid cooled components that reduce maintenance. The new generation of Tritium chargers have been designed with modular and scalable power architectures, allowing both higher levels of redundancy and rapid repair times using single person lift power modules. These new features and the liquid cooling are designed with fleet and operations managers in mind, providing an overall lower total cost of ownership than competitor offerings, as well as superior reliability and easy serviceability.
●	Fuel Stations: We sell chargers to fuel station operators globally, allowing these businesses to deploy charging equipment at their existing sites and also to expand their business model to new charging locations decoupled from the highly regulated environment of traditional fuel stations. We have worked with fuel station businesses to prototype an in-store payment experience where the charging session can be paid inside the fuel retail outlet, allowing fuel stations to cross-sell and up-sell convenience items during the charging session.
●	Retail: The slimline profile and customized branding available on our charging equipment is important to retail customers who do not want to lose car parking spaces through the deployment of charging equipment and who value the look and feel of hardware installed near their businesses. Various payment options are available on Tritium chargers, suited to retail customers, which does not want the complexity of an RFID tag or an app and requires simple customer payment mechanisms. Our RTM75 is well suited to this segment, where the business driver is convenient co-located charging that drives foot traffic into the store, due to their charging speeds which are attractive, but not too fast.
●	Utilities: We sell equipment to energy utilities directly in geographies where utilities can own and operate charging stations, as well as to the customers of utilities and to the CPO businesses they run or own. The new generation of our products will have an optional internal DC electricity meter, a compliance requirement that has been implemented in Germany and which is likely to become mandatory in other countries in the future.

Future Opportunities

●	Heavy Duty: Operators of heavy duty, freight, logistics and mining vehicles and equipment are beginning to electrify their fleets and require DC high-power charging infrastructure to ensure that their fleets continue to operate efficiently and cost effectively. We are expanding sales coverage to work with these heavy-duty customers who require chargers that can operate in harsh industrial conditions. Our charging units are sealed to an ingress protection IP65 rating, preventing dust, water, and corrosive air from entering the charging station. This sealed design allows Tritium chargers to operate in both mining and industrial port locations where we have sold chargers to support utility vehicles and small trucks, respectively.
●	Multiple Outlet Low Power DC Fleet Charging: A future Tritium market opportunity may be using lower power DC charging in the fleet and depot segment to provide a distributed DC architecture. In the future, this distributed architecture could centralize AC to DC power conversion equipment (rectification), and then use a satellite system of distributed DC 25 kW charging units. We believe that this layout could reduce cabling costs for operators, and benefit from more cost-effective, centralized, larger sized power conversion equipment. We expect that this system layout could provide operators with more flexibility in how the charging capacity is scaled, and by using DC technology could provide more granular charging information to operators.

Distribution

We sell our products directly and via resellers generally contracted under a distributor agreement on our preferred terms and conditions.

Product Roadmap

The future product roadmap is centered on a continued expansion of the MSC architecture. The MSC architecture is our transition to a modular based charging design that continues to deliver key Tritium selling points, such as a fully sealed IP65 enclosure, while providing new features and functionality to the owners and operators of Tritium charging equipment.

We plan to release several new products including a range of software modules and expanded service coverage over next five years. In the near-term, the expansion of our product portfolio included the PKM150 release, which was officially launched in December 2021, and upcoming, the PKM400 release, planned for launch in the first quarter of calendar year 2024, with first sales expected to occur in the fourth quarter of calendar year 2024. Both chargers utilize the MSC charging architecture to help operators better manage their capital expenditure by providing the ability to expand their charging sites in two ways. With the PKM150 (and planned for the PKM400), operators can use Tritium charging equipment to scale up the charging capacity of each charger over time by adding new charging modules or the ability to scale out the charging site over time by adding new charging stations to the site, as illustrated by the following graphic:

We also have on the product roadmap a multi-connector fleet product using the 400kW rectifier unit, followed by a 1MW charger.

Product Development

We have invested a significant amount of time and expense into development of our DC fast charging technologies. Our ability to maintain our leadership position depends in part on our ongoing product development activities. Our hardware and software product development is principally conducted at its headquarters in Brisbane. As of June 30, 2023, we had 137 full-time employees in total engaged in our product development activities.

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

Manufacturing and Raw Materials

We design, test, commercialize, and manufacture our products in-house. We have facilities capable of manufacturing in Australia and the United States, but currently manufacture most of our charging hardware in Lebanon, Tennessee. Each Tritium fast charger undergoes high power testing to ensure the safety and reliability of the charging equipment before it is deployed in the field.

In February 2022, we announced site selection for our U.S. manufacturing facility in Tennessee, which will include up to five production lines, and employ more than 600 people over the next five years and have the potential in the future to produce approximately 30,000 units per year at peak capacity. Production began at the Tennessee facility in the third calendar quarter of 2022. As of the first quarter of the calendar year 2023, all chargers produced at the facility comply with applicable Buy America Act provisions under Federal Highway Administration requirements for domestic sourcing.

Components are sourced from a diverse global supply chain, an increasing percentage of which is local to the Tennessee factory. We work to have dual suppliers of critical components to reduce supply chain risk, but certification requirements can limit available supplier options. Lead-times for some raw materials, particularly for semi-conductor parts, in some cases are at 40-60 weeks. Supply is constrained which consequently leads pressures regarding price increases. Purchase orders have been placed on some parts and materials up to 18 months advance, after which industry reports suggest more capacity will be available. Our operations team works closely with its engineering team to introduce new products to the production line, establish and monitor quality control points, plan ongoing production, and coordinate deliveries to our or directly to the customer.

Manufacturing of the chargers is generally limited to final assembly rather than component manufacturing. Tooling is generally lightweight and mobile, and the single most expensive piece of manufacturing equipment is the end-of-line test equipment. This means our capex requirements are relatively low.

Intellectual Property

Our ability to obtain and maintain intellectual property protection for our products and technology is fundamental to the long-term success of our business. We rely on a combination of intellectual property laws, including patent, trademark, copyright, trade secret, laws, confidentiality policies and procedures and contractual rights to establish, maintain and protect our intellectual property and confidential information and data used in our business.

As of June 30, 2023, we had three granted standard Australian patents, four pending standard Australian patent applications and six provisional Australian patent applications. Additionally, as of June 30, 2023, we had five U.S. pending utility patent applications and one patent application pending in Germany. As of June 30, 2023, we had four European Union pending patent applications. Furthermore, we have three pending standard patent applications in New Zealand and three pending standard patent applications in Singapore. These patents and patent applications relate to various functionalities associated with our EV charging stations and architecture. In addition, our issued patents are projected to expire between 2031 and 2038, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.

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

Our ability to stop third parties from making, using or commercializing any of our patented inventions will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions and improvements. We cannot provide any assurance that any of our current or future patent applications will result in the issuance of patents in any particular jurisdiction, or that any of our current or future issued patents will effectively protect any of our current or future technology from infringement. Nor can we be sure that any patents will prevent others from commercializing infringing products or technology, provide us with any competitive advantage, or will not be challenged, invalidated or circumvented.

We seek registrations for our trademarks relating to our key brands and products in the United States and other jurisdictions where we deem appropriate. We also rely on trade secret protection for our unpatented proprietary technology. As of June 30, 2023, we had two U.S. trademark registrations, seven Australian trademark registrations and three Australian trademark applications. We intend to pursue additional intellectual property registrations to the extent we believe it would be beneficial and cost-effective.

Government Regulation and Incentives

Product Certifications

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions, including the United States, that products be listed by UL or other similar recognized laboratories. In the United States, we are required to undergo certification and testing of compliance with UL standards, as well as other national and industry specific standards. We endeavor to have our products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold.

CPSC

As a marketer and distributor of consumer products, we are subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the U.S. Consumer Product Safety Commission (“CPSC”) to seek to exclude products that are found to be unsafe or hazardous from the market. Under certain circumstances, the CPSC could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so.

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

Both the NEVI Program and the Competitive Grants Program prioritize charging infrastructure along the National Alternative Fuels Corridor, a network of designated highways nominated by states with signage to highlight routes with available charging stations open to the public and easily accessible. Both programs also have an 80% maximum federal cost share, meaning states must provide 20% of project costs.

We intend to target the funding under the NEVI Program and the Competitive Grants Program either as a direct recipient or indirectly through supporting charging equipment operators that have chosen to use our charging equipment. If our charging equipment fails to comply with standards or requirements implemented in connection with the NEVI Program, the Competitive Grants Program or any other aspects of the IIJA, we may be unable to target or access funding under those programs.

NEVI Program

Under the NEVI Program, eligible public entities may contract with private sector entities to acquire and install publicly accessible alternative fuel infrastructure such as EV charging stations and hydrogen, propane and/or natural gas fueling infrastructure in their designated areas. The NEVI Program is intended to provide dedicated funding to states to deploy EV charging infrastructure and establish an interconnected network intended to facilitate data collection, access and reliability. Funding under this program is expected to first be directed to build out a national EV charging station network, principally along interstate highways. Funds may also be used to contract with private entities to install, operate and maintain publicly accessible EV charging facilities. On February 10, 2022, the Federal Highway Administration (“FHWA”) published guidance for the NEVI Program. On August 2, 2022, the U.S. Department of Transportation and the U.S. Department of Energy announced that all 50 states, the District of Columbia and Puerto Rico had submitted their EV Infrastructure Deployment Plans to the Joint Office of Energy and Transportation (“Joint Office”). These plans indicate how each state intends to utilize the funding it receives under the NEVI Program. Submission of an EV Infrastructure Deployment Plan is a prerequisite to receiving funding under the program. By September 27, 2022, EV infrastructure plans from all 50 states, plus Washington D.C. And Puerto Rico had been approved.

In addition, on June 22, 2022, the FHWA issued a Notice of Proposed Rulemaking (“NOPR”) on minimum standards and requirements for projects funded under the NEVI Program and for EV charger construction projects funded under Title 23 (Highways), United States Code. The NOPR seeks to ensure there will be a nationwide network of EV chargers that can be used by any type of EV. The NEVI Program also has several guidelines in the use of program funds relating to user experience and reliability, strategic and efficient locations, equity, labor and workforce, private investment and data and cybersecurity, among other things. In particular, with respect to user experience and reliability, under the NEVI Program charging infrastructure must be interoperable across payment systems, EV brands, EV supply equipment, EV service providers, and the grid and must also provide 24-hour access to power on a reliable network and achieve 97% reliability. The final rule reflecting these requirements was published on February 28, 2023.

Competitive Grants Program

The Competitive Grants Program (also known as the Corridor and Community grants) provide competitive grants to states, local governments, metropolitan planning organizations, and other public-sector entities to support the installation of publicly accessible charging infrastructure, or stations for alternative fuels such as hydrogen or natural gas. IIJA requires at least 50% of these funds to be designated for a community grant program prioritizing rural and low- and moderate-income communities with a low ratio of private parking spaces. The Competitive Grants Program began issuing notices of funding in late 2022 and continue to issue such notices on a rolling basis.

Environmental Laws and Regulation

We are subject to a variety of environmental laws and regulations, including, among others, water use and discharge, air emissions, use of chemicals and recycled materials, energy sources, the storage, handling, and disposal of hazardous materials and waste, the protection of the environment and natural resources, and the remediation of environmental contamination. We are required to obtain and comply with the terms and conditions of environmental permits, many of which may be difficult and expensive to obtain and must be renewed on a periodic basis. A failure to comply with these laws, regulations or permits could result in substantial civil and criminal fines and penalties, the suspension or loss of such permits, and possibly orders to cease non-compliant operations.

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

Hazardous Materials and Waste

We are subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes and batteries. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed or arranged for the disposal of hazardous substances found at the site. Under CERCLA, we may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the United States Environmental Protection Agency and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

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

C.Organizational Structure

Our legal name is Tritium DCFC Limited and we are organized under the laws of Australia. The following table sets forth all of our significant subsidiaries.

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

D.Property, Plant and Equipment

Facilities

Our headquarters are located in Brisbane, Australia where we currently lease approximately 3,959 square meters (or approximately 42,614 square feet) of office space, product development and test facilities under a lease that expires on December 10, 2028. In addition to our headquarters, we also lease two other sites in Brisbane, including (i) a factory site with approximately 8,477 square meters (or approximately 91,246 square feet) under a lease with an initial term that expires on May 31, 2024 (with a Company option for two additional two-year options to renew this lease in its favour); and (ii) a warehouse and office site with approximately 3,400 square meters (or approximately 36,597 square feet) under a lease we entered into in April 2022 that expires April 30, 2029. We also lease a manufacturing facility in Lebanon, Tennessee (with approximately 229,314 square feet under a lease that expires May 31, 2027 and a current used square footage of 132,124). We believe this space is sufficient to meet our needs for the next 12 months and that any additional space we may require will be available on commercially reasonable terms. Tritium has recently vacated (i) a previous Brisbane factory site of 1,559 square meters (or approximately 16,781 square feet) in September 2022 and (ii) a previous Brisbane warehouse site of 1,723 square meters (or approximately 18,546 square feet) in August 2023. These sites were vacated given the expanded warehousing and manufacturing capacity of Tritium across both its Tennessee and Brisbane sites.

We also maintain office, manufacturing and logistics facilities in Torrance, California, Lebanon, Tennessee and Amsterdam, Netherlands.

The significant increase in demand for product necessitated a substantial increase in production capacity. After an extensive research study, Tennessee was selected as the location for a new facility. During 2023, we spent $6.4 million in construction and End of Line testing infrastructure, with an additional $2.0 million anticipated in period ending December 31, 2023. We believe that the Tennessee facility has the potential in the future to produce approximately 30,000 units per year at peak capacity.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We design, sell, manufacture and service proprietary hardware and associated software to create advanced and reliable direct current (“DC”) fast chargers for electric vehicles (“EVs”). Our technology is engineered to be easy to manufacture, install, own and use. Our compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. As of June 30, 2023, we have already sold over 13,300 DC fast chargers across 47 countries. These chargers provide over 25,000 high-power charging sessions every day.

Major auto manufacturers such as BMW, Ford, GM, Honda, and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, a bipartisan infrastructure bill supports a $7.5 billion investment toward new EV chargers in the United States over the next decade and the Biden Administration has established a target for 500,000 new chargers in the United States over the next decade and has established a target for 50% of all new car sales to be EVs by 2030. In the coming years, we believe EVs will cost less than internal combustion engine (“ICE”) vehicles. Bloomberg New Energy Finance (“BNEF”) has forecasted that this price parity in Europe can be achieved by 2027, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that EVs are expected to increase from 4% of global passenger vehicle sales in 2020 to 75% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an EV-based transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment including hardware, installation, maintenance, and other services in the United States and Europe will be approximately $193 billion by 2030 and increasing to $500 billion by 2040. We believe we are at the forefront of the charging equipment build-out, focusing exclusively on DC fast charging of EVs.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for us, but that also pose risks and challenges, including those discussed below and in the section entitled Item 3.D “Key Information—Risk Factors.”

Growth in EV Adoption

Our revenue growth is directly tied to the charging requirements resulting from the continued adoption of passenger and commercial EVs, which drives demand for charging infrastructure. The market for EVs is still rapidly evolving and, although demand for EVs has grown in recent years, there is no guarantee such demand will persist. Factors impacting the adoption of EVs include, but are not limited to, consumer perceptions about EV features, quality, safety, performance, availability and cost; consumer perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of government-backed incentives to purchase EVs; changes to fuel economy standards and/or the success of alternative fuels; evolving governmental regulation and political support for EVs; availability of charging stations and services for EVs; consumers’ perception about the convenience and cost of charging EVs; global supply chain shortages of components used in EVs, and increases in fuel efficiency.

We service the DC fast charging market. Typically, only battery electric vehicle (“BEVs”) can use DC fast chargers, so demand for DC charging is dependent on continued growth in the BEV segment. According to BNEF, approximately 14% of global passenger vehicle sales in 2022 were EVs. BNEF expects sales of EVs to grow to over 44% of the global passenger vehicle market by 2030. In addition, macroeconomic factors could impact demand for EVs. For example, because many EVs are more expensive than comparable traditional gasoline-powered vehicles, a decline in sales in the automotive industry globally could result in lower prices on ICE vehicles and may reduce EV sales due to the price disparity. If the market for EVs does not develop as expected, or if there is any slowdown or delay in overall EV adoption rates, our ability to increase our revenue or grow our business would be negatively impacted.

Competition

In North America, our DC fast-charging equipment ranges in power from 50 kW to 175 kW and is certified by TÜV SÜD to UL specifications. In Europe, our DC fast-charging equipment ranges in power from 50 kW to 350 kW and is certified by TÜV SÜD to the Conformité Européenne certification mark. These certifications differentiate us from most DC fast charging original equipment manufacturer competitors who are focused on only one region due to regulatory and certification complexity. However, we expect that new competitors may enter the market and existing competitors may expand their geographic coverage to multiple regions and improve their internal capabilities to meet regulatory and certification approvals, develop enhanced software or further expand their service coverage. This is already being seen in North America driven by government funding for DC fast chargers. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted. Tesla has opened up their previously proprietary DC charging network to other vehicle manufacturers – this may reduce Tritium’s sales. However, the addition of a Tesla connector planned for Tritium’s chargers will increase the expected utilisation of our chargers and could increase sales demand.

Distribution

We sell our products directly and via resellers generally contracted under a distributor agreement on our preferred terms and conditions.

For additional information, see Item 4. “Business Overview—Distribution” and Item 3.D “Key Information—Risk Factors—Risks Related to Our Business.”

International Operations Expansion

We currently operate in the United States, Europe and Australia. We intend to grow operations through ongoing or planned investment in new production facilities, particularly in the United States. We expect our manufacturing facilities to conduct final assembly of our EV charging hardware, with the majority of components purchased from third-party suppliers. Expansion of our manufacturing facilities is intended to increase speed to market of our fast chargers and reduce freight costs and delays due to the ability to deliver products via road transport. Multiple risks could constrain our ability to meet our deployment plans.

Strategic planning for the total number of facilities globally, their scale, location, timing and cost is ongoing. In early 2022, we announced site selection and entry into a lease agreement for a new U.S. manufacturing facility located in Lebanon, Tennessee, and in the third calendar quarter of 2022, production began at the facility. The Company reviews opportunities and destinations for further expansion annually in line with forecast demand and intends to open a 24/7 remote support and field services center in the United Kingdom in 2024.

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

Government Mandates, Incentives and Programs

The U.S. federal government, certain foreign governments and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire, cease due to lack of funding or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

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

Components of Results of Operations

Revenue

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major lines: (i) Stand Alone Chargers, (ii) Distributed Chargers and (iii) Other. Stand Alone charging systems are single-user units and in the RT175-S model, include a power unit. Distributed charging systems can have multiple-user units connected in one system. Distributed charging systems are sold as a site configuration and range upwards from a one-user unit site to a four-user unit site. Other consists primarily of spare parts sold to customers. Hardware revenue is also broken down into revenue received by (i) parties related to us and (ii) external parties unrelated to us.

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

In certain circumstances, our customers may request us to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these “bill-and-hold” arrangements, we assess whether we:

●	billed the customers in full;
●	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;
●	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and
●	do not have the ability to direct the product to a different customer.

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

In calendar year 2023 to date, the Company has relied on air freight to fulfill very few out-bound customer orders and we intend to use ground shipping and sea shipping rather than air freight whenever possible to deliver out-bound customer orders. While we expect the use of ground shipping and sea shipping to improve our revenues, any delays in achieving production capacity at the Tennessee facility or any of our other production facilities as a result of issues such as supply chain complexity (for example, the requirement to localize 55% of the component costs to meet NEVI funding), worker shortages or stoppages, inventory inaccuracies or other factors, such as the ongoing need to use air freight for in-bound supplier orders, could negatively impact our revenue.

Software Revenue

Software revenue relates to services for the sale of MyTritium licenses and other software upgrades.

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

Cost of Goods Sold

Hardware

We manufacture our products in our facilities in Australia and the United States. We currently manufacture most of our charging hardware in Lebanon, Tennessee. Cost of goods sold for hardware revenue includes raw materials, associated freight, warranty costs, which is calculated as the difference between the consumption and recognition of the provision during the period, depreciation of equipment directly related to production, labor costs and overhead costs directly attributable to the manufacture of products. Overhead costs include lease costs and indirect labor costs directly attributable to the manufacture of products. Warranty costs are estimated based on historical product failure rates and repair expenses.

The decision to use air freight to fulfill our offshore orders beginning on October 17, 2022, increased our freight costs and decreased our gross margin for the year ended June 30, 2023. As of the third quarter of 2023, most orders were delivered using ocean and ground shipping rather than air freight.

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

We have been impacted by global electronics and semiconductor shortages. Components are sourced from a diverse global supply chain and then shipped to our Brisbane and Tennessee factories. We work to have dual suppliers of critical components to reduce supply chain risk, but certification requirements can limit available supplier options. Raw materials and components have been subject to price inflation and most commodities follow relevant PPI (Producer Price Index) indexes between 5% and 30% inflation (over the past 18 months). Electronics/semi-conductors have an increased short-term price premium due to global supply constraints and compounded by price increases from spot buying due to limited supply. To date, supply has improved despite previous experiences across most electronic components/semiconductors as consumed by our major EMS (Electronics Manufacturing Suppliers) suppliers including PCBAs (Printed Circuit Board Assemblies), electronic modules and devices. Shortages of semiconductor components may in the future affect all suppliers as an industry wide global constraint which would affect most major automotive OEMs which use similar semiconductor commodities and have reported reduced production as a result.

Service and Maintenance

Cost of goods sold for service and maintenance revenue includes spare part materials and labor costs, including the cost of subcontractors and overhead costs directly attributable to the commissioning and repairs of products. Overhead costs include salaries and related personnel expenses and warranty provisions. Costs associated with software revenue are included within service and maintenance.

Segment Gross Profit (Loss)

Segment gross profit (loss) is calculated as revenue less cost of goods sold. Segment gross margin is Segment gross profit (loss) expressed as a percentage of total revenue. We offer a range of EV chargers with each charger having a varied contribution to Segment gross profit (loss). Segment gross profit (loss) and margin vary from period to period due to the mix of products sold, manufacturing costs and warranty costs. In addition, see “Results of Operations-Segment Gross Profit (Loss)” below for additional information.

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

We expect our SG&A expenses to increase as we continue to expand our business. We expect to increase our salesforce in major markets, including the United States, Asia Pacific and Europe. We also expect to incur additional expenses as a result of operating as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs.

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

Recently, our product development efforts have been focused on developing our modular charging architecture and advancing the development of other products and technologies. We expect our product development expenses to increase on an absolute basis and they may increase as a percentage of total revenue for the foreseeable future as we continue to invest in product development activities to achieve our full suite of planned products.

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

Depreciation Expenses

Depreciation expenses for production-related equipment are included in the cost of goods sold. Non-production depreciation expense which consists primarily of depreciation and amortization in relation to fixed assets, leased assets and leasehold improvements is included in selling, general and administrative expenses. Property, plant and equipment, excluding freehold land, is depreciated on a straight-line and reducing balance basis over the asset’s useful life to us, commencing when the asset is ready for use. Leased assets and leasehold improvements are amortized over the shorter of either the unexpired period of the lease or their estimated useful life.

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

We intend to continue to expand our new production facility in the United States. To the extent we execute on this contemplated expansion, we expect our depreciation expenses to increase as a result.

Finance Costs

Finance costs consist primarily of the interest and borrowing costs incurred on (i) the Senior Loan Note Subscription Agreement dated September 2, 2022 by and among Tritium Holdings, CBA Corporate Services (NSW) Pty Limited, HealthSpring Life & Health Insurance Company, Inc, Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.A.R.L, Martello Re Limited, REL Batavia Partnership, L.P., among other parties, as amended on November 18, 2022, and on and from November 18, 2022 (the “CIGNA Refinance Loan 2022”), from the original agreement dated July 22, 2021 (the “CIGNA Refinance Loan 2021”), also including Riverstone Energy Limited and Sunset Power Pty Ltd as trustee of St Baker Family Trust who are both an accordion facility lender, (ii) the St Baker term loan (the “Term Loan Facility”), dated December 23, 2022, by and between Tritium Pty Ltd and Sunset Power Pty Ltd as trustee of St Baker Family Trust, among other parties (the “Term Facility Lender”), (iii) the St Baker unsecured and subordinated loan agreement (the “Unsecured Facility – Sunset Power”), dated May 5, 2023 by and between Tritium and Sunset Power Pty Ltd as trustee of St Baker Family Trust, among other parties (the “St Baker Lender”), (iv) the O-CORP unsecured and subordinated loan agreement (the “Unsecured Facility – O-CORP” and, together with the Unsecured Facility – Sunset Power, the “Unsecured Facilities”), dated May 5, 2023 by and between Tritium and O-CORP EV LLC, among other parties (the “O-Corp Lender”) and (v), as of September 12, 2023 the Preference Shares SPA with the Preference Shares Investors, pursuant to which we agreed to sell to the Preference Shares Investors an aggregate of 26,595,745 Preference Shares convertible into Ordinary Shares, at an initial conversion price of $0.815 per share, pursuant to the terms of the Schedule of Terms.

See Note 31 – Subsequent Events to our consolidated financial statements for the year ended June 30, 2023 included elsewhere in this document for information as of the date of this report regarding further finance costs.

Revision of Financial Statements for Fiscal Year Ended June 30, 2022

Certain inventory items were incorrectly measured as of June 30, 2022 which led to them being overstated in our Annual Report on Form 20-F. We procured certain parts on behalf of a raw material supplier that, once consumed by the supplier, were not subsequently updated in accordance with the requirements of the applicable accounting guidance. While the impact of the adjustment was immaterial, we have corrected the presentation on a voluntary basis by revising the affected financial statement line items for the fiscal year ended June 30, 2022 as presented herein. There was no impact on previously reported cashflows. Refer to Note 2 of the Financial Statements for the year ended June 30, 2023 for further details on line items impacted.

Results of Operations

Comparison of the Fiscal Years Ended June 30, 2023 to the Fiscal Year Ended June 30, 2022

The following table summarizes Tritium’s results of operations for the fiscal years ended June 30, 2023 and 2022:

			Period-over-Period Change
	Year Ended June 30,		Year Ended
	2023	2022 *	June 30, 2023 to 2022

	(in thousands, except
	percentages)		Change ($)	Change (%)
Revenue
Hardware revenue, external parties	$167,965	$69,243	98,722	143%
Hardware revenue, related parties	7,203	11,589	(4,386)	(38)%
Service and maintenance revenue, external parties	9,267	4,979	4,288	86%
Software revenue	109	10	99	990%
Total revenue	184,544	85,821	98,723	115%
Cost of goods sold
Hardware—cost of goods sold	(182,986)	(83,740)	(99,246)	119%
Service and maintenance—cost of goods sold	(5,641)	(3,778)	(1,863)	49%
Total cost of goods sold	(188,627)	(87,518)	(101,109)	116%
Operating costs and expenses
Selling, general and administrative expense	(79,571)	(74,323)	(5,248)	7%
Product development expense	(15,466)	(14,031)	(1,435)	10%
Foreign exchange gain/(loss)	(4,344)	(4,208)	(136)	3%
Total operating costs and expenses	(99,381)	(92,562)	(6,819)	7%
Loss from operations	(103,464)	(94,259)	(9,205)	10%
Finance costs	(27,867)	(18,136)	(9,731)	54%
Finance costs – related parties	(7,181)	—	(7,181)	100%
Transaction and offering related fees	—	(6,783)	6,783	(100)%
Fair value movements—derivatives and warrants	16,977	(9,782)	26,759	(274)%
Other Income	165	61	104	170%
Total other expense	(17,906)	(34,640)	16,734	(48)%
Loss before income tax	(121,370)	(128,899)	7,529	(6)%
Income tax benefit / (expense)	—	(20)	20	(100)%
Net (loss)	(121,370)	(128,919)	7,549	(6)%
Net (loss) per common share
Net (loss) per common share attributable to common shareholders	(121,370)	(128,919)	7,549	(6)%
Basic and diluted—common shares	(0.78)	(1.02)	0.24	(24)%
Other comprehensive income (loss) (net of tax)
Change in foreign currency translation adjustment	2,780	7,336	(4,556)	(62)%
Total other comprehensive income (loss)(net of tax)	2,780	7,336	(4,556)	(62)%
Total comprehensive loss	$(118,590)	$(121,583)	2,993	(2)%

* Amounts have been revised, see Note 2 of the Financial Statements for the year ended June 30, 2023 included elsewhere in this document for further information.

Revenue

Revenue increased by $98.7 million, or 115%, from $85.8 million during the fiscal year ended June 30, 2022, to $184.5 million during the fiscal year ended June 30, 2023, primarily attributable to an increase in external hardware revenue of $98.7 million, offset by a decrease in related parties hardware revenue of $4.4 million and an increase in service and maintenance revenue of $4.3 million.

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major product lines: Stand Alone Chargers, Distributed Chargers and Other. Total hardware revenue (external and related party) increased by $94.3 million, or 117%, from $80.8 million during the fiscal year ended June 30, 2022, to $175.2 million during the fiscal year ended June 30, 2023 due to volume and product offerings.

The number of Stand Alone Chargers sold increased by 2,631, or 131%, from 2,006 during the fiscal year ended June 30, 2022, to 4,637 during the fiscal year ended June 30, 2023. The average selling price of Stand Alone Chargers decreased by $2,467, or 10%, from $25,958 per unit during the fiscal year ended June 30, 2022, to $23,491 per unit during the fiscal year ended June 30, 2023. The decrease was due to a higher volume of lower powered versions which sell at a lower price.

Sales of Distributed Chargers increased by 1,212 total units, or 185%, from 654 total units for the fiscal year ended June 30, 2022 to 1,866 total units for the fiscal year ended June 30, 2023. Total units included the sale of 666 Power units during the year ended June 30, 2023. This increase was due to higher market demand for high powered Distributed Chargers in fiscal year 2023. The average selling price of Distributed Chargers decreased by $7,770, or 19%, from $40,677 during the fiscal year ended June 30, 2022, to $32,908 during the fiscal year ended June 30, 2023. This was primarily attributable to a change in the mix of configurations between legacy and newer product lines sold in the recent period and the increase in the sale of Power units.

Software Revenue

Software revenue increased by $0.1 million, or 990%, from $0.0 million during the fiscal year ended June 30, 2022, to $0.1 million during the fiscal year ended June 30, 2023, primarily due to volume.

Service and Maintenance Revenue

Service and maintenance revenue increased by $4.3 million, or 86%, from $5.0 million during the fiscal year ended June 30, 2022, to $9.3 million during the fiscal year ended June 30, 2023, primarily due to a cumulative increase of units in the field along with higher revenue from Service Level Agreements.

Cost of Goods Sold

Cost of goods sold increased by $101.1 million, or 116%, from $87.5 million during the fiscal year ended June 30, 2022, to $188.6 million during the fiscal year ended June 30, 2023, primarily attributable to inflation and an overall increase in volume of chargers sold.

Hardware—Cost of Goods Sold

Hardware-cost of goods sold increased by $99.2 million, or 119%, from $83.7 million during the fiscal year ended June 30, 2022, to $183.0 million during the fiscal year ended June 30, 2023, primarily attributable to an overall increase in volume of chargers sold. The average cost of Stand Alone Chargers decreased by $1,467 per unit, or 6% from $26,552 per unit during the fiscal year ended June 30, 2022, to $25,082 per unit during the fiscal year ended June 30, 2023. The average cost of total Distributed Chargers decreased by $10,617, or 24%, from $43,726 during the fiscal year ended June 30, 2022, to $33,109 per site during the fiscal year ended June 30, 2023. This decrease is due to a higher mix between legacy and newer product lines been sold in the recent period, and the increase in power units sold during the current year.

Service and Maintenance—Cost of Goods Sold

Service and maintenance-cost of goods sold increased by $1.9 million, or 49%, from $3.8 million during the fiscal year ended June 30, 2022, to $5.6 million during the fiscal year ended June 30, 2023. The increase was attributable to the increase in sales which is offset by lower costs being incurred in the service department.

Segment Gross Profit (Loss)

Segment gross loss increased by $2.4 million, or 141%, from a Segment gross loss of $1.7 million during the fiscal year ended June 30, 2022, to a segment gross loss of $4.1 million during the fiscal year ended June 30, 2023.

Segment gross margin on hardware revenue decreased from (3.6)% during the fiscal year ended June 30, 2022, to (4.5%) during the fiscal year ended June 30, 2023, as a result of an increase to Segment gross loss of $4.9 million, from a Segment gross loss of $2.9 million during the fiscal year ended June 30, 2022 to a Segment gross loss of $7.8 million during the fiscal year ended June 30, 2023.

The decrease in Segment gross margin on hardware revenue is primarily attributable to an increase in Segment gross loss for Stand Alone Chargers of $6.2 million from a Segment gross loss of $1.2 million during the fiscal year ended June 30, 2022 to a Segment gross loss of $7.4 million during the fiscal year ended June 30, 2023. The decrease in Segment gross margin on Stand Alone Chargers resulted from inflation in the cost base and a higher portion of revenue from legacy agreements.

The decrease in Segment gross margin is also attributable to an increase in Segment gross margin for Distribution Chargers of $1.6 million from a Segment gross loss of $2.0 million during the fiscal year ended June 30, 2022 to a Segment gross loss of $0.4 million during the fiscal year ended June 30, 2023 and an increase in Segment gross loss for Other Chargers of $0.3 million from a Segment gross profit of $0.3 million during the fiscal year ended June 30, 2022 to a Segment gross loss of $0.0 million during the fiscal year ended June 30, 2023.

Segment gross margin on service and maintenance revenue increased from 24.1% during the fiscal year ended June 30, 2022, to 39.1% during the fiscal year ended June 30, 2023, as a result of an increase in Segment gross profit of $2.4 million, from a Segment gross profit of $1.2 million during the fiscal year ended June 30, 2022 to a Segment gross profit of $3.6 million during the fiscal year ended June 30, 2023. The increase is primarily due to a cumulative increase of units in the field along with higher revenue from Service Level Agreements. Revenue from Service Level Agreements are recognized over the life of the agreement.

Operating Costs and Expenses

Selling, General and Administrative Expense

SG&A expenses increased by $5.2 million, or 7%, from $74.3 million during the fiscal year ended June 30, 2022, to $79.6 million during the fiscal year ended June 30, 2023. The change is primarily attributable to increases in professional fees of $5.3 million, insurance of $2.3 million and wages, salaries and other employee benefits of $10.3 million and expected credit losses on trade receivables of $5.1 million, which was offset by decreases in stock-based payment expenses (total of stock-based employee benefits expense and cash settled stock-based compensation expense) of $19.2 million. SG&A increases are driven by professional fees associated with facilitating the new financing arrangements throughout the year.

Product Development Expense

Product development expenses increased by $1.5 million, or 10%, from $14.0 million during the fiscal year ended June 30, 2022, to $15.5 million during the fiscal year ended June 30, 2023, primarily attributable to the employment of more engineers to expedite the launch of next generation products.

Foreign Exchange Gain/(Loss)

Foreign exchange gain/(loss) expense increased by $0.1 million, or 3%, from $4.2 million during the fiscal year ended June 30, 2022, to $4.3 million during the fiscal year ended June 30, 2023, primarily attributable to foreign exchange fluctuations and the volume of transactions denoted in foreign currency.

Loss From Operations

Finance Costs

Finance costs increased by $16.9 million, or 93%, from $18.1 million during the fiscal year ended June 30, 2022, to $35.0 million during the fiscal year ended June 30, 2023, primarily attributable to an increase on interest on debt and borrowings which represented an increase of $15.6 million from $17.1 million for the fiscal year ended June 30, 2022 to $32.7 million for the fiscal year ended June 30, 2023. This increase was attributable to the payment of the prepayment fee of $2.25 million on the CIGNA Refinance Loan 2021 and transaction costs of $0.8 million associated with the B. Riley facility. The increase is mainly attributable to interest expense incurred in connection with the CIGNA Refinance Loan 2021 and CIGNA Refinance Loan 2022 as a result of an increased principal amount, from $7.1 million for the fiscal year ended June 30, 2022 to $18.2 million for the fiscal year ended June 30, 2023, as well as the interest expense incurred as a result of the drawdowns on the new Accordion Facility (as defined below), Term Loan Facility and the Unsecured Facilities amounting to $6.5 million during the fiscal year ended June 30, 2023.

Transaction and Offering Related Fees

No transaction and offering related fees were incurred during the fiscal year ended June 30, 2023. Transaction and offering related fees of $6.8 million incurred during the fiscal year ended June 30, 2022 were in relation to the Business Combination.

Fair Value Movements—Derivative and Warrants

Losses on fair value movements- warrants and derivative decreased by $26.8 million, from a loss of $9.8 million during the fiscal year ended June 30, 2022, to a gain of $17.0 million during the fiscal year ended June 30, 2023, primarily attributable to the change in value of the warrant liabilities of $21.3 million and the prepayment fee feature of $6.2 million offset by a $0.9 million change in fair value of the embedded derivative.

Comparison of the Fiscal Years Ended June 30, 2022 to the Fiscal Year Ended June 30, 2021

The following table summarizes Tritium’s results of operations for the fiscal year ended June 30, 2022 and 2021:

			Period-over-Period Change
	Year Ended June 30,		Year Ended
	2022 *	2021	June 30, 2022 to 2021

	(in thousands, except
	percentages)		Change ($)	Change (%)
Revenue
Hardware revenue, external parties	69,243	32,299	36,944	114.4%
Hardware revenue, related parties	11,589	21,263	(9,674)	(45.5)%
Service and maintenance revenue, external parties	$4,979	$2,590	2,389	92.2%
Software Revenue	10	5	5	(100.0)%
Total revenue	85,821	56,157	29,664	52.8%
Cost of goods sold
Hardware—cost of goods sold	(83,740)	(55,188)	(28,552)	51.7%
Service and maintenance—cost of goods sold	(3,778)	(2,873)	(905)	31.5%
Total cost of goods sold	(87,518)	(58,061)	(29,457)	50.7%
Operating costs and expenses
Selling, general and administrative expense	(74,323)	(31,624)	(42,699)	135.0%
Product development expense	(14,031)	(10,521)	(3,510)	33.4%
Foreign exchange gain/(loss)	(4,208)	(1,436)	(2,772)	193.0%
Total operating costs and expenses	(92,562)	(43,581)	(48,981)	112.4%
Loss from operations	(94,259)	(45,485)	(48,774)	107.2%
Finance costs	(18,136)	(8,795)	(9,341)	106.2%
Transaction and offering related fees	(6,783)	(4,794)	(1,989)	41.5%
Fair value movements—derivatives and warrants	(9,782)	(5,947)	(3,835)	64.5%
Other Income	61	1,940	(1,879)	(96.9)%
Total other expense	(34,640)	(17,596)	(17,044)	96.9%
Loss before income tax	(128,899)	(63,081)	(65,818)	104.3%
Income tax expense	(20)	(11)	(9)	81.8%
Net (loss)	(128,919)	(63,092)	(65,827)	104.3%
Net (loss) per common share
Net (loss) per common share attributable to common shareholders	(128,919)	(63,092)	(65,827)	104.3%
Basic and diluted—common shares	(1.02)	(0.58)	(0.43)	75.9%
Basic and diluted—class C shares	—	(0.58)	0.58	(100)%
Other comprehensive income (loss) (net of tax)
Change in foreign currency translation adjustment	7,336	(136)	7,472	(5494.1)%
Total other comprehensive income (loss)(net of tax)	7,336	(136)	7,472	(5494.1)%
Total comprehensive loss	$(121,583)	$(63,228)	(58,355)	92.3%

* Amounts have been revised, see Note 2 of the Financial Statements for the year ended June 30, 2023 included elsewhere in this document for further information.

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

A Distributed Charger site is based on a two-user unit configuration. Sales of Distributed Chargers decreased by 18 sites, or 7.7%, from 234 sites for the fiscal year ended June 30, 2021 to 216 sites for the fiscal year ended June 30, 2022. This decrease was due to high powered Distributed Chargers being sold less during 2022. The average selling price of Distributed Chargers decreased by $17,751, or 12.6%, from $140,914 per site during the fiscal year ended June 30, 2021, to $123,162 per site during the fiscal year ended June 30, 2022. This was primarily attributable to a weakening in the Euro to USD exchange rate, noting that the vast majority of sales of Distributed Chargers in those years took place in Europe in fixed EUR pricing.

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

Cost of Goods Sold

Cost of goods sold increased by $29.5 million, or 50.7%, from $58.1 million during the fiscal year ended June 30, 2021, to $87.5 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in production volume of chargers.

Hardware—Cost of Goods Sold

Hardware—cost of goods sold increased by $28.5 million, or 51.7%, from $55.2 million during the fiscal year ended June 30, 2021, to $83.7 million during the fiscal year ended June 30, 2022, primarily attributable to an overall increase in volume of charges sold. The average cost of Stand Alone Chargers decreased by $108 per unit, or 0.4%, from $25,984 per unit during the fiscal year ended June 30, 2021, to $25,876 per unit during the fiscal year ended June 30, 2022. This decrease is due to efficiencies and volume discounts achieved by increased production. The average cost of Distributed Chargers decreased by $11,700 per site, or 8.1%, from $144,094 per site during the fiscal year ended June 30, 2021, to $132,394 per site during the fiscal year ended June 30, 2022. This decrease is due to efficiencies and volume discounts on input materials, achieved by increased production.

Service and Maintenance—Cost of Goods Sold

Service and maintenance—cost of goods sold increased by $0.9 million, or 31.5%, from $2.9 million during the fiscal year ended June 30, 2021, to $3.8 million during the fiscal year ended June 30, 2022. The increase was attributable to increased volume in services.

Segment Gross Profit (Loss)

Segment gross loss decreased by $0.2 million, or 11%, from a Segment gross loss of $1.9 million during the fiscal year ended June 30, 2021, to a Segment gross loss of $1.7 million during the fiscal year ended June 30, 2022.

Segment gross margin on hardware revenue decreased from (3.0)% during the fiscal year ended June 30, 2021, to (3.6)% during the fiscal year ended June 30, 2022, representing an increase to Segment gross loss of $1.3 million, from a Segment gross loss of $1.6 million during the fiscal year ended June 30, 2021 to a Segment gross loss of $2.9 million during the fiscal year ended June 30, 2022.

The decrease in Segment gross margin on hardware revenue is primarily attributable an increase in Segment gross loss for Stand Alone Chargers of $0.2 million from a Segment gross loss of $1.0 million during the year ended June 30, 2021 to a Segment gross loss of $1.2 million during the year ended June 30, 2022. The improved Segment gross margin on Stand Alone Chargers resulted from increased efficiencies, price increases and parts discounts from greater volumes.

The increase in Other sales also contributed to an increase of Segment gross profit of $0.1 million. The overall increase was offset by a increase in Segment gross loss for Distributed Chargers of $1.2 million from a Segment gross loss of $0.7 million during the year ended June 30, 2021 to a Segment gross loss of $1.9 million during the year ended June 30, 2022.

Segment gross margin on service and maintenance revenue increased from (10.9)% during the fiscal year ended June 30, 2021, to 24.1% during the fiscal year ended June 30, 2022, representing an increase in Segment gross profit of $1.5 million, from a Segment gross loss of $0.3 million during the fiscal year ended June 30, 2021 to a Segment gross profit of $1.2 million during the year ended June 30, 2022.

The increase is primarily attributable to increased number of chargers in the field post warranty, and improvements in efficiencies of operations.

Operating Costs and Expenses

Selling, General and Administrative Expenses

SG&A expenses increased by $42.7 million, or 135.0%, from $31.6 million during the fiscal year ended June 30, 2021, to $74.3 million during the fiscal year ended June 30, 2022, primarily attributable to increases in stock based payment expenses (total of stock based employee benefits expense and cash settled stock based compensation expense) of $19.8 million, wages, salaries, and other employee benefits of $8.0 million due to an increase of 60 full-time equivalent employees, IT and communications expenses of $4.6 million, professional fees of $4.2 million, insurance costs of $2.7 million, occupancy costs of $2.7 million and other selling, general and administrative expenses of $1.7 million. The overall increase in SG&A expenses was offset by a decrease in depreciation expense of $0.7 million, other operating expense of $0.3 million and expected credit losses on trade receivables of $0.1 million.

Product Development Expenses

Product development expenses increased by $3.5 million, or 33.4%, from $10.5 million during the fiscal year ended June 30, 2021, to $14.0 million during the fiscal year ended June 30, 2022, primarily attributable to the employment of more engineers to expedite the launch of next generation products.

Foreign Exchange Gain/(Loss)

Foreign exchange gain/(loss) expense increased by $2.8 million, or 193.0%, from $1.4 million during the fiscal year ended June 30, 2021, to $4.2 million during the fiscal year ended June 30, 2022, primarily attributable to the volume of transactions denoted in foreign currency.

Loss From Operations

Finance Costs

Finance costs increased by $9.3 million, or 106.2%, from $8.8 million during the fiscal year ended June 30, 2021, to $18.1 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in interest expense incurred in connection with the CIGNA Refinance Loan 2021 and CIGNA Refinance Loan 2022 as a result of an increased principal amount, which represented an increase of $3.2 million from $3.9 million for the year ended June 30, 2021 to $7.1 million for the year ended June 30, 2022. The increase is also attributable to interest expense incurred on the Convertible Notes of $3.7 million for the year ended June 30, 2021 to $7.8 million for the year ended June 30, 2022.

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

Other Income

Other income decreased by $1.8 million, or 96.9%, from $1.9 million during the fiscal year ended June 30, 2021, to $0.1 million during the fiscal year ended June 30, 2022, primarily attributable to a decrease of $1.7 million in the Australian federal government’s “JobKeeper” COVID-19 pandemic response program funds received compared to the prior period and a $0.1 million decrease in other income.

Liquidity and Capital Resources

Sources of Liquidity

We are an early-stage growth business and have funded our business operations primarily with the issuance of equity and through borrowings, along with cash from operations. Our primary cash requirements are for inventory, general operating wages, product development expenses and plant and equipment. Our short-term cash requirements and priorities are to fund the continued increase in manufactured goods, which will require larger volumes of inventory as orders increase in the normal course of business. Over the longer term, our liquidity requirements are expected to include expanding existing manufacturing facilities, and the possible funding of new manufacturing lines at our US facility, based on capacity needs and sales. We are exploring various options for additional financing to further expand our operational activities to achieve profitability and meet customer demand. Due to the anticipated operating cash outflows for the next 12 months and the requirement under the CIGNA Refinance Loan 2022 that we maintain a minimum liquidity balance of $25.0 million, our ability to continue as a going concern is principally dependent upon the occurrence of one or more of the following: the successful and profitable growth of the business; our ability to meet our cash flow forecasts; and our ability to raise capital as and when necessary.

Through June 30, 2023, the Company has primarily funded its operating cash outflows through raising debt from various external sources. These external borrowing facilities require the Group to maintain minimum liquidity reserve levels throughout the term of the arrangements, as well as be in compliance with debt covenants commencing in March 2024.

On March 16, 2023, our liquidity fell below the minimum required amount. The minimum liquidity balance was restored by June 19, 2023. As a result of our ability to restore the minimum liquidity balance and present expected future inflow of funds and expected timing of such funds, the Facility A Lenders (as defined below) confirmed on June 28, 2023 that the remediation of this event was to their satisfaction and accordingly no Review Event Notice would be issued.

On July 3, 2023, our liquidity again fell below the minimum required amount. The minimum liquidity balance was restored by September 12, 2023. As a result of our ability to restore the minimum liquidity balance and present expected future inflow of funds and expected timing of such funds, the Facility A Lenders (as defined below) confirmed on September 12, 2023 that the remediation of this event was to their satisfaction and accordingly no Review Event Notice would be issued.

On September 12, 2023, an additional waiver was granted to waive the liquidity reserve requirement for the senior debt facility from $25 million to nil effective from the date of this report until December 31, 2023.

The Board has approved cashflow forecasts for the Company which indicate that it will continue to incur operating cash outflows for at least 12 months from the date of this report to fund its operations.

At June 30, 2023, we had total shareholders’ deficit of $143.7 million and accumulated losses of $413.4 million, compared to total shareholders’ deficit of $41.9 million and accumulated losses of $292.0 million at June 30, 2022. We incurred losses after tax of $121.4 million for the year ended June 30, 2023 and $128.9 million for the year ended June 30, 2022. As of June 30, 2023 and 2022, we had cash and cash equivalents of $29.4 million and $70.8 million, respectively.

Cash and cash equivalents are held in GBP, USD, AUD and EUR.

We incurred operating cash outflows of $162.4 million for the year ended June 30, 2023. Operating cash outflows were $86.8 million for the year ended June 30, 2022.

At June 30, 2023, we had external borrowing facilities totaling $127.0 million, and related party borrowing facilities of $67.6 million which are fully drawn. The terms of the external borrowing facilities, specifically the interest-bearing liabilities, require that we maintain minimum liquidity reserve levels. They also require the mandatory repayment of the borrowings upon the occurrence of certain events, such as a change in control event.

Subsequent to June 30, 2023, please refer to the discussion of our going concern and liquidity found in Note 1 – Going Concern and Note 31 – Subsequent Events of the Financial Statements for the year ended June 30, 2023 included elsewhere in this document.

CIGNA Refinance Loan 2022

On September 2, 2022, the existing $90.0 million CIGNA Refinance Loan 2022 was extended by $60.0 million to a $150.0 million facility which will be used to fund working capital to accelerate production, further product development, and support operations around the world.

The CIGNA Refinance Loan 2022 has a 3-year term and 8.5% cash coupon supplemented with the issuance to the lenders or their affiliates of warrants for the purchase of ordinary shares of the Company, no par value (“Ordinary Shares”). The consortium providing the facility comprises HealthSpring Life & Health Insurance Company, Inc, Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L., Martello Re Limited and REL Batavia Partnership, L.P (the “Facility A Lenders”). The CIGNA Refinance Loan 2022 also included an uncommitted accordion facility feature of up to $10.0 million (“Accordion Facility”).

The Accordion Facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd and other Tritium subsidiaries, with security held on trust by CBA Corporate Services (NSW) Pty Limited as security trustee (“LNSA Security Trust”).

Accordion Facility

On November 18, 2022, an amendment deed was entered into under which the Facility A Lenders, among other matters, provided an extended time period for the effective date under the Accordion Facility to enable Sunset Power Pty Ltd as trustee of St Baker Family Trust to participate in the Accordion Facility as the accordion lender (“Accordion Lender”). The Accordion Lender provided a committed $10.0 million accordion loan against issue of loan notes by Tritium on November 25, 2022.

The Accordion Facility has a 3-year term and 8.5% cash coupon supplemented with the issuance to the Accordion Lender of warrants for the purchase of ordinary shares of the Company. The borrowing is repayable via cash settlement on the termination date of the aforementioned CIGNA Refinance Loan 2022.

This Accordion Facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd and property of other Tritium subsidiaries which is held on trust under a common security pool for the benefit of the Facility A Lenders and the Accordion Lender under the LNSA Security Trust.

As of June 30, 2023 the CIGNA Refinance Loan 2022 including the Accordion Facility was fully utilized.

Term Loan Facility

Tritium Pty Ltd entered into the Term Loan Facility with the Term Facility Lender, under which Tritium Pty Ltd borrowed an aggregate principal amount of $20.0 million. The outstanding balance of the term loan at June 30, 2023 was $19.7 million.

The term loan accrues interest at a rate of 9.50% per annum. Interest is to be paid in arrears on the last day of each interest period, any prepayment date and the final repayment date. The Term Loan Facility is secured through the security held under the LNSA Security Trust, subject to the terms of an intercreditor arrangement which regulates priority as between the Facility A Lenders and Accordion Facility Lender (as the LNSA lenders) and the Term Facility Lender.

The borrowings under the term loan are repaid through the fulfillment of specifically identified customer purchase orders.

Unsecured Facility – Sunset Power

We entered into the Unsecured Facility – Sunset Power with the St Baker Lender, under which we borrowed an aggregate principal amount of $35.0 million. The outstanding balance of the Unsecured Facility – Sunset Power as at June 30, 2023 was $30.5 million.

The Unsecured Facility - Sunset Power is subject to the terms of an intercreditor arrangement under which the debt provided by Sunset Power Pty Ltd as trustee of St Baker Family Trust as the lender under the Unsecured Facility – Sunset Power, is subordinated to the LNSA Lenders.

Unsecured Facility – O-CORP

We entered into the Unsecured Facility – O-CORP with the O-Corp Lender, under which we borrowed an aggregate principal amount of $5.0 million. The outstanding balance of the Unsecured Facility – O-CORP as at June 30, 2023 was $4.4 million.

The Unsecured Facility – O-CORP is subject to the terms of an intercreditor arrangement under which the debt provided by O-CORP EV LLC as the lender under the Unsecured Facility – O-CORP, is subordinated to the LNSA Lenders.

National Australia Bank facility

We have a NAB facility which is used for credit cards and other liabilities in the Group. The NAB facility is 100% supported by term deposits and is a non-interest bearing facility. The total facility limit is $3.7 million and a total of $2.2 million is unused as at June 30, 2023.

Long-Term Liquidity Requirements

Our liquidity risks include that we will encounter difficulty in meeting our financial obligations as they become due, see also Note 1 to our consolidated financial statements as of and for the year ended June 30, 2023 and 2022 included elsewhere in this document for additional information relating to the risks that give rise to substantial doubt about our ability to continue as a going concern for one year from the date of this filing.

We have implemented the following actions to address its short-term and long-term liquidity needs:

On September 2, 2022 we entered into an Ordinary Shares Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”) to sell to B. Riley up to $75,000,000 in aggregate gross purchase price of newly issued Ordinary Shares, from time to time during the term of the Purchase Agreement. Sales of Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and we are under no obligation to sell any securities to B. Riley under the Purchase Agreement. As of June 30, 2023, 1,631,302 shares had been issued for a total of $2.4 million. On September 12, 2023, we terminated the B. Riley Facility, effective immediately.

On September 12, 2023, we entered into a Securities Purchase Agreement (as amended on September 18, 2023, the “Preference Shares SPA”) with certain accredited investors (the “Investors”), pursuant to which we agreed to sell to the Investors in a registered direct offering (the “Preference Shares Offering”) an aggregate of 26,595,745 Series A Convertible Redeemable Preference Shares, no par value per share, and with stated value equal to $1.00 per share, convertible into Ordinary Shares, at an initial conversion price of $0.815 per share (the “Preference Shares”).

While we have recently secured additional funding of $60.0 million though the refinancing of the CIGNA Refinance Loan 2022, $10.0 million of additional funding through the Accordion Facility, $20.0 million of additional funding through the Term Loan Facility, $35.0 million of additional funding through the Unsecured Facility – Sunset Power and $5.0 million of additional funding through the Unsecured Facility-O-CORP and $25.0 of funding through the Preference Shares Offering, we will need to raise additional capital through loans or additional investments, including through issuance of securities.

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

Cash Flows

For the Fiscal Year Ended June 30, 2023 and 2022

The following table sets forth a summary of Tritium’s cash flows for the fiscal year ended June 30, 2023 and 2022.

	Year Ended June 30,
	2023	2022
	$’000	$’000

	(in thousands)
Net cash (used in) provided by:
Operating activities	(162,430)	(86,840)
Investing activities	(7,951)	(7,023)
Financing activities	126,312	159,004
Net increase (decrease) in cash and cash equivalents	(44,069)	65,141

Net Cash Used in Operating Activities

Net cash used in operating activities increased by $75.6 million, or 87%, from $86.8 million during the year ended June 30, 2022, to $162.4 million during the year ended June 30, 2023, primarily attributable to an increase in net loss after income tax adjusted for non-cash items of $39.5 million and an increase in working capital balances of $36.1 million.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $1.0 million, or 13%, from $7.0 million during the year ended June 30, 2022, to $8.0 million during the year ended June 30, 2023, primarily attributable to an increase in payments for property, plant and equipment.

We intend to grow operations globally to full-scale manufacturing facilities, particularly with investment in our new facility in the United States. To the extent we execute on this contemplated manufacturing expansion, we expect our net cash used in investing activities to increase as a result.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $32.7 million, or 21%, from $159.0 million during the year ended June 30, 2022, to $126.3 million during the year ended June 30, 2023, primarily attributable to an increase in net proceeds from borrowings of $94.0 million and offset by a decrease in net proceeds from issuance of stock of $133.6 million.

For the Fiscal Year Ended June 30, 2022 and 2021

The following table sets forth a summary of Tritium’s cash flows for the fiscal year ended June 30, 2022 and 2021.

	Year Ended June 30,
	2022	2021
	$’000	$’000

	(in thousands)
Net cash (used in) provided by:
Operating activities	(86,840)	(32,460)
Investing activities	(7,023)	(2,572)
Financing activities	159,004	33,367
Net increase (decrease) in cash and cash equivalents	65,141	(1,665)

Net Cash Used in Operating Activities

Net cash used in operating activities increased by $54.4 million, or 167.5%, from $32.5 million during the fiscal year ended June 30, 2021, to $86.8 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in net loss after income tax adjusted for non-cash items of $38.0 million. Additionally, net cash used in operating activities increased by $16.4 million, primarily attributed to an increase in working capital balances.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $4.5 million, or 173.1%, from $2.6 million during the fiscal year ended June 30, 2021, to $7.0 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in payments for property, plant, and equipment.

We intend to grow operations globally to full-scale manufacturing facilities, particularly with investment in our new facility in the United States. To the extent we execute on this contemplated manufacturing expansion, we expect our Net cash used in investing activities to increase as a result.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $125.6 million, or 376.5%, from $33.4 million during the fiscal year ended June 30, 2021, to $159.0 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in net proceeds from the issuance of shares of $109.3 million, proceeds from the issuance of warrants of $26.6 million, and net proceeds from borrowings of $36.3 million, offset by an increase in the repayment of related party borrowings of $6.4 million, a decrease in the net proceeds from the issuance of Convertible Notes of $33.4 million, and an increase in payments to related parties of $6.8 million for waiver of options held by them.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements included elsewhere in this document, we believe the following accounting policies and estimates to be most critical to the preparation of our consolidated financial statements.

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

Bill-and-Hold Arrangements

In certain circumstances, our customers may request us to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these “bill-and-hold” arrangements, we assess whether we:

●	billed the customers in full;
●	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

●	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and
●	do not have the ability to direct the product to a different customer.

In assessing bill-and-hold arrangements, we are required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and we have the right to bill the customer.

For the years ended June 30, 2023, 2022 and 2021, the percentage of total revenue recognized under bill-and-hold arrangements was 23%, 16% and 4%, respectively.

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

Leases

We lease a number of office and warehouse facilities for our operations, most of which are operating leases. We did not have any material finance lease arrangements during the years ended and at June 30, 2023 and 2022.

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

Measurement and Presentation of Lease Liability

For operating leases, the lease liability is measured at the present value of the unpaid lease payments at the lease commencement date. We have elected to account for lease and non-lease components as a single lease component. Therefore, the lease payments used to measure the lease liability include the fixed consideration in the contract. Key estimates and judgments include determination of the lease term of contracts with renewal and termination options and determination of discount rates. Further details on key estimates and judgements are outlined elsewhere in this section captioned “Critical Accounting Policies and Estimates.”

Lease liabilities are separately disclosed on the Consolidated Statement of Financial Position. Liabilities which will be repaid within twelve months are recognized as current and liabilities which will be repaid in excess of twelve months are recognized as non-current liabilities.

Lease liabilities are measured over time by reducing the balance to reflect the principal lease repayments made and increasing the carrying amount by the interest on the lease liability. We are required to remeasure a lease liability and make an adjustment to the right of use asset in the following instances:

●	the term of the lease has been modified or there has been a change in our assessment of a purchase option being exercised, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
●	a lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and
●	the lease payments are adjusted due to changes in the index or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate. However, if a change in lease payments is due to a change in a floating interest rate, a revised discount rate is used.

Measurement and Presentation of Right-of-Use Assets

The right-of-use assets recognized by us comprise the initial measurement of a related lease liability and any lease payments made at or before the commencement of the contract, less any lease incentives received and any direct costs. Costs incurred by us to dismantle the asset, restore the site or restore the asset are included in the cost of the right-of-use asset.

Any remeasurement of a lease liability is also applied against the right-of-use asset value.

Extension Options

The lease term for our leases includes the non-cancellable period of the lease plus any additional periods covered by either our option to extend (or not to terminate) the lease that we are reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Loans and Debt Securities

Loans and debt securities issued are recognized on the date when they originate, at fair value. All other financial liabilities are initially recognized on the trade date. We derecognize a financial liability when our contractual obligations are discharged or cancelled, or expire. If a loan or debt security contains an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, the loans or borrowings are classified as non-current.

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

Derivative Instruments

We recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. We evaluate our debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in our financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the Consolidated Statements of Operations and Comprehensive Loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

Warranties

We provide a manufacturer’s standard warranty on all EV chargers sold. We recognize a warranty provision for the products sold based on the present value of future cash flows estimated to be required to settle the warranty obligation. The future cash flows have been estimated by reference to our history of warranty claims.

We consider the standard warranty to be an assurance of the quality of the EV charger rather than a provision of incremental service to customers, and therefore not a separate performance obligation.

We also offer extended warranty services in addition to the standard warranty. The extended warranty is considered an incremental service provided to customers and is therefore a separate performance obligation distinct from other promises that should be accounted for in accordance with ASC 606, “Revenue from Contracts with Customers.”

The portion of the warranty provision expected to be incurred within the next twelve months is included within current provisions, while the remaining balance is included within non-current provisions in the Consolidated Statement of Financial Position. Warranty expense is recorded as a component of cost of goods sold in the Consolidated Statements of Operations and Comprehensive Loss.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventory is determined using a weighted average approach and is net of any rebates or discounts received.

The costs of inventory included in the Consolidated Statements of Operations and Comprehensive Loss includes overhead costs directly attributable to manufacture, raw materials purchases, associated freight and labor costs.

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account recent sales experience, aging of inventories and other factors that affect inventory obsolescence. There was no material provision for impairment recognized as of June 30, 2022 and 2021. Refer to Note 2 to our consolidated financial statements included elsewhere in this document for the Correction of Immaterial Error in Accounting for Prior Period.

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

Superannuation

Defined contribution superannuation plans exist to provide benefits for eligible employees or their dependents. Contributions by Tritium are expensed to the Consolidated Statements of Operations and Comprehensive Loss as incurred.

Annual Bonus

Tritium recognizes a liability for bonuses based on a formula that takes into consideration the specific performance indicators outlined in employee contracts. Tritium recognizes a liability where it is contractually obligated to pay an amount under the bonus plan or where there is a past practice that has created a constructive obligation.

Termination

Termination benefits are recognized as an expense when we are demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if we have made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Stock-Based Compensation

Our employees receive remuneration in the form of stock-based arrangements, whereby employees render services as consideration for equity instruments under Tritium Holdings’ Loan Funded Share Plan (“LFSP”), either cash or share settlement under Tritium Holdings’ Shadow Equity Plan (“SEP”), or equity instruments under the Long-Term Incentive Plan (“LTIP”) and Employee Share Purchase Plan (“ESPP”).

Awards issued under the LFSP and LTIP are equity-settled arrangements and are measured at the fair value of the awards at the grant date.

On April 1, 2023, we launched the ESPP, which provides employees the opportunity to contribute up to 10% of their gross payroll contributions to purchase shares in the company at a 15% discount share purchase price over six-month subscription periods. The introduction of this plan is part of our global reward framework, and it is aimed at encouraging employees to invest in the long-term success of the company, and in doing so drive greater employee retention.

For the LFSP, a Black-Scholes model is utilized to estimate the fair value of the expense incurred. We recognize this stock-based compensation expense at the grant date as there are no service conditions attached to LFSP.

For the LTIP, the fair value of the award is based on the weighted average listed price of our Ordinary Shares prior to the grant date. Where the service period has commenced prior to the grant date, an estimate of the fair value of the award has been determined to record the requisite expense. We recognize share-based compensation over the period during which an employee is required to provide a service or performance in exchange for the award.

Awards issued under the SEP contain service conditions and, prior to the Business Combination, were considered cash-settled awards. Tritium Holdings initially measures the cash-settled transactions with employees at fair value using a Black-Scholes model to determine the fair value of the liability incurred. We recognize cash-settled transactions as a liability on the award grant date and records related compensation expense over the requisite service period if the performance condition is probable. Subsequent to the Business Combination, our board of directors made a determination that the benefit owed to participants under the SEP could be paid to participants in the form of cash or shares, and settled awards through the issuance of Ordinary Shares. See Item 6. “Compensation—Shadow Equity Scheme”.

For stock-based compensation, the expense is measured at the grant date, based on the fair value of the award (considering the market conditions), and then recorded over the requisite service period if the performance condition is probable. Historically, we considered the price per share paid by investors in our private financings, among other factors, to determine the fair value of the Ordinary Shares at the time of the grant included in the Black-Scholes model. Additionally, in applying the Black-Scholes model, we assessed the implied volatility utilized by estimating based on similar publicly traded peer companies (as it has no company-specific performance measures). Further details as to the inputs into the fair value of the respective grants are outlined in Note 23 to our consolidated financial statements included elsewhere in this document.

As stated above, for awards that contain service or performance conditions, we recognize stock-based compensation over the period during which an employee is required to provide a service or performance in exchange for the award. For settlement of cash-settled stock-based compensation, the liability is remeasured at the end of each reporting period up to the date of settlement, with any changes in the expected settlement amounts recognized in comprehensive loss as a stock-based compensation expense over the period during which an employee is required to provide service in exchange for the award. This requires a reassessment of the estimates used at the end of each reporting period.

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Year ended June 30,
	2023	2022	2021
Expected volatility	60%	60%	60%
Risk-free interest rate	1.56%	1.56%	1.59%
Dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	3.44	0.5	1.50

Fair value inputs of stock-based compensation after the Business Combination

For the issuance of stock-based compensation post January 13, 2022, the fair value of the underlying ordinary shares was considered to be the grant date fair value, which has been calculated using the below inputs:

Expected Volatility

We estimate our expected share volatility based on the historical volatility of our own traded share price. Where insufficient history exists, we estimate our expected share volatility based on the historical volatility of publicly traded peer companies.

Dividend Yield

Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

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

Ordinary Share Valuation

The weighted average exercise price is equal to the weighted average stock price at the date of grant.

Income Taxes

Our income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more likely than not to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We record interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. We did not incur any material interest and penalties in the years ended June 30, 2023, 2022 and 2021. We do not have any material uncertain tax positions during these periods.

Allowance for Credit Losses

The allowance for credit losses represents our estimate of the expected lifetime credit losses inherent in Accounts receivable as of the balance sheet date. The adequacy of our allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect the selling general and administrative expenses on our consolidated income statements and the allowance for credit losses contained within our Accounts receivable, net on our consolidated balance sheets. See Note 8 to our audited consolidated financial statements included elsewhere in this document for information regarding allowance for credit losses.

Nature of Estimates Required

We review all debtors considering historical default rates and forward-looking information. We note that there have not been any material defaults in preceding years, and in completing its review, considered external information, including:

●	Consideration of changes in economic conditions including possible issues related to the COVID-19 pandemic;
●	Consideration of significant adverse changes in the operations of customers that would indicate increased risk;
●	Consideration of any significant changes in the regulatory, economic, or technological environment of customers that may result in an increase to the underlying default risk;
●	Consideration of any change in payment patterns by major customers; and
●	Consideration of credit risk of new customers.

Assumptions and Approach Used

Our allowance for credit losses is based on our assumptions regarding the probability of default of a customer given the period for which a receivable is overdue.

Sensitivity Analysis

Changes in the probability of default given our default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions is as follows (in millions):

Assumption	Change	Increase/Decrease
Probability of default (lifetime)	+/-10%	$0.55/($0.55)

Provision for Impairment of Inventories

Nature of Estimates Required

The provision for impairment of inventories assessment requires a degree of estimation and judgement.

Assumptions and Approach Used

The level of the provision is assessed by taking into account the recent sales experience, the aging of inventories and other factors that affect inventory obsolescence.

Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations. See Note 9 to our consolidated financial statements included elsewhere in this document for information regarding provision for impairment of inventories.

Warranty Provision

Nature of Estimates Required

We provide manufacturer’s standard warranty on all EV chargers sold and offer extended warranty services separately from the standard warranty. We have recognized a warranty provision on the basis that it is probable an outflow of cash or other economic resources will be required to settle the provision.

Assumptions and Approach Used

The provision is measured at the amount we would rationally pay to settle the obligation at the end of the reporting period. Risks and uncertainties are taken into account in measuring a provision.

Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations. See Note 19 to our consolidated financial statements included elsewhere in this document for information regarding warranties.

Increase/Decrease
Assumption	Change	(in millions)
Number of Months of Warranty remaining (based on charges sold and warranty lapsing)	+-10%	$1.22/(1.22)
12-month average cost of Warranty repair	+-5%	$0.98/(0.98)

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

Assumptions and Approach Used

Our income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

●	Nature, frequency, and severity of current and cumulative financial reporting losses. A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;
●	Sources of future taxable income. Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and

●	Tax planning strategies. If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

We record a valuation allowance equal to the excess of the balance of deferred tax assets over the balance of deferred tax liabilities in each individual jurisdiction applicable. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions, and future tax planning and the related effects on our cash and liquidity position. Accordingly, our valuation allowances may increase or decrease in future periods. See Note 7 to our consolidated financial statements included elsewhere in this document for information regarding income taxes.

Share-based Payment Transactions

Our employees receive remuneration in the form of stock-based arrangements under the LTIP, Short Term Incentive Plan (“STIP”), the Employee Share Scheme (“ESS”) and the ESPP. We have historically issued stock-based arrangements under the LFSP, however, no awards under the LFSP were granted during the year ended June 30, 2023. Refer Note 24 to our consolidated financial statements included elsewhere in this document. Additionally, We have historically issued stock-based arrangements under the SEP, however, no awards under the SEP were granted during the year ended June 30, 2023 and the SEP was fully vested at June 30, 2022.

Nature of Estimates Required

Estimating the fair value for share-based payment transactions requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right, volatility and dividend yield and assumptions made. As noted above, the fair value of stock based compensation is determined on the grant date, or where the grant date is yet to be determined, estimated at the end of the reporting period using a fair value.

Assumptions and Approach Used

Refer to Note 25 to our consolidated financial statements included elsewhere in this document for more information on the assumptions and approach used for valuation of share based payment transactions.

Sensitivity Analysis

The table below estimates the effect on share-based payment expense of higher/lower assumptions (in millions):

		Increase/Decrease –	Increase/Decrease –
Assumption	Change	LTIP expense (in millions)	STIP expense (in millions)
Change in share price	+/-10%	$0.17/($0.17)	$0.27/($0.27)

Useful Lives of Assets

Nature of Estimates Required

We determine the estimated useful life and related depreciation charges for its property, plant and equipment and useful lives could change significantly as a result of technical innovations or other events. Depreciation charges will increase if useful lives are shorter than previously estimated, or if assets become technically obsolete. Non-strategic assets that have been abandoned or sold will be written off or written down. Estimating useful lives involves an estimate of timing of obsolescence and technological advances of assets.

Sensitivity Analysis

The table below estimates the effect on depreciation expense of higher/lower assumptions (in thousands):

Increase/Decrease –
depreciation expense
Assumption	Change	(in millions)
Useful life – plant and equipment	+/-2 years	$0.3/ ($0.3)

See our consolidated financial statements as of and for the years ended June 30, 2023, 2022 and 2021, included elsewhere in this document for information regarding useful lives and depreciation.

Fair Valuation of Warrant Liabilities

Nature of Estimates Required

We are required to determine the fair value of the public and private warrant liabilities based on the fair value of traded warrants.

Sensitivity Analysis

The table below estimates the effect on warrant expense of higher/lower assumptions (in thousands)

Increase/Decrease –
Derivative Fair value
Assumption	Change	movement
Change in share price	+/-10%	$1.1 / ($1.1)

Lease Liabilities

For operating leases, the lease liability is measured at the present value of the unpaid lease payments at the lease commencement date. Tritium has several lease contracts that include extension and termination options.

Nature of Estimates Required

We apply judgement in evaluating whether we are reasonably certain to exercise the option to renew or terminate a lease. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise an option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization of the leased asset). An additional key estimate and judgment is the determination of the discount rate. ASC 842, “Leases” requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.

Assumptions and Approach Used

We include the renewal period as part of the lease term for leases of property, plant and machinery with shorter noncancelable periods (e.g., three to five years). We typically exercise our option to renew for these leases because there would be a significant negative effect on production if a replacement asset was not readily available. The renewal periods for leases of plant and machinery with longer noncancellable periods (e.g., 10 to 15 years) are not included as part of the lease term, as such renewal options are not reasonably certain to be exercised. In addition, the renewal options for leases of motor vehicles are not included as part of the lease term because motor vehicles are typically not leased for more than five years and therefore renewal options are not exercised. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.

Generally, we cannot determine the interest rate implicit in the lease because we do not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs.

Therefore, we generally use our incremental borrowing rate as the discount rate for the lease. The incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

Sensitivity Analysis

The table below estimates the effect on finance costs of higher/lower assumptions (in thousands):

	Basis	Increase/Decrease
	point	in
Assumption	change	finance cost
Change in discount rate	+/-100 bps	$0/($0)

No finance cost recognition in relation to leases. The net asset impact is zero.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU 2020-06”), “Debt—Debt with Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendments are effective for fiscal years beginning after December 15, 2021, and affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. ASU 2020-06 eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings per share computation. We are currently assessing the impact of adopting this standard on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-06 for fiscal years beginning after December 15, 2023.

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-08”), “Codification Improvements to Subtopic 310—20, Receivables—Non-refundable Fees and Other Costs,” which is effective for fiscal years beginning after December 15, 2020. The amendments clarify the FASB’s intent that an entity should revaluate whether a callable debt security that has multiple call dates is within the scope of paragraph 310-20-35-33 for each reporting period. We are currently assessing the impact of adopting this standard on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-08 for fiscal years beginning after December 15, 2021.

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-10”), “Codification Improvements.” The purpose of these amendments is to make minor updates to the codification for technical corrections such as conforming standards, clarifications of guidance and simplifications to wording or structure of guidance, among other minor improvements. The amendments are effective for fiscal years beginning after December 15, 2020. We are currently assessing the impact of adopting this update on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-10 for fiscal years beginning after December 15, 2021.

In May 2021, the FASB issued Accounting Standards Update (“ASU 2021-04”) “Earnings Per Share (Topic 260),” which is effective for fiscal years beginning after December 15, 2021. This amendment provides that for an entity that presents earnings per share (“EPS”) in accordance with Topic 260, the effects of a modification or an exchange of a freestanding equity-classified written call option that is recognized as a dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. We are currently assessing the impact of adopting this standard on our consolidated financial statements.

In October 2021, the FASB issued Accounting Standards Update (“ASU 2021-08”) “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which is effective for fiscal years beginning after December 15, 2022. This amendment requires that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. We are currently assessing the impact of adopting this standard on our consolidated financial statements.

In November 2021, the FASB issued Accounting Standards Update (“ASU 2021-10”), “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance,” which requires entities to disclose annually its transactions with a government accounted for by applying a grant or contribution accounting model by analogy. The disclosure requirement includes information about the nature of the transactions and the related accounting policy used to account for the transactions, the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line, and significant terms and conditions of the transactions, including commitments and contingencies. The guidance will be effective for annual reporting periods beginning after December 15, 2021. Early application is permitted. We do not expect the adoption of the guidance to have a material impact on our consolidated financial statements and disclosures.

On June 30, 2022, the FASB has issued Accounting Standards Update (“ASU 2022-03”), “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which is effective for reporting periods beginning after December 15, 2023, for public business entities, to increase comparability of financial information for entities that hold equity securities with contractual restrictions prohibiting the sale of the securities. Currently, there is diversity in practice on the application of a discount to measure fair value when securities have such contractual restrictions. ASU 2022-03 provides clarity related to this matter. ASU 2022-03 also adds disclosure requirements related to contractual sale restrictions. We do not have Equity Securities subject to contractual sale restrictions.

On March 27, 2023, the FASB issued Accounting Standards Update (“ASU 2023-01”), which amends certain provisions of ASC 842, “Leases (Topic 842) – Common Control Arrangements,” which is effective for fiscal years beginning after December 15, 2023. The amendment in this update applies to arrangements between related parties under common control. Specifically, ASU 2023-01 offers private companies, as well as not-for-profit entities that are not conduit bond obligors, a practical expedient that gives such entities the option of using the written terms and conditions of a common-control arrangement when determining (1) whether a lease exists and (2) the subsequent accounting for the lease, including the lease’s classification. In addition, ASU 2023-01 amends the accounting for leasehold improvements in common-control arrangements for all entities. We do not have any lease arrangements with entities under common control.

On March 29, 2023, the FASB issued Accounting Standards Update (“ASU 2023-02”), “Investments – Equity Method and Joint Ventures (Topic 323),” which is effective for reporting periods beginning after December 15, 2023, for public business entities. This amendment allows entities to elect the proportional amortization method, on a tax-credit-program-by-tax-credit-program basis, for all equity investments in tax credit programs meeting the eligibility criteria. While ASU 2023-02 does not significantly alter the existing eligibility criteria, it does provide clarifications to address existing interpretive issues. It also prescribes specific information reporting entities must disclose about tax credit investments each period. Entities will have the option of applying ASU 2023-02 using either a modified retrospective or retrospective adoption approach. For some changes related to existing low-income-housing tax credit (LIHTC) investments, prospective application is permitted. We do not currently have any equity method investments or joint venture arrangements.

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

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 1 to the consolidated financial statements included elsewhere in this document for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the fiscal year ended June 30, 2023 and the consolidated financial statements as of and for the years ended June 30, 2023, 2022 and 2021.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-

emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following sets forth certain information concerning our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Jane Hunter	51	Chief Executive Officer and Executive Director
Robert Topol	51	Chief Financial Officer
Glen Casey	63	Chief Operating Officer
Dr. David Finn	45	Non-Executive Director
Robert Tichio	45	Non-Executive Director and Chair
Trevor St. Baker AO	84	Non-Executive Director
Kenneth Braithwaite	63	Non-Executive Director
Edward Hightower	58	Non-Executive Director
Adam Walker	55	Non-Executive Director

Executive Officers

Jane Hunter. Ms. Hunter has served as the Chief Executive Officer since March 2020 and a member of our board of directors since January 2022. Ms. Hunter also serves as a director on the board of Tritium DCFC’s Australian subsidiaries. She previously served as the Chief Operating Officer and Deputy Chief Executive Officer of Tritium Holdings from September 2019 to March 2020. Prior to joining the Group, Ms. Hunter served as Chief Operating Officer, Phantom Works Global division, of Boeing Defense Space & Security from January 2014 to September 2019 (joining Boeing in 2012) and was a member of the board of directors of Boeing Defence Australia Ltd and Boeing Distribution Services Inc. Ms. Hunter chaired the South Queensland Defence Advisory Board and was a director of the Electric Vehicle Council of Australia and a member of the Manufacturing Ministerial Council (Queensland). In 2018 Ms. Hunter was awarded Outstanding Contribution to the Aviation or Aerospace Sectors by Aviation/Aerospace Australia and won the Project Management Category of ADM Women in Defence Awards in 2019. Ms. Hunter won the AmCham Australia 2022 Award for Energy and Clean Technology. Ms. Hunter received a Bachelor of Laws (Hons.) degree and B.A. degree from the University of Queensland. We believe Ms. Hunter’s strategic vision for the combined company and her expertise in technology and business operations makes her qualified to serve on our board.

Robert Topol. Mr. Topol has served as the Chief Financial Officer since July 2022. Mr. Topol has extensive experience as an executive at Intel, where he served as a finance leader and business executive for more than 20 years. During his time at Intel, Mr. Topol led the business strategy for the SG and Next Gen wireless technologies division, served as CFO for Intel’s Global Supply Chain organization, served as CFO for Communication and Devices based in China, has experience as a Financial Controller as well as many years working in senior manufacturing finance roles. His most recent role with Intel was CFO and Vice President (“VP”) of the Accelerated Computing Systems and Graphics business, managing revenue, cost, and reporting for the graphics and high-performance computing business, including Intel ARC, Xeon HPC, data center GPU and blockchain products. Prior to his role as CFO and VP of Accelerated Computing Systems and Graphics, Mr. Topol served as Intel’s CFO of Global Supply Chain, Cost, and Inventory, where he managed a manufacturing and research and development portfolio and led a team of global controllers and analysts supporting all cost functions at Intel. He served as the General Manager of Intel’s SG Wireless and Next Gen Standards division for four years, developing business strategy and helping to build a portfolio of devices, internet of things and network infrastructure, data center and cloud computing solutions. Mr. Topol also served as a Telecommunications Industry Association (TIA)

board member from 2019-2021. Mr. Topol received a Master of Business Administration degree at Brigham Young University in 2000 and Bachelor of Arts degrees in Behavioral Sciences and International studies at the University of Utah in 1995.

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

Directors

Jane Hunter. Ms. Hunter currently serves as Tritium’s Chief Executive Officer and as an Executive Director. Ms. Hunter’s biographical information is set forth under “Executive Officers” above.

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

Dr. David Finn. Dr. Finn is a co-founder and has served as a non-executive member of our board of directors since December 2022 and on the board of directors since January 2001. He previously served as our Chief Vision Officer (formerly, Chief Growth Officer) from 2020 - 2022 and as the Tritium Group of companies’ Chief Executive Officer from 2001 to 2020. Dr. Finn received a Ph.D. in electrical engineering, B.S. degree in computer science, and B.E. degree in electrical engineering and computer systems from the University of Queensland, Australia. We believe Dr. Finn is qualified to serve on our board of directors because of his demonstrated business acumen and decades of experience leading our growth and building our global market presence.

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

B.Compensation

Compensation of Our Directors

The amount of compensation payable to all of our non-employee directors in the aggregate for service on our board of directors was set at a maximum of $1,700,000 for the calendar year ending December 31, 2022. Commencing with calendar year 2023, the maximum amount of compensation payable to all of our non-employee directors in the aggregate will be $950,000 per calendar year.

The amount of compensation paid, and benefits in kind granted, to our non-employee directors for the fiscal year ended June 30, 2023 is described in the table below. Amounts payable in Australian dollars have been converted into U.S. dollars using the exchange rate of 1.485292 U.S. dollars to Australian dollars for the period commencing on July 1, 2022 and ending on June 30, 2023. During the fiscal year ended June 30, 2023, Ms. Hunter was also a member of our board of directors, but did not receive any additional compensation for her service as a director in addition to the compensation that she received as an employee. During our fiscal year ended June 30, 2023, Dr. Finn served as our Chief Vision Officer and as a director from July 1, 2022 until December 14, 2022 and as a non-employee director from December 14, 2022 onwards. All compensation paid by us to Ms. Hunter and Dr. Finn in their capacity as an employee is set forth below under the section entitled Item 6.B “Compensation of Our Executive Officers”.

	Cash-Based Payments(1)			Share-Based Payments
	Annual Retainers	Board Committee	Board Committee	Initial Equity	Annual Equity
	($)	Chair ($)	Member ($)	Grant ($)(2)	Grant ($)(2)	Total ($)
Robert Tichio	65,000	10,000	10,000	—	34,261	119,261
Trevor St. Baker AO	65,000	10,000	—	—	33,792	108,792
Kenneth Braithwaite	65,000	—	10,000	—	86,193	161,193
David Finn(3)	32,500	—	2,500	—	6,973	41,973
Edward Hightower	60,000	—	27,500	—	91,355	178,855
Adam Walker	65,000	10,000	—	131,609	160,664	367,273
(1)	Amounts reflect annual retainers and, as applicable, committee chair and member retainers earned for the fiscal year ended June 30, 2023.
(2)	Amount reflects the value of the rights to receive Ordinary Shares or cash, based on specified performance factors (“Performance Rights”) granted to our non-employee directors during the fiscal year ending June 30, 2023, calculated based on the closing price of the Ordinary Shares underlying the Performance Rights as reported by the Nasdaq as of the applicable grant date. Performance Rights were granted under the Tritium DCFC Limited Long Term Incentive Plan (the “LTIP”). A summary of the terms of this plan is set out in the section entitled “Long Term Incentive Plan.” Each Performance Right is a conditional right to acquire one fully paid Ordinary Share or to be paid a cash payment in lieu of one Ordinary Share (subject to adjustment in accordance with the LTIP).

Performance Rights granted as an ‘Initial Equity Grant’ vested on the date of grant, subject to continued service of the non-employee director on the vesting date. Performance Rights granted as an ‘Annual Equity Grant’ are for services rendered to Tritium during a calendar year (with the first ‘Annual Equity Grant’ being for services rendered to Tritium for the calendar year ending December 31, 2022). On the last day of the calendar year ending December 31, 2023, 100% of the total number of Performance Rights granted to a non-employee director for that calendar year will vest for services rendered in arrears for the calendar year, subject to the non-employee director’s continued service through the calendar year.

(3)	The amounts shown in the table for Dr. Finn reflect only the amounts paid to him in respect of his service as a director during the period between December 14, 2022 and June 30, 2023.

Compensation of Our Executive Officers

Throughout the year we sought external market data in the assessment of executive compensation. Executive compensation decisions are made by our board of directors based on recommendations made by our compensation committee. Our compensation committee reviews executive compensation arrangements and recommends to our board of directors any adjustments that it believes are appropriate in structuring our executive compensation arrangements.

The amount of compensation paid, and benefits in kind granted, to our executive officers for the fiscal year ended June 30, 2023 is described in the table below. Amounts payable in Australian dollars have been converted into U.S. dollars using an exchange rate of 1.485292 U.S. dollars to Australia dollars for the period commencing July 1, 2022 and ending on June 30, 2023.

				Post-Employment	Share-Based
		Short-Term Benefits		Benefits	Payments
		Salary & Fees(1)	Other(2)	Superannuation(3)	Shares(4)	Total
		($)	($)	($)	($)	($)
Jane Hunter	Chief Executive Officer	520,016	224,394	17,029	468,293	1,229,732
Robert Topol	Chief Financial Officer	346,154	250,001	—	422,568	1,018,722
Glen Casey	Chief Operating Officer	390,706	131,792	17,029	133,222	672,749
David Finn(5)	Chief Vision Officer	96,398	8,248	8,514	—	113,160
Michael Hipwood (6)	Former Chief Financial Officer	48,851	67,327	4,257	—	120,435
(1)	‘Salary and Fees’ represents the actual salary amounts paid to executive officers in the fiscal year ending June 30, 2023.
(2)	‘Other’ represents fringe benefits on contractual obligations such as vehicle or travel payments, tax advice, memberships and bonuses earned by the executive officers for the fiscal year ending June 30, 2023 and other fringe benefits provided to the executive officers. The breakdown of the ‘Other’ benefits is as follows:

		Other –
		Advice &
	Bonus	Memberships	Total
	($)(a)	($)	($)
Jane Hunter	224,124	270	224,394
Robert Topol	250,001	—	250,001
Glen Casey	105,535	26,257	131,792
David Finn	—	8,248	8,248
Michael Hipwood	67,327	—	67,327
(a)	Our executive officers are eligible to earn an annual bonus, in the form of both cash and shares, determined and payable on a calendar year basis, based on achievement of key performance indicators that are a balance of financial and non-financial measures that have been determined as critical to supporting the execution of our strategy. These measures are set by our board of directors and our compensation committee assesses and determines the bonus amount payable which is then approved by our board of directors. Amounts presented in this column reflect annual bonuses earned for calendar year 2022 and paid in April 2023.
(3)	‘Superannuation’ represents the statutory superannuation entitlement of the executive officers for the fiscal year ending June 30, 2023 in accordance with the Superannuation Guarantee Administration Act 1992 (Cth).
(4)	‘Shares’ represents the value of the Ordinary Shares expensed, based on the fair value of an Ordinary Share on the date of the grant using an option pricing model, granted to the executive officers during the fiscal year ending June 30, 2023 under our Loan Funded Share Plan (“LFSP”). A summary of the terms of the LFSP is set out in the section below entitled Item 6.B “Loan Funded Share Plan”.

‘Shares’ also represents the value of the Performance Rights granted to our executive officers during the fiscal year ending June 30, 2023, calculated based on the closing price of the Ordinary Shares underlying the Performance Rights aa reported by the Nasdaq as of the applicable grant date. These Performance Rights were granted under our LTIP and the performance measurement for these awards is service based. Each Performance Right is a conditional right to acquire one fully paid Ordinary Share or to be paid a cash payment in lieu of one Ordinary Share (subject to adjustment in accordance with the LTIP).

The value of these awards is set forth in the following table:

	Performance-
	Based Awards	Total
	($)	($)
Jane Hunter	468,293	468,293
Robert Topol	422,568	422,568
Glen Casey	133,222	133,222
David Finn	—	—
Michael Hipwood	—	—
(5)	On December 14, 2022, Dr. Finn’s employment as our Chief Vision Officer terminated. Dr. Finn continues to serve on our board of directors as a non-employee director. The amounts shown in the table for Dr. Finn reflect only the amounts paid to him in respect of his employment with the Company for the period between July 1, 2022 and December 14, 2022.
(6)	On September 24, 2022, Mr. Hipwood’s employment with the Company terminated.

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

In addition, our directors have approved the allocation of up to such number of our Ordinary Shares as is equal to 10% of the total number of issued Ordinary Shares upon consummation of the Business Combination, with such allocation consisting of the following:

●	N class shares in Tritium Holdings, which as at June 30, 2021 had already been issued by Tritium Holdings to eligible participants under the LFSP. Upon the consummation of the Business Combination, Tritium Holdings shareholders exchanged these N class shares in Tritium Holdings for Ordinary Shares outstanding under the LFSP, which made up approximately 5.7% of the total number of issued Ordinary Shares upon consummation of the Business Combination; and
●	Ordinary Shares, which are available for grant and issuance to eligible participants under our LTIP. Of this remaining portion of the 10% allocation, all allocation equal to up to 1% of the total number of issued Ordinary Shares upon the consummation of the Business Combination is only eligible for issuance under the LTIP to those persons who were employed by the Tritium Group on or before the consummation of the Business Combination (“Backwards Looking Allocation”), and a further allocation equal to 1% of the total number of issued Ordinary Shares upon the consummation of the Business Combination is eligible for issuance in connection with forward-looking (after the date of the Business Combination) long-term incentives and new hires. Offers of performance rights under our LTIP were made to eligible persons on June 23, 2022, June 27, 2022 and July 15, 2022 in connection with the Backwards Looking Allocation. Approximately 305 eligible persons accepted their offer of performance rights in connection with the Backwards Looking Allocation with an aggregate fair value of US$8,196,975, (based on the closing price of Ordinary Share on the acceptance date). The performance rights vested on October 14, 2022. Upon vesting and exercise, one Ordinary Share will be allocated for each performance right that vests and is exercised, subject to the rules of the LTIP.

Loan Funded Share Plan

We maintain the LFSP. Prior to the consummation of the Business Combination, the LFSP provided eligible participants in the LFSP (“LFSP Participants”) with an opportunity to acquire N class shares in Tritium Holdings using an interest free loan provided by Tritium Holdings.

Following the consummation of the Business Combination, we have not made, and will not make, any new grants under the LFSP. In addition, following the Business Combination, the terms of the LFSP were amended so that those loans that existed immediately prior to consummation of the Business Combination remained outstanding and their repayment obligations became linked to the LFSP Participant’s Ordinary Shares received in exchange for their N class shares in Tritium Holdings on consummation of the Business Combination (“LFSP Shares”). All loans held by our executive officers and directors under the LFSP were either repaid or forgiven in full prior to the Business Combination. As of June 30, 2023, loans totaling approximately A$9,753,652 remain outstanding under the LFSP.

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

A LFSP Participant may voluntarily repay some or all of the loan at any time. Relevantly, the loan will become immediately repayable on: (i) the date which is 7 years from the date of an issue of shares under the LFSP and attract interest at the RBA Target cash rate + 3% compounding daily until repaid; (ii) an insolvency event in respect of Tritium; (iii) the LFSP Participant entering bankruptcy, as defined in section 5 of the Bankruptcy Act 1966 (Cth); (iv) death of the LFSP Participant; or (v) an accelerated repayment event. An accelerated repayment event is the occurrence of any of the following (i) termination of the LFSP Participant’s employment due to poor or non-performance or misconduct; (ii) the board of directors of Tritium determining that the LFSP Participant has consistently failed to meet their duties or engaged in serious misconduct; engaged in conduct which brings the directors, shareholders or Tritium into disrepute; knowingly acted in a manner which is likely to impair the reputation, value and goodwill of Tritium; disposed of any LFSP shares; or engaged in conduct that the board of directors determine justifies an accelerated repayment date. If the accelerated repayment event is the disposal of LFSP Shares, the obligation on the LFSP Participant is to repay such proportion of the loan as represents the proportion of LFSP Shares disposed of by the LFSP Participant. An LFSP Participant must give at least two business days’ notice of an intention to sell or otherwise dispose of any of its LFSP Shares.

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

The number of shares to be issued as payment of a participant’s benefit was calculated by reference to the $10 issue price at the consummation of the Business Combination which is the date at which the shadow equity scheme benefit amount vested and was determined. As of the date of this Annual Report, 2,103,126, Ordinary Shares have been issued in order to settle outstanding benefits under the shadow equity scheme (net of applicable withholdings), with no additional Ordinary Shares expected to be issued in order to settle the remaining outstanding benefits under the shadow equity scheme (net of applicable withholdings).

Following the consummation of the Business Combination, no new awards will be granted under the shadow equity scheme.

Long Term Incentive Plan

We maintain the LTIP in order to facilitate the grant of equity incentive awards to our directors, employees (including executive officers) and consultants and certain of our affiliates and to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. The terms of the LTIP are set out below.

The LTIP is designed to attract and retain employees, and to provide additional incentive to eligible participants in the LTIP (“Participants”) to promote our success. No grants under the LTIP were made prior to the consummation of the Business Combination.

Participants in the LTIP may include any director, employee, contractor or other person determined by our directors as being eligible to participate in the LTIP.

Our directors may, from time to time, in their absolute discretion, make an offer to any Participant for the following types of awards:

●	Ordinary Shares;
●	options to subscribe for Ordinary Shares (“Options”);
●	rights to be paid a cash amount determined by the price of Ordinary Shares at a specified time or the movement in price over a period of time (“Incentive Rights”);
●	ability to subscribe for Ordinary Shares that are subject to restrictions, including on transfer, until specified conditions are satisfied (“Restricted Shares”); or
●	Performance Rights,

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

Our directors determine the terms and conditions of each Award, including:

●	the type of Award;
●	the number or value of Ordinary Shares or other consideration subject to the Award;
●	the manner in which the eligible participant may accept or reject the invitation and the latest date by which the invitation must be accepted;
●	if the Award is an Option, the exercise price of the Option; and
●	any vesting conditions, including service and/or performance conditions.

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

Our board of directors may modify or supplement the terms of the LTIP with respect to Awards granted to non-Australian participants in order to reflect applicable law, for administrative convenience or such other factors as our board of directors may determine.

ESPP

The Tritium DFC Limited Amended and Restated 2023 Employee Stock Purchase Plan (“ESPP”) was adopted by our Board on December 7, 2022, and subsequently amended and restated on April 1, 2023.

The purpose of the ESPP is to enable eligible employees of the Company and certain of its subsidiaries to use payroll deductions to purchase Ordinary Shares and thereby acquire an ownership interest in the Company. The ESPP is not intended to qualify as an “employee stock purchase plan” meeting the requirements of Section 423 of the Internal Revenue Code. The first offering period under the ESPP began on April 1, 2023.

The material terms of the ESPP are summarized below.

Administration. The ESPP is administered by the Compensation Committee, which, unless otherwise determined by the Board, will consist solely of two or more members of the Board, each of whom is intended to qualify as a “non-employee director” as defined by Rule 16b-3 of the Exchange Act and an “independent director” under the applicable exchange rules. The Compensation Committee may delegate administrative tasks under the plan to agents and/or employees of the Company to assist in the administration of the ESPP.

Ordinary Shares Reserved for Issuance. The maximum number of Ordinary Shares available for issuance under the ESPP is equal to 700,000 Ordinary Shares, subject to adjustment.

Eligibility. The plan administrator may designate certain of our subsidiaries as participating subsidiaries in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator.

As of June 30, 2023, approximately 818 employees were eligible to participate in the ESPP, including all of our executive officers and the Company has designated three non-US subsidiaries as participating subsidiaries in the ESPP.

Offering and Purchase Periods. The ESPP offers eligible employees the ability to purchase Ordinary Shares at a discount to the trading price of our Ordinary Shares during certain offering periods designated by the plan administrator. Each offering period will be successive 12-month periods commencing on each April 1 and each October 1 to occur during the term of the ESPP. Each offering period will consist of two six-month purchase periods. Unless otherwise determined by the administrator, the six-month purchase periods will (i) commence on April 1 and end on September 30 and (ii) commence on October 1 and end on March 31. Eligible employees may not participate in more than one offering period at a time, and no eligible employee participating in an offering period may participate in any subsequent offering period that commences prior to the completion of the former offering period.

Method of Participation. Participants in the ESPP may generally elect to contribute and apply to the purchase of Ordinary Shares between 1% and 10% of the participant’s eligible compensation per payroll period within an offering period, provided that employees may not contribute more than $25,000 per calendar year. Any funds that are not used to purchase shares during a purchase period will be carried forward to the next purchase period unless the participant has elected to withdraw from the plan or has ceased to be eligible to participate in the plan. In addition, no individual participant may purchase more than 10,000 Ordinary Shares during any offering period or more than 5,000 Ordinary Shares during any purchase period.

A participant’s payroll deduction authorization will remain in effect for subsequent offering periods unless the participant becomes ineligible to participate in the ESPP or delivers a different election to the Company within the time specified by the administrator. A participant may cancel his or her payroll deduction authorization and elect to withdraw from the ESPP in accordance with the ESPP.

Share Purchases. Under the ESPP, Ordinary Shares are purchased on each exercise date occurring during an offering period, subject to the limitations set forth in the ESPP. The exercise dates for each offering period will be the last trading day of each of the two purchase periods occurring such the offering period. Unless a participant has previously canceled his or her participation in the ESPP and elected to withdraw all of the funds then credited to his or her ESPP account or the participant’s employment terminates prior to the exercise date, an amount equal to the amount credited to his or her ESPP account will be used to purchase the maximum number of whole Ordinary Shares that can be purchased based on the amount credited to such participant’s account on the exercise date, subject to individual and aggregate share limitations under the applicable offering and purchase periods established by the plan administrator, at the purchase price in effect for that exercise date.

Purchase Price. The exercise price per Ordinary Share applicable to purchases during each offering period under the ESPP will be 85% of the lower of (i) the volume weighted average per-share price over a five trading-day period (the “Volume-Weighted Average Price”) ending on the last trading day immediately preceding the start of the offering period or (ii) the Volume-Weighted Average Price per share ending on the trading day immediately preceding the last trading day of the purchase period.

Termination of Eligibility. If a participant ceases to be an eligible employee for any reason during an offering period, he or she will be deemed to have elected to withdraw from the ESPP and any option to purchase Ordinary Shares then held by the participant will be canceled and any amounts credited to the participants ESPP account will be returned to the participant, without interest, as soon as practicable thereafter.

Amendment and Termination of the ESPP. Our Board has the right to amend, suspend or terminate the ESPP at any time and from time to time to the extent that it deems advisable. However, without the approval of the Company’s stockholders, the Board may not amend the ESPP in any manner that requires the approval of the Company’s stockholders under applicable law or applicable stock exchange rules or regulations. The plan administrator may also modify or amend the ESPP to reduce or eliminate any unfavorable financial accounting consequences that may result from the ongoing operation of the ESPP.

Effective Date and Term. The ESPP became effective on April 1, 2023. Unless earlier terminated, the ESPP will terminate upon the expiration of the purchase period during which the tenth anniversary of the date of the Board’s initial adoption of the ESPP occurs (the “expiration date”). The purchase period during which the expiration date occurs will continue in effect until such purchase period expires, but no new offering periods or purchase periods will commence on or following the expiration date.

Corporate Transactions. In the event of a proposed liquidation or dissolution of the Company, the offering period then in progress will be shortened by setting a new exercise date to occur prior to the consummation of the proposed liquidation or dissolution and will terminate immediately prior to such consummation. In the event of a proposed merger or sale of all or substantially all of the Company’s assets, each outstanding option will be assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity. In the event that such option is not assumed or substituted, any offering periods then in progress will be shortened by setting a new exercise date to occur prior to the date of the proposed sale or merger.

In the event of any stock dividend, stock split, combination or reclassification of shares or any other increase or decrease in the number of Ordinary Shares effected without receipt of consideration, the plan administrator will equitably adjust the number of shares authorized for issuance and the number and purchase price of shares subject to unexercised options under the ESPP to prevent the dilution or enlargement of benefits under the ESPP and outstanding awards as a result of such event.

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

Tritium Australia can terminate Ms. Hunter’s employment with 12 months’ notice or payment in lieu, with payment subject to compliance with Chapter 2D of the Corporations Act and any other applicable law and, to the extent permissible, calculated as follows: if employment is terminated for a reason other than due to serious misconduct or wilful neglect in the discharge of her duties Tritium Australia must pay Ms. Hunter: 12 months base salary (calculated on the base salary as at the effective termination date), plus one year’s short term incentive (calculated at 100% of the total possible short term incentive for the full short term incentive year as at the effective termination date), plus accelerated vesting of unvested long term incentives (for the avoidance of doubt, no additional awards under the LTIP will be offered or granted to Ms. Hunter pursuant to her employment agreement on and from the time notice of termination is given). If Ms. Hunter’s employment is terminated by Tritium Australia due to serious misconduct or wilful neglect in the discharge of her duties, Tritium Australia will pay to Ms. Hunter all wages and entitlements up to and including the termination date.

Upon any change of control (including an acquisition of legal or equitable ownership of 51% or more in another company or a change to a majority of the Board excluding directors elected by a majority of incumbent directors) or a Good Reason taking effect during the term (or a change of control taking effect within 12 months after or 6 months prior to involuntary termination of Ms. Hunter’s employment other than due to serious misconduct or wilful neglect in the discharge of her duties), Tritium Australia must, subject to compliance with Chapter 2D of the Corporations Act and any other applicable law, pay Ms. Hunter to the extent permissible, an amount equal to 18 months base salary (calculated on the base salary as at the effective date of the event), short term incentive for the full short term incentive year (calculated at 100% of the total possible short term incentive for the full year short term incentive year, multiplied by 1.5 as at the effective date of the event) and accelerated vesting of unvested long term incentives (for the avoidance of doubt, no additional awards under the LTIP will be offered or granted to Ms. Hunter on and from the time of the event).

Pursuant to her employment agreement, Ms. Hunter is entitled to receive annual fixed remuneration of $507,641 (exclusive of superannuation). Ms. Hunter is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth) up to the maximum contribution cap.

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

Ms. Hunter is eligible to receive a short-term incentive each year equal to her base salary (exclusive of superannuation). Of that short term incentive, 50% is guaranteed and 50% will be based on the Board’s assessment of individual performance against key performance indicators established by the Board. The Board may decide to pay the short-term incentive in cash or up to a maximum of 50% in cash-equivalent performance rights for Ordinary Shares and the remainder in cash. The number of performance rights offered to Ms. Hunter (if any) will be based on Ms. Hunter’s short-term incentive entitlement, divided by the market price of an Ordinary Share. The market price of an Ordinary Share will be calculated by reference to the volume weighted average price for the 20 days preceding January 1 of the following year. Once these performance rights have vested, Ms. Hunter will be entitled to request the date on which Ordinary Shares are issued by Tritium to Ms. Hunter in settlement of these vested performance rights. Ms. Hunter was awarded a short-term incentive (STI) of US$444,141 in April 2023 for services rendered to Tritium Australia from January 1, 2022 to December 31, 2022. This award was equal to 90% of Ms. Hunter’s maximum STI opportunity. 50% of this award, amounting to $222,071 was paid in cash and was subject to normal tax withholdings, and 50% was awarded as 146,729 Performance Rights.

In consideration of the services to be rendered under Ms. Hunter’s employment agreement, on January 1, 2023, Ms. Hunter received an equity grant of 502,157 performance rights for Ordinary Shares with a total gross value of 160% of base salary (“Initial Hunter Grant”). The number of performance rights offered to Ms. Hunter under the Initial Hunter Grant was based on 160% of her base salary, divided by the market price of an Ordinary Share. The market price of an Ordinary Share was calculated by reference to the volume-weighted average price of Ordinary Shares for the 20 days preceding January 1, 2023. The performance rights issued under the Initial Hunter Grant will vest in three equal tranches with the first tranche vesting upon issuance and the remaining tranches vesting on January 1 of each of 2024 and 2025. Once the performance rights issued under the Initial Hunter Grant have vested, Ms. Hunter will be entitled to request the date on which shares are issued by Tritium to Ms. Hunter in settlement of these vested performance rights. The Initial Hunter Grant will otherwise be subject to the rules of the LTIP. Ms. Hunter shall also receive annual equity grants on the anniversary date of the Initial Hunter Grant with a target value equal to 160% of base salary (“Additional Hunter Grants”). The number of performance rights offered to Ms. Hunter under the Additional Hunter Grants will be based on 160% of her base salary, divided by the market price of an Ordinary Share. The market price of an Ordinary Share will be calculated by reference to the volume-weighted average price of Ordinary Shares for the 10 days preceding January 1, each year from 2024 onwards. Once the performance rights issued under the Additional Hunter Grants have vested, Ms. Hunter will be entitled to request the date on which Ordinary Shares are issued by Tritium to Ms. Hunter in settlement of these vested performance rights at any time prior to the seventh anniversary of the vesting date; provided, that if Ms. Hunter does not request settlement of such vested performance rights prior to the seventh anniversary of the applicable vesting date, such performance rights shall automatically be exercised and settled. The Additional Hunter Grants will otherwise be subject to the rules of the LTIP. Ms. Hunter is also entitled to a bonus of performance rights for 50,000 Ordinary Shares for services rendered from July 1, 2021 to December 31, 2021. Once these performance rights have vested, Ms. Hunter will be entitled to request the date on which shares are issued by Tritium to Ms. Hunter in settlement of these vested performance rights as noted above.

Ms. Hunter’s employment agreement contains customary confidentiality provisions, as well as non-compete restrictions (effective during employment and for up to six months thereafter) and non-solicitation restrictions (effective during employment and for up to twelve months thereafter).

Glen Casey, Employment Agreement

Glen Casey commenced as Chief Operating Officer on March 7, 2022. The term of Mr. Casey’s employment will expire on February 28, 2024 unless it is extended at the written request of Mr. Casey before August 31, 2023. Under his employment agreement, either Mr. Casey or Tritium Australia can terminate Mr. Casey’s employment by giving the other party six months’ notice in writing or by Tritium Australia making payment in lieu of Mr. Casey’s notice period. Tritium Australia may terminate Mr. Casey’s employment without notice where he commits any serious misconduct or wilful neglect in the discharge of his duties.

Pursuant to his employment agreement, Mr. Casey is entitled to receive annual fixed remuneration of A$582,458 (exclusive of superannuation). Mr. Casey is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth) up to the maximum superannuation guarantee cap.

Mr. Casey received an equity grant of performance rights for Ordinary Shares with a total gross value of A$310,000 (“LTI Casey Grant”). The performance rights issued under the LTI Casey Grant will vest over a period of two years with 50% vesting each year. The LTI Casey Grant will be subject to the rules of the LTIP. If the term of Mr. Casey’s employment agreement is extended, Mr. Casey’s participation in the LTIP will be negotiated at that time.

Mr. Casey is eligible to receive a short-term incentive each year of 60% of his annual base salary (exclusive of superannuation). Of that short-term incentive, 50% is guaranteed and 50% will be based on the Board’s assessment of individual performance against key performance indicators established by the chief executive officer. The Board may decide to pay the short-term incentive in cash or up to a maximum of 50% in cash- equivalent performance rights for Ordinary Shares and the remainder in cash. Mr Casey was awarded a STI of US$212,396 for services rendered to Tritium from January 1, 2022 to December 31, 2022. This award was equal to 90% of Mr. Casey’s maximum STI opportunity. 50% of this award, amounting to US$106,198 was paid to Mr. Casey in cash in April 2023, and the remaining 50% was awarded as 56,884 Performance Rights.

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

Rob Topol, Employment Agreement

Mr. Topol entered into an employment agreement with Tritium Technologies, LLC which commenced on August 10, 2022, and has served as our Chief Financial Officer since September 25, 2022. The initial term of Mr. Topol’s employment will expire on August 10, 2025 (unless terminated earlier under the terms of his employment agreement). The term of Mr. Topol’s employment will be automatically renewed for additional one-year terms, unless either Mr. Topol or Tritium Technologies, LLC terminates Mr. Topol’s employment by giving the other party notice in writing not less than 60 days’ prior to the expiration of the term.

Under his employment agreement, Mr. Topol or Tritium Technologies, LLC may terminate Mr. Topol’s employment at any time, without any advance notice, for any reason or no reason at all. If Mr. Topol’s employment is terminated by Tritium Technologies, LLC for cause (including any material misconduct in the discharge of his duties; conviction of certain crimes; material breach of the employment agreement; wilful failure to implement or follow lawful and reasonable policy or directive of the chief executive officer or the Board; misfeasance or malfeasance; or his violation of company policy or procedure which is materially injurious to the company) then he will be paid all compensation to which he is entitled up until the date of his termination. If Mr. Topol’s employment is terminated by Tritium Technologies, LLC without cause or he resigns due to a material reduction in his title, responsibilities or salary or he no longer reports to the chief executive officer, Mr. Topol will be entitled to receive continued payment of his base salary for 6 months (less any applicable withholdings and any remuneration paid during that period due to employment or self-employment), payment of his short term incentive for the prior completed calendar year (less applicable withholdings), payment of his short term incentive for the calendar year during which his employment is terminated on a pro rata basis (less applicable withholdings) and, if Mr. Topol’s employment is terminated following August 10, 2024, an acceleration of his long term incentives on a pro rata basis. Mr. Topol’s employment will terminate automatically if he dies or becomes disabled and he (or his estate) will be entitled to receive payment of his short-term incentive for the prior completed calendar year (less applicable withholdings) and payment of his short-term incentive for the calendar year during which his employment is terminated on a pro rata basis (less applicable withholdings). Mr. Topol may terminate his employment by giving Tritium Technologies, LLC 90 days’ notice.

Pursuant to his employment agreement, Mr. Topol is entitled to receive annual fixed remuneration of $400,000 (less applicable withholdings). In addition, Mr. Topol received a one-time signing bonus of $50,000 (less applicable withholdings) issued as equity (“Signing Grant”) on September 10, 2022 and a signing bonus of $250,000 (less applicable withholdings) on February 10, 2023. Mr. Topol is eligible to receive a short-term incentive each year equal to 85% of his base salary. Of the short-term incentive, 100% will be based on the Board’s assessment of individual performance against performance goals and objectives established by the Board. Mr. Topol must remain employed through to the end of the calendar year in order to be eligible to receive the short-term incentive for that year. The Board may decide to pay the short-term incentive in either equity or cash (e.g., 70% cash and 30% equity). Mr. Topol was awarded a STI of US$120,723 for services rendered to Tritium from August 10, 2022 to December 31, 2022. This award was equal to 90% of Mr. Topol’s maximum STI opportunity and was awarded in the form of 79,766 Performance Rights.

In consideration of the services to be rendered under Mr. Topol’s employment agreement, on January 1, 2023, Mr. Topol received an equity grant of 330,366 performance rights for Ordinary Shares. The performance rights issued under the Initial Topol Grant will vest in three equal tranches on January 1 of each year, from 2024 onwards. Mr. Topol must remain employed through the applicable vesting date in order to remain eligible for vesting of the Initial Topol Grant. The Initial Topol Grant will otherwise be subject to the rules of the LTIP. Mr. Topol shall also receive annual equity grants with a target value equal to 125% of base salary (“Additional Topol Grants”). The number of performance rights offered to Mr. Topol under the Additional Topol Grants will be based on 125% of his base salary, divided by the market price of an Ordinary Share. The market price of an Ordinary Share will be calculated by reference to the volume-weighted average price of shares for the 20 days preceding the grant date. The Additional Topol Grants will otherwise be subject to the rules of the LTIP and the same terms and conditions of the Initial Topol Grant.

Mr. Topol’s employment agreement contains confidentiality provisions, as well as customer non-solicitation restrictions regarding use of trade secrets and/or confidential or proprietary information (effective on an ongoing basis after his employment) and employee non-solicitation restrictions (effective for up to twelve months after his employment).

David Finn, Employment Agreement

David Finn commenced as Tritium’s Chief Executive Officer in 2005. Dr. Finn was Chief Executive Officer until March 2020 when he became Chief Vision Officer (formerly, Chief Growth Officer) of Tritium. Dr. Finn resigned from his position as Chief Vision Officer on December 14, 2022 and transitioned from an executive director of the board of directors to a non-employee director at that time.

Pursuant to his former employment agreement, Dr. Finn was entitled to receive annual fixed remuneration of A$320,000 (exclusive of superannuation). Dr. Finn was entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth).

Dr. Finn’s employment agreement contained customary confidentiality provisions. Dr. Finn also entered into a separate non-compete agreement which contains non-compete restrictions effective for two years after termination of employment.

Michael Hipwood, Employment Agreement

Michael Hipwood commenced as the Chief Financial Officer in April 2019 and served in that role until his employment agreement terminated on September 24, 2022.

Pursuant to his former employment agreement, Mr. Hipwood was entitled to receive annual fixed remuneration of A$314,740 (exclusive of superannuation). Mr. Hipwood was entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth). In addition, Mr. Hipwood was entitled to an A$15,000 per annum vehicle allowance or provision of an electric vehicle.

Mr. Hipwood also received one-time retention bonus of A$100,000, which was paid on September 14, 2022.

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

C.Board Practices

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

Our Indemnification and Insurance Obligations

Under the constitution, we must indemnify, and have indemnified, to the extent permitted by and subject to any applicable law, current and past directors and other executive officers of our company on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office in our company or a related body corporate. Each officer and director enter into a standard form of deed of indemnity when they start their service with the Company.

We may also, to the extent permitted by law, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each director and officer against any liability incurred by the director or officer as a result of their holding office in our company or a related body corporate.

Tritium has premium funding in place to pay for the Director and Officers Liability Insurance. The total Director and Officer annual insurance premium amount was approximately $1.46 million for fiscal year ending June 30, 2023.

Under the Corporations Act, a company or a related body corporate must not indemnify a person against any liabilities incurred as an officer or auditor of the company if it is a liability:

●	owed to the company or a related body corporate of the company;
●	for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of the Corporations Act; or
●	that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith.

In addition, a company or related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company if the costs are incurred in:

●	defending or resisting proceedings in which the person is found to have a liability for which they cannot be indemnified as set out above;
●	in defending or resisting criminal proceedings in which the person is found guilty;
●	in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found to have been established (except costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or
●	in connection with proceedings for relief to the person under the Corporations Act in which the Court denies the relief.

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

Our board of directors has adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
●	discussing with our independent registered public accounting firm their independence from our management;
●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
●	overseeing the financial reporting process and discussing with our management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
●	reviewing our policies on risk assessment and risk management;
●	reviewing related party transactions; and
●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of our board of directors, which is comprised of Messrs. Tichio, Braithwaite and Finn, of whom each of Messrs. Tichio and Braithwaite is independent under the applicable rules of the SEC and Nasdaq. Mr. Tichio serves as the Chairman of the committee. Our board of directors has adopted a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

The nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
●	evaluating the overall effectiveness of our board of directors and its committees; and
●	reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines and principles.

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

Compensation Committee

We have established a compensation committee comprised of Messrs. St Baker, Tichio, Braithwaite and Hightower, each of whom is independent under the applicable rules of the SEC and Nasdaq. Mr. St Baker serves as Chairman of the compensation committee.

Our board of directors has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and setting or making recommendations to our board of directors regarding the compensation of the Chief Executive officer our other executive officers;
●	reviewing and making recommendations to our board of directors regarding director compensation;
●	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

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

D.Employees

We strive to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse workforce. As of June 30, 2023, we had 818 employees and 183 contractors. Our workforce comprises the following departments and geographic locations:

	Australia	United States	Europe
	Headcount	Headcount	Headcount
Corporate Services	41	22	2
Customer Support	18	28	67
Engineering	137	0	2
Production/Operations	334	313	0
Sales	18	12	7
Total	548	375	78

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

In accordance with the requirements of the Australian Workplace Gender Equality Act 2012 (Act), Tritium Pty Ltd lodged its annual public report with the Workplace Gender Equality Agency (Agency). The report is publicly available through the company website www.tritiumcharging.com under the shareholders FAQs section.

E.Share Ownership

For information regarding the share ownership of Directors and officers, refer to Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders” included elsewhere in this Annual Report on Form 20-F. For information regarding our equity incentive plans, refer to Item 6 “Directors, Senior Management and Employees Compensation—Long Term Incentive Plan” included elsewhere in this Annual Report on Form 20-F.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares and our Warrants as of the date of this Annual Report on Form 20-F by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding Ordinary Shares;
●	each of our executive officers
●	each of our directors; and
●	all of our executive officers and directors as a group.

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

As of August 1, 2023, there were 160,784,558 Ordinary Shares issued and 10,441,503 Warrants issued. Unless otherwise indicated and subject to applicable community property laws, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Unless otherwise indicated, the address of each person named below is c/o Tritium DCFC Limited, 48 Miller Street, Murarrie, QLD 4172, Australia.

	Number of
	Ordinary	% of Ordinary	Number of	% of
	Shares	Shares	Warrants	Warrants
	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned(8)	Owned	Owned	Owned
5% or Greater Shareholders
Entities affiliated with St Baker Energy Holdings Pty Ltd(1)	38,891,972	24.19%	—	—
Varley Holdings Pty Ltd(2)	8,134,976	5.06%	—	—
Ilwella Pty Ltd(3)	10,678,271	6.64%	—	—
Executive Officers and Directors			—	—
Jane Hunter	1,088,782	*	—	—
Robert Topol	58,676	*	—	—
Dr. David Finn(4)	5,102,091	3.80%	—	—
Glen Casey	0	0	—	—
Robert Tichio(5)	1,170,799	*	—	—
Trevor St. Baker AO(1)	38,891,972	24.19%	—	—
Kenneth Braithwaite	37,500	*	—	—
Edward Hightower	37,500	*	—	—
Adam Walker	0	0	—	—
All current executive officers and directors as a group (9 persons)	47,387,320	29.48%	—	—
*	Less than one percent.
(1)	St Baker Energy Holdings Pty Ltd TR St Baker Energy Innovation Trust is the record holder of 36,059,986 Ordinary Shares, St Baker Family Foundation ATF The Trevor and Judith St Baker Family Foundation is the record holder of 2,639,834 Ordinary Shares and Sunset Power Pty Ltd ATF St Baker Family Trust is the record holder of 187,152 Ordinary Shares. Trevor St Baker, one of our Non-Executive Directors, serves as a director of St Baker Energy Holdings Pty Ltd, which serves as Trustee for St Baker Energy Innovation Trust. Mr. St Baker is a beneficiary of St Baker Energy Innovation Trust. The business address for St Baker Energy Innovation Trust is Level 11, 344 Queen Street, Brisbane, QLD 4000, Australia, Attn: Trevor St Baker. Mr. St Baker also serves as Trustee for Trevor and Judith St Baker Family Philanthropic Pty Ltd for Trevor and Judith St Baker Family Foundation and as Trustee for Sunset Power Pty Ltd. The business address for St Baker Family Foundation is Level 11, 344 Queen Street, Brisbane QLD 4000. The business address for Sunset Power Pty Ltd is Level 11, 344 Queen Street, Brisbane QLD 4000.
(2)	The amount shown and the following information is based on information provided by Varley Holdings Pty Ltd. The business address for this entity is 21 School Drive, Tomago, NSW 2322, Australia, Attn: Justin England.
(3)	The amount shown and the following information is based on the information provided by Ilwella Pty Ltd. The business address for this entity is L22, 56 Pitt St, Sydney, NSW 2000, Australia, Attn: Quentin Flannery.
(4)	Represents 5,102,091 Ordinary Shares held by Finnmax Pty Ltd, which serves as Trustee for Finn Family Trust and 36,325 Ordinary Shares to be issued to Dr. David Finn as stock-based compensation. Dr. David Finn is a beneficiary of the Finn Family Trust.
(5)	The address for this person is c/o 2744 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(6)	Unless otherwise indicated, beneficial ownership represents holdings as of August 1, 2023 based on information provided by holders or otherwise made available to the Company. The Company has not otherwise verified these amounts.

B.Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20-F, since June 30, 2022.

Transactions with Lordtown Motors

We have sold products to Lordstown Motors during the year ended June 30, 2023 at normal trading terms. Edward Hightower, a non-executive director of the Company, is also the president, chief executive officer and a director of Lordstown Motors. For the year ended June 30, 2023, (i) purchases from Lordstown Motors amounted to $ nil; (ii) hardware revenue to Lordstown Motors amounted to $0.03 million; (iii) payables to Lordstown Motors amounted to $ nil; and (iv) receivables from Lordstown Motors amounted to $ nil.

Transactions with Fast Cities

We have sold products to Fast Cities Australia Pty Ltd (“Fast Cities”) during the year ended June 30, 2023 at normal trading terms. The receivables due at the end of the period are payable within 30 days and are normal trade receivables. Trevor St Baker, a non-executive director of our Company, is also a director of Fast Cities. Additionally, Mr. St Baker is a beneficiary of the St Baker Energy Innovation Trust, which owns 100% of the shares of Fast Cities. For the years ended June 30, 2023 and 2022, (i) purchases from St. Baker Energy amounted to $0.3 million and $0.3 million, respectively (ii) hardware revenue to Fast Cities amounted to $7.2 million and $3.5 million, respectively, and (iii) payables to St. Baker Energy amounted to $0.1 million and $0.1 million respectively, and (iv) receivables from Fast Cities amounted to $0.2 million and $0.0 million, respectively.

Loans Payable to St Baker Energy

On November 18, 2022, an amendment deed was entered into under which the Facility A Lenders, among other matters, provided an extended time period for the effective date under the Accordion Facility to enable Sunset Power Pty Ltd as trustee of St Baker Family Trust to participate in the Accordion Facility as the accordion lender (“Accordion Lender”). The Accordion Lender provided a committed $10.0 million accordion loan against issue of loan notes by Tritium on November 25, 2022.

On December 23, 2022, Tritium Pty Ltd entered into a secured term loan facility with Sunset Power Pty Ltd as trustee of St Baker Family Trust (the “Term Facility Lender”), under which Tritium Pty Ltd borrowed an aggregate principal amount of $20.0 million (the “Term Loan Facility”). The outstanding balance of the Term Loan Facility at June 30, 2023 was $19.7 million.

On May 5, 2023, Tritium entered into the St Baker unsecured and subordinated loan agreement (the “Unsecured Facility – Sunset Power”), dated May 5, 2023 by and between Tritium and Sunset Power Pty Ltd as trustee of St Baker Family Trust, among other parties, and certain connected arrangements (as discussed in further detail in Part B of Item 8 below), under which we borrowed an aggregate principal amount of $35.0 million. The outstanding balance of the Unsecured Facility – Sunset Power as at June 30, 2023 was $30.5 million.

For additional information regarding the LNSA and the Accordion Facility, the Term Loan Facility and the Unsecured Facility – Sunset Power see Item 5. “Operating and Financial Review and Prospects—Liquidity” and “Capital Resources— Sources of Liquidity—Shareholder Loan”.

Loans Payable to Riverstone Energy Limited

On September 2, 2022, the existing $90.0 million senior debt facility from Cigna & Barings (the “CIGNA Refinance Loan 2022”) was refinanced and extended by $60.0 million to a $150.0 million facility pursuant to the Senior Loan Note Subscription Agreement (the “LNSA”) with HealthSpring Life & Health Insurance Company, Inc, Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L., Martello Re Limited, REL Batavia Partnership, L.P., and Riverstone Energy Limited (the “Facility A Lenders”). The CIGNA Refinance Loan 2022 also included an uncommitted accordion facility feature of up to $10.0 million (“Accordion Facility”). The outstanding balance related to Riverstone Energy limited as at June 30, 2023 was $8.7 million.

Compensation Agreements with Tritium’s Board Members and Senior Management

For a description of our compensation agreements with members of the Board and senior management, see Item 6. “Directors, Senior Management and Employees—Compensation.”

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

B.Significant Changes

A committed equity facility for up to $75.0 million has been established with B. Riley. The net injection of incremental capital will be used to fund working capital to accelerate production, further product development, and support operations around the world.

On September 2, 2022, the CIGNA Refinance Loan 2022 was refinanced and extended by $60.0 million to a $150.0 million facility (“Facility A”) pursuant to the LNSA with the Facility A Lenders. The LNSA has a 3-year term and 8.5% cash coupon supplemented with the issuance to the lenders or their affiliates of warrants for the purchase of our Ordinary Shares. On November 18, 2022, an amendment deed was entered into under which the Facility A Lenders, among other matters, provided an extended time period for the effective date under the Accordion Facility to enable Sunset Power Pty Ltd as trustee of St Baker Family Trust to participate in the Accordion Facility as the Accordion Lender. The Accordion Lender provided a committed $10.0 million accordion loan against issue of loan notes by Tritium on November 25, 2022. The Accordion Lender was issued warrants for the purchase of our Ordinary Shares. The Accordion Facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd and other Tritium subsidiaries, with security held on trust by CBA Corporate Services (NSW) Pty Limited as security trustee (“LNSA Security Trust”). The Accordion Lender and the Facility A Lenders are beneficiaries of the LNSA Security Trust.

The debt funding under the LNSA is subject to certain financial covenants and a Liquidity Reserve requirement of $25.0 million. Interest on borrowings for each Facility under the LNSA is subject to an interest rate of 8.50% per annum and accrued interest is payable quarterly, with any accrued but unpaid interest outstanding on the termination date thereof (or earlier date that the Facility (or Facilities, as applicable) under the LNSA are repaid) being payable on such date. The LNSA includes an exit fee in an amount equal to 2.5% of the principal amount of each loan note that is being repaid or prepaid.

On December 23, 2022 Tritium Pty Ltd entered into the Term Loan Facility with the Term Facility Lender, under which Tritium Pty Ltd borrowed an aggregate principal amount of $20.0 million to fund obligations under or in connection with specified purchase orders. The outstanding balance of the term loan at June 30, 2023 was $19.7 million. The term loan accrues interest at a rate of 9.50% per annum. Interest is to be paid in arrears on the last day of each interest period, any prepayment date and the final repayment date. The Term Loan Facility is secured through the security held under the LNSA Security Trust, subject to the terms of an intercreditor arrangement which regulates priority as between the Facility A Lenders and Accordion Facility Lender (as the LNSA lenders) and the Term Facility Lender. The borrowings under the Term Loan Facility are repaid through the fulfillment of specifically identified customer purchase orders.

On May 5, 2023, we entered into the Unsecured Facility – Sunset Power, under which we borrowed an aggregate principal amount of $35.0 million to fund working capital requirements. The outstanding balance of this unsecured facility as at June 30, 2023 was $30.5 million. The unsecured facility accrues interest at a rate of 12.0% per annum. Interest accrued capitalizes on each interest payment date occurring before the termination date and forms part of the loan. The unsecured facility is subject to the terms of an intercreditor arrangement under which the debt provided by Sunset Power Pty Ltd as trustee of St Baker Family Trust as the lender under this unsecured facility is subordinated to the LNSA Lenders. The loan terms allow Sunset Power Pty Ltd as trustee of St Baker Family Trust the right, on one occasion, to participate in a qualifying fundraising by providing a total aggregate amount of funding equal to the amount of the drawing by us under the unsecured facility. A qualifying fundraising occurs where we enter into agreements with one or more third parties to raise funds (whether by debt or equity or a combination of debt and equity) resulting in gross proceeds to us in excess of $25.0 million. In addition, from 120 days after drawdown of the loan if Sunset Power Pty Ltd as trustee of St Baker Family Trust has not participated in a qualifying fundraising, it shall have the right to elect to either (i) subscribe for our Ordinary Shares in one or more private placement transactions (provided aggregate subscription amounts do not exceed an amount equal to the amount of the drawing by us under the unsecured facility) or (ii) subscribe for redeemable preference shares in us with an aggregate subscription price equal to the amount of the drawing made by us under the unsecured facility and warrants for Ordinary Shares.

The loan terms allow Sunset Power Pty Ltd as trustee of St Baker Family Trust to nominate a board appointee as a non-executive director of Tritium from 120 days after drawdown of the loan and so long as Sunset Power Pty Ltd as trustee of St Baker Family Trust and its associated affiliates continue to hold in aggregate at least 15% of our total issued Ordinary Shares.

On May 5, 2023, we entered into the Unsecured Facility – O-CORP, under which we borrowed an aggregate principal amount of $5.0 million to fund working capital requirements. The outstanding balance of this unsecured facility as at June 30, 2023 was $4.4 million. The unsecured facility accrues interest at a rate of 12.0% per annum. Interest accrued capitalizes on each interest payment date occurring before the termination date and forms part of the loan. The unsecured facility is subject to the terms of an intercreditor arrangement under which the debt provided by O-CORP EV LLC as the lender under this unsecured facility is subordinated to the LNSA Lenders. The loan terms allow O-CORP EV LLC the right, on one occasion, to participate in a qualifying fundraising by providing a total aggregate amount of funding equal to the amount of the drawing by us under the unsecured facility. A qualifying fundraising occurs where we enter into agreements with one or more third parties to raise funds (whether by debt or equity or a combination of debt and equity) resulting in gross proceeds to us in excess of $25.0 million. In addition, from 120 days after drawdown of the loan if O-CORP EV LLC has not participated in a qualifying fundraising, it shall have the right to elect to either (i) subscribe for our Ordinary Shares in one or more private placement transactions (provided aggregate subscription amounts do not exceed an amount equal to the amount of the drawing by us under the unsecured facility) or (ii) subscribe for redeemable preference shares in Tritium with an aggregate subscription price equal to the amount of the drawing made by us under the unsecured facility and warrants for Ordinary Shares.

On September 12, 2023, we entered into the Preference Shares SPA with the Investors, pursuant to which we agreed to sell to the Investors in the Preference Shares Offering an aggregate of 26,595,745 Preference Shares convertible into Ordinary Shares, at an initial conversion price of $0.815 per share, subject to the terms of the Preference Shares SPA and related Schedule of Terms, including terms that may cause the conversion price to change and result in substantially more Ordinary Shares being issued upon conversion of the Preference Shares than initially expected.

On September 12, 2023, concurrently with entry into the Preference Shares SPA, we entered into the Financing Warrant Agreement Amendment, pursuant to which (i) the Financing Warrants vested and became immediately exercisable on September 12, 2023; (ii) the exercise price of the Financing Warrants outstanding was fixed at the price at $0.68 per share; and (iii) each holder of the Financing

Warrants agreed to exercise all outstanding Financing Warrants held by such holder immediately upon effectiveness of the Financing Warrant Agreement Amendment. The holders of the Financing Warrants delivered the notice to the Financing Warrant Agent pursuant to the Financing Warrant Agreement Amendment. Pursuant to the Notice, we issued 8,254,527 Ordinary Shares in consideration of the 1,173,372 issued and outstanding Financing Warrants.

On September 11, 2023, we terminated the B. Riley Facility, effective immediately.

See Note 15 to our consolidated financial statements included elsewhere in this document.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our Ordinary Shares commenced trading on Nasdaq on January 14, 2022 under the trading symbol “DCFC.” Our Warrants commenced trading on Nasdaq on January 14, 2022 under the symbol “DCFCW.” Prior to this, no public market existed for our Ordinary Shares or our Warrants.

B.Plan of Distribution

Not applicable.

C.Markets

Our Ordinary Shares commenced trading on Nasdaq on January 14, 2022 under the trading symbol “DCFC.”

Our Warrants commenced trading on Nasdaq on January 14, 2022 under the symbol “DCFCW.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

A copy of our Articles is incorporated by reference as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

C.Material Contracts

Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.Exchange Controls

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

E.Taxation

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

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	regulated investment companies and real estate investment trusts;
●	brokers, dealers or traders in securities;
●	traders in securities that elect to mark to market interested party transactions that require shareholder approval;

●	tax-exempt organizations or governmental organizations;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding Ordinary Shares and/or Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares and/or Warrants, as the case may be, being taken into account in an applicable financial statement;
●	persons that actually or constructively own 5% or more (by vote or value) of the Ordinary Shares;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow- through entities for U.S. federal income tax purposes (and investors therein);
●	U.S. Holders having a functional currency other than the U.S. dollar;
●	persons who hold or received Ordinary Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and
●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares and/or Warrants, as the case may be, that is for U.S. federal income tax purposes:

●	in individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the
●	United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

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

Subject to the discussions below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:

●	either (a) the Ordinary Shares are readily tradable on an established securities market in the United States, or (b) Tritium is eligible for the benefits of the Convention between the Government of the United States of America and the Government of the Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”);
●	Tritium is neither a PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Tritium in any taxable year in which the dividend is paid or the preceding taxable year;
●	the U.S. Holder satisfies certain holding period requirements; and
●	and certain other requirements are met.

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

●	the excess distribution or gain (including gain on a sale of disposition of Warrants) will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;
●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Tritium is a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Non-U.S. Holders

The section applies to Non-U.S. Holders of Ordinary Shares and Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares or Warrants that is not a U.S. Holder, including:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;
●	a foreign corporation; or
●	a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and Warrants to Non-U.S. Holders

Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Ordinary Shares and/or Warrants generally will not be subject to U.S. federal income taxation unless:

●	the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or
●	in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

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

Material Australian Tax Considerations

This section below provides a general summary of the Australian tax considerations generally applicable to Australian resident and non-Australian resident shareholders of Tritium with respect to the ownership and disposition of Ordinary Shares.

The comments in this section deal only with the Australian taxation implications of the ownership and disposition of Ordinary Shares if you hold your Ordinary Shares as investments on capital account.

These comments do not apply to you if you:

●	hold your securities as revenue assets or trading stock (which will generally be the case if you are a bank, insurance company or carry on a business of share trading); or
●	are assessed on gains and losses on the securities under the taxation of financial arrangements “TOFA” provisions in Division 230 of the Income Tax Assessment Act 1997.

The Australian taxation implications of holding and disposing of shares in Tritium will vary depending upon your particular circumstances. Accordingly, it should not be relied upon as taxation advice and you should seek and rely upon your own professional advice before concluding on the particular taxation treatment that will apply to you. Furthermore, the discussion below is based upon the Australian income tax laws, applicable case law, regulations and published rulings, determinations and statement of administrative practice of the Australian Taxation Office as at the date of this filing. During the period of ownership of the Ordinary Shares by Tritium Shareholders, the taxation laws of Australia, or their interpretation, may change (possibly with retroactive effect).

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

Taxation in respect of dividends on Ordinary Shares

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

Capital Gains Tax (“CGT”) Implications

Disposal of Shares

For Australian tax resident Tritium shareholders, who hold their Ordinary Shares on capital account, the future disposal of Ordinary Shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Ordinary Shares are disposed of. Tritium shareholders will derive a capital gain on the disposal of their shares in Tritium to the extent that the capital proceeds exceed the cost base of their Ordinary Shares.

A capital loss will be made where the capital proceeds are less than the reduced cost base of their Ordinary Shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.

Capital Proceeds

The capital proceeds should be equal to any consideration received by the Tritium shareholder in respect to the disposal of their Ordinary Shares.

Cost base of Ordinary Shares

The cost base of an Ordinary Share will generally be equal to the cost of acquiring the Ordinary Share, plus any incidental costs of acquisition and disposal (i.e., brokerage costs and legal fees). However, to the extent that a roll-over was obtained in relation to the acquisition of the Ordinary Shares under the Australian scrip for scrip rules, the cost base should be equal to the inherited cost base of the pre-existing shares (i.e., the original interests).

CGT Discount

The CGT discount may apply to Tritium shareholders that are Australian tax resident individuals, complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary Shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary Shares.

The impact of the scrip for scrip rollover provisions on the holding period should be considered at an individual shareholder level. However, it is expected that the acquisition date of the Ordinary Shares for the purposes of the CGT discount should be the acquisition date of the Tritium shareholder’s pre-existing shares.

The CGT discount is:

●	one-half if the Tritium shareholder is an individual or trustee: meaning only 50% of the capital gain will be included in the shareholder’s assessable income; and
●	one-third if the Tritium shareholder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in the shareholder’s assessable income.

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

Taxation in Respect of Dividends on Ordinary Shares

Non-Australian resident Tritium shareholders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their Tritium dividends.

Franked Dividends

As outlined above, Australia has a franking system wherein dividends can be franked and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e., Tritium). Dividends can be “fully franked”, “partially franked” or “unfranked”.

Dividends received by non-Australian resident Tritium shareholders which are franked should not be subject to Australian dividend withholding tax to the extent of the franking (i.e., if the dividend if fully franked, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.

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

GST

The acquisition or disposal of Ordinary Shares by a shareholder (who is registered or required to be registered for GST) will be classified as a “financial supply” for Australian GST purposes. Accordingly, Australian GST will not be payable in respect of amounts paid for the acquisition or disposal of Ordinary Shares.

No GST should be payable in respect of dividends paid to Tritium shareholders.

Subject to certain requirements, there may be a restriction on the entitlement of Tritium shareholders registered for GST to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Ordinary Shares (e.g., lawyer’s and accountants’ fees).

Stamp Duty

No stamp duty should be payable on the acquisition of Ordinary Shares.

F.Dividend and Paying Agents

Not applicable.

G.Statements by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Net loss attributable to shareholders is recognized in the Consolidated Statements of Operations and Comprehensive Loss when the foreign operation or net investment is disposed of.

For each entity, we determine the functional currency. Items included in the financial statements of each entity are measured using that functional currency. We use the step-by-step method of consolidation.

We do not enter into financial instruments to hedge our foreign currency exchange risk, but we may in the future.

See Tritium’s accompanying consolidated financial statements as of and for the full year ended June 30, 2023 included elsewhere in this Annual Report, including Note 1 thereto, for more information on foreign currency translation adjustments.

Inflation Risk

Inflation has increased the costs of our products. This has been offset by favorable foreign exchange rates and an increase in our sales price. We do not believe, however, that currently inflation has had a material effect on our business, financial condition or results of operations.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

ITEM 15.CONTROLS AND PROCEDURES

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

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of June 30, 2023.

(b)Management Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management evaluated the design and operating effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with management and directors of the Company’s authorization; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2023. Based on this evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of June 30, 2023 given the previously identified material weaknesses have not been remediated as of year end.

Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the JOBS Act.

Material Weaknesses

Our management have identified three material weaknesses in the design and operation of our internal control over financial reporting in connection with the preparation of our financial statements, as previously disclosed in our Annual Report on Form 20-F for the year ended June 30, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of June 30, 2023, the material weaknesses have not yet been remediated.

The material weaknesses referenced above are described below:

●	Lack of appropriately designed, implemented and documented procedures and controls at both entity level and process level to allow for Tritium to achieve complete, accurate and timely financial reporting. This is pervasive across the entity level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, revenue recognition processes, inventory existence processes, and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.
●	Segregation of duties has not been sufficiently established across the key business and financial processes. Given the size, nature of the organization, and the current structure of the finance function, a lack of segregation of duties applied to the key business and financial processes across the organization has been identified. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.
●	Lack of personnel with appropriate knowledge and experience relating to U.S. GAAP and SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to the Company being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with (i) the requisite knowledge and experience in the application of SEC financial reporting rules and regulations; and (ii) the appropriate expertise in the relevant U.S. accounting standards.

Remediation Status of Material Weaknesses

Since identifying the material weaknesses, we have been, and are currently in the process of, remediating each of these. We are still in the process of developing, implementing and embedding the enhanced processes and procedures throughout the organization, and testing the operating effectiveness of these improved controls. We plan to complete the remediation process as quickly as possible.

Material weakness related to lack of appropriately designed, implemented and documented procedures and controls at both entity level and process level.

We have made progress to address the underlying cause of this material weakness in hiring experienced compliance personnel to assist in the development of a comprehensive internal control framework that will be rolled out progressively across the business and key financial cycles. In addition, we have hired experienced financial reporting personnel and implemented new controls around account reconciliations, journal entries, revenue recognition processes and inventory existence processes in order to achieve complete, accurate and timely financial reporting.

Material weakness related to segregation of duties not being sufficiently established across the key business and financial processes

We have commenced a process to identify key systems and processes that require enhanced controls regarding segregation of duties, and to design and implement those required controls. Together with the hiring of additional personnel, we have also designed, and are in the process of implementing, an improved reporting structure within the finance function which will allow us to enhance segregation of duties controls to maintain an effective financial reporting process to address the risk of fraud or material misstatement.

Material weakness related to lack of personnel with appropriate knowledge and experience.

During the financial year, we have hired additional accounting and financial reporting personnel with knowledge and experience related to U.S GAAP and SEC reporting requirements. These hires, coupled with an increasing involvement of U.S based personnel familiar with these reporting requirements, have enabled the working practices to evolve positively towards an effective financial reporting process in accordance with accounting and reporting requirements under SEC rules and regulations.

While progress has been made to remediate the material weaknesses above, as of June 30, 2023, we are still in the process of developing, implementing and embedding the enhanced processes and procedures throughout the organization, and testing the operating effectiveness of these improved controls. We believe our actions will be effective in remediating the material weaknesses, and we continue to devote significant time and attention to these efforts. The material weaknesses will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective. Accordingly, the material weaknesses above are not remediated as of June 30, 2023.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm will not be required to provide an attestation report on management's assessment of our internal control over financial reporting until we are no longer an emerging growth company.

(d) Changes in Internal Control Over Financial Reporting

Other than the remediation efforts described above, being taken to address the material weaknesses, during the year ended June 30, 2023 there has been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.

[Reserved.]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.CODE OF ETHICS

We have posted our Code of Conduct and Ethics on our website www.tritiumcharging.com under the corporate governance section and will post any amendments to or any waivers from a provision of our Code of Conduct and Ethics on our website. We also intend to disclose any amendments to or waivers of certain provisions of our Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and Nasdaq.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers (“PWC”) acted as the independent registered public accounting firm of Tritium Holdings and Tritium for the fiscal year ended June 30, 2023 and June 30, 2022. The table below sets out the total amount incurred, for services performed in the years ended June 30, 2023 and June 30, 2022, and presents these amounts by category of service:

	Year ended	Year ended
	June 30,	June 30,
	2023	2022

	(in thousands)
Audit Fees	$1,149.0	$1,311.0
Audit-Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$0
Total	$1,149.0	$1,311.0

Audit Fees

Audit fees for the years ended June 30, 2023 and June 30, 2022 were related to the external audit of our consolidated financial statements and interim review services provided in connection with regulatory filings or engagements.

Audit-Related Fees

No other audit-related services for the years ended June 30, 2022 and 2023 have been performed.

Tax Fees

No tax services for the years ended June 30, 2022 and 2023 have been performed.

All Other Fees

No other services for the years ended June 30, 2022 and 2023 have been performed.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.CORPORATE GOVERNANCE

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

Under Nasdaq rules, U.S. domestic listed, non-controlled companies are required to have a majority independent board, whereas there is no requirement under Australian law for the board of a public company not listed on a prescribed market in Australia to consist of a specific number or proportion of independent directors (unless otherwise specified in the company’s constitution). In addition, Nasdaq rules require U.S. domestic listed, non-controlled companies to have a Compensation Committee and a Nominating and Corporate Governance Committee, each composed entirely of independent Directors, whereas there is no requirement under Australian law for a public company not listed on a prescribed market in Australia to establish any such committees (unless otherwise specified in the company’s constitution).

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

Nasdaq also requires that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt or materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its common stock (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding common stock (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control, whereas there is no requirement under Australian law for a public company not listed on a prescribed market in Australia to obtain shareholder approval for the adoption or revision of equity compensation plans or to issue securities (unless otherwise specified in the company’s constitution or unless the issue of securities would otherwise contravene applicable Australian takeover laws). We intend to follow home country law in determining whether shareholder approval is required.

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

Under Nasdaq listing standards, a foreign private issuer must:

●
 submit on Form 6-K an interim balance sheet and income statement as of the end of its second quarter, within six months of the end of the second quarter.
●
 make available to Shareholders an annual report containing the company’s financial statements within a reasonable period of time following the filing of the annual report with the SEC.

However, a foreign private issuer may follow its home country practice in lieu of certain requirements related to financial reporting under Nasdaq listing standards.

Issues of new shares

Subject to specific exceptions, the ASX Listing Rules apply to restrict a listed company from issuing, or agreeing to issue, more equity securities (including shares and options) in a 12-month period without the approval of shareholders, than the number calculated as follows:

 15% of the total of:

●
the number of fully paid ordinary shares on issue 12 months before the date of the issue or agreement; plus
●
 the number of fully paid ordinary shares issued in the 12 months under a specified exception; plus
●
 the number of partly paid ordinary shares share that became fully paid in the 12 months; plus
●
 the number of fully paid ordinary shares issued in the 12 months with shareholder approval; less
●
 the number of fully paid ordinary shares cancelled in the 12 months; less
●
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

●
 establishing or materially amending a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants without shareholder approval (with some timing exceptions for certain equity grants to induce employment subject exception); or
●
 issuing securities that may potentially result in a change of control of the company; or
●
 issuing any common stock or security convertible into common stock in connection with the acquisition of the stock or assets of another company, if any officer or director or Substantial Shareholder of the company has a 5% or greater interest (or if such persons collectively have a 10% or greater interest) in the company to be acquired or in the consideration to be paid; or
●
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

●
 it obtains the approval of shareholders and gives the benefit within 15 months after receipt of such approval; or
●
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

Acquisition and disposal of a substantial asset to a related party

The ASX Listing Rules prohibit a listed entity from acquiring a substantial asset (an asset the value or consideration for which is 5% or more of the entity’s equity interests) from, or disposing of a substantial asset to, certain related parties of the entity, unless it obtains the approval of shareholders. The related parties include directors, persons who have or have had (in aggregate with any of their associates) in the prior six-month period an interest in 10% or more of the shares in the company and, in each case, any of their associates. The provisions apply even where the transaction may be on arm’s length terms.

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

●
 enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company;
●
 associates;
●
 individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family;
●
 key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and
●
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

Significant transactions

Under the ASX Listing Rules, where a listed company proposes a significant change to the nature or scale of its activities or floats significant assets, it must provide full details to the ASX as soon as practicable. It must do so in any event before making the change. If the significant change involves the entity disposing of its main undertaking, the entity must get the approval of all holders of its ordinary shares and comply with any requirements of the ASX in relation to the notice of meeting, which must include a voting exclusion statement. Any agreement to dispose of its main undertaking must be conditional on the entity getting approval. A listed company must not dispose of a major asset without offer or approval for no offer.

Under Nasdaq listing standards, shareholder approval is prior to an issuance of securities in connection with:

●
the acquisition of the stock or assets of another company;
●
equity-based compensation of officers, directors, employees or consultants;
●
 a change of control; and
●
 transactions other than public offerings.

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

Rotation

The ASX Listing Rules require that:

●
 a director, other than the managing director and directors appointed to fill casual vacancies or as additions to the board, must not hold office past the third annual general meeting following the director’s appointment or three years, whichever is longer, without submitting himself or herself for re-elections; and
●
 directors appointed to fill casual vacancies or as additions to the board do not hold office (without re-election) past the next annual general meeting.

Nomination

Under Nasdaq listing standards, Director nominees must either be selected or recommended for the Board’s selection, either by:

●
Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or
●
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

The eight central principles are:

●
 lay solid foundations for management and oversight;
●
 structure the board to be effective and add value;
●
 instill a culture of acting lawfully, ethically and responsibly;
●
safeguard the integrity of corporate reports;
●
 make timely and balanced disclosure;
●
respect the rights of security holders;
●
 recognize and manage risk; and
●
remunerate fairly and responsibly.

Under Nasdaq listing standards Rule 5600 Series, Nasdaq has established Corporate Governance Requirements for all listed Companies. Companies are required to follow the published requirements, unless an applicable exemption exists. One such exemption allows a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, except that it must comply with:

●
 Notification of Noncompliance requirement (Rule 5625);
●
 Voting Rights requirement (Rule 5640);
●
 The Diverse Board Representation Rule (Rule 5605(f));
●
 The Board Diversity Disclosure Rule (Rule 5606);
●
 Having an audit committee that satisfies Rule 5605(c)(3) and ensure that members meet the independence requirement of Rule 5605(c)(2)(A)(ii).

For more information on our corporate governance practices, see Item 6. “Directors, Senior Management, and Employees—Board Practices—Corporate Governance Practices.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have provided consolidated financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers, auditor PCAOB ID: 1379, an independent registered public accounting firm, is included herein preceding the consolidated financial statements.

ITEM 19.EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date

1.1*	Constitution of Tritium DCFC Limited.	F-1	333-262681	3.1	July 8, 2022

2.1**	Description of Securities

2.2*	Specimen Ordinary Share Certificate.	F-1	333-262681	4.4	February 11, 2022

2.3*	Form of Schedule of Terms of Series A Convertible Redeemable Preference Shares	6-K	001-41226	4.1	September 18, 2023

4.1*	Business Combination Agreement, dated May 25, 2021 by and among Decarbonization Plus Acquisition Corporation II, Tritium Holdings Pty Ltd, Tritium DCFC Limited and Hulk Merger Sub, Inc.	F-4	333-259793	2.1	September 24, 2021

4.2*	First Amendment to the Business Combination Agreement, dated July 27, 2021 by and among Decarbonization Plus Acquisition Corporation II, Tritium Holdings Pty Ltd, Tritium DCFC Limited and Hulk Merger Sub, Inc.	F-4	333-259793	2.2	September 24, 2021

4.3*	Amended and Restated Registration Rights Agreement dated January 13, 2022, by and among Tritium DCFC Limited and the holders named therein.	6-K	001-41226	10.1	January 14, 2022

4.4*	Warrant Assignment and Assumption Agreement dated January 13, 2022, by and among Decarbonization Plus Acquisition Corporation II, Tritium DCFC Limited, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent.	6-K	001-41226	4.1	January 14, 2022

4.5*	Amended and Restated Warrant Agreement dated January 13, 2022, by and between Tritium DCFC Limited, Computershare Inc. and Computershare Trust Company N.A.	6-K	001-41226	4.2	January 14, 2022

4.6*	Sponsor Support Agreement, dated as of May 25, 2021, by and among Decarbonization Plus Acquisition Sponsor II LLC, Decarbonization Plus Acquisition Corporation II, Tritium DCFC Limited and Tritium Holdings Pty Ltd.	F-4	333-259793	10.1	September 24, 2021

4.7*	Commitment Agreement, dated as of May 25, 2021, by and among Decarbonization Plus Acquisition Corporation II, Tritium DCFC Limited and certain shareholders of Tritium Holdings Pty Ltd.	F-4	333-259793	10.2	September 24, 2021

4.8*	Termination Fee Side Letter, dated as of May 25, 2021, by and among Decarbonization Plus Acquisition Corporation II and certain shareholders of Tritium Holdings Pty Ltd.	F-4	333-259793	10.3	September 24, 2021

4.9*	Exit Notice, dated as of May 17, 2021.	F-4	333-259793	10.4	September 24, 2021

4.10*	Share Transfer Agreement.	F-1	333-262681	10.5	February 11, 2022

4.11*	Form of Lock-Up Agreement.	F-4	333-259793	10.6	September 24, 2021

4.12*	Loan Funded Share Plan of Tritium Holdings Pty Ltd.	F-4	333-259793	10.7	October 29, 2021

4.13*†	Tritium Technologies, LLC Shadow Equity Employee Plan	F-4	333-259793	10.8	October 29, 2021

4.14*†	Tritium Technologies B.V. Shadow Equity Employee Plan	F-4	333-259793	10.9	October 29, 2021

4.15*†	Tritium Pty Ltd Shadow Equity Employee Plan	F-4	333-259793	10.10	October 29, 2021

4.16*	Senior Loan Note Subscription Agreement, dated April 30, 2020, by and among Tritium Holdings Pty Ltd, Commonwealth Bank of Australia and the other parties named therein.	F-4	333-259793	10.12	October 29, 2021

4.17*	First Amendment Deed—Senior Loan Note Subscription Agreement, dated July 22, 2021, by and among Tritium Holdings Pty Ltd, Commonwealth Bank of Australia and the other parties named therein.	F-4	333-259793	10.13	October 29, 2021

4.18*	Shareholder Loan Agreement, dated May 5, 2020, by and between Tritium Holdings Pty Ltd and St. Baker Energy Holdings Pty Ltd.	F-4	333-259793	10.14	October 29, 2021

4.18.1*	Amendment Deed—St Baker Loan Agreement, dated January 21, 2022, by and between Tritium Holdings Pty Ltd, as borrower, Tritium Pty Ltd, as guarantor, and St Baker Energy Holdings Pty Ltd, as lender.	F-1	333-262681	10.14.1	February 11, 2022

4.19*†	Permanent Full-time Award Free Employment Contract, dated September 13, 2022, by and between Tritium Pty Ltd and Jane Hunter.	20-F	001-41226	4.19	September 22, 2022

4.20*†	Employment Agreement, dated September 17, 2021, by and between Tritium Pty Ltd and Michael Hipwood.	F-4	333-259793	10.16	December 16, 2021

4.21*†	Variation of terms of Employment Agreement with Michael Hipwood, dated May 27, 2022	F-1	333-262681	10.16.1	July 8, 2022

4.22*†	Variation of terms of Employment Agreement with Michael Hipwood, dated August 1, 2022	20-F	001-41226	4.22	September 22, 2022

4.23*†	Employment Agreement, dated May 4, 2012, by and between Tritium Pty Ltd and Dr. David Finn.	F-4	333-259793	10.17	December 16, 2021

4.24*†	Tritium DCFC Limited Incentive Plan.	F-1	333-262681	10.18	February 11, 2022

4.25*	Senior Loan Note Subscription Agreement, dated December 7, 2021, by and among Tritium Holdings Pty Ltd, Commonwealth Bank of Australia and the other parties named therein.	F-4	333-259793	10.21	December 16, 2021

4.25.1*	Senior Loan Note Subscription Agreement dated 7 December 2021 amongst, among others, HealthSpring Life & Health Insurance Company, Inc., Cigna Health and Life Insurance Company and Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L. and Tritium Pty Ltd (LNSA)—CP Waiver Letter.	F-1	333-262681	10.21.1	February 11, 2022

4.26*†	Form of Option Agreement.	6-K	001-41226	10.2	January 14, 2022

4.27*†	Form of Deed of Access, Insurance and Indemnity for Directors.	F-1	333-262681	10.23	February 11, 2022

4.28*†	Form of Deed of Access, Insurance and Indemnity for Officers.	F-1	333-262681	10.24	February 11, 2022

4.29*†	Form of Letter of Confirmation of Benefit under Tritium Technologies, LLC Shadow Equity Employee Plan.	F-1	333-262681	10.25	February 11, 2022

4.30*†	Form of Letter of Confirmation of Benefit under Tritium Technologies, B.V. Shadow Equity Employee Plan.	F-1	333-262681	10.26	February 11, 2022

4.31*†	Form of Letter of Confirmation of Benefit under Tritium Pty Ltd Shadow Equity Employee Plan.	F-1	333-262681	10.27	February 11, 2022

4.32*†	Amended and Restated Subscription Agreement, dated January 31, 2022, by and among the Registrant, DCRN and Palantir.	6-K	001-41226	10.1	February 8, 2022

4.33*	Intercreditor Deed, dated January 24, 2022, by and among the Original Obligors, the Original Senior Creditors and the Original Subordinated Creditors (each as defined therein).	F-1	333-262681	10.29	February 11, 2022

4.34*†	Maximum Term Full-time Employment Contract, dated February 3, 2022, by and between Tritium Pty Ltd and Glen Casey	F-1	333-262681	10.30	July 8, 2022

4.35*†	Executive Employment Agreement, dated August 10, 2022, by and between Tritium Technologies, LLC and Rob Topol	20-F	001-41226	4.37	September 22, 2022

4.36*	Deed of Cross Guarantee, dated July 4, 2022	20-F	001-41226	4.38	September 22, 2022

4.37*	Ordinary Shares Purchase Agreement, dated September 2, 2022, by and between the Company and B. Riley Principal Capital II, LLC.	6-K	001-41226	10.1	September 6, 2022

4.38*	Registration Rights Agreement, dated September 2, 2022, by and between the Company and B. Riley Principal Capital II, LLC.	6-K	001-41226	10.2	September 6, 2022

4.39*	Senior Loan Note Subscription Agreement, dated September 2, 2022, by and among the Company and the lenders party thereto	6-K	001-41226	10.3	September 6, 2022

4.40*	Subscription and Registration Rights Agreement, dated September 2, 2022, by and among the Company and the parties listed under Holder on the signature pages thereto	6-K	001-41226	10.4	September 6, 2022

4.41*	Warrant Agreement, dated September 2, 2022, by and among the Company, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company	6-K	001-41226	10.5	September 6, 2022

4.41.1*	Amendment No. 2 to Warrant Agreement, dated September 12, 2023	6-K	001-41226	10.3	September 18, 2023

4.42*	St. Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement	6-K	001-41226	99.1	May 5, 2023

4.43*	O-Corp – USD5,000,000 Unsecured and Subordinated Loan Agreement	6-K	001-41226	99.2	May 5, 2023

4.44*	Tritium DCFC Limited Amended and Restated 2023 Employee Stock Purchase Plan	S-8	333-270439	99.1	March 10, 2023

4.45*	Securities Purchase Agreement, dated September 12, 2023, by and among Tritium DCFC Limited and each of the investors thereto	6-K	001-41226	10.1	September 18, 2023

4.45.1*	Amendment No. 1 to Securities Purchase Agreement, dated September 12, 2023	6-K	001-41226	10.2	September 18, 2023

8.1**	List of Subsidiaries

12.1**	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2**	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1***	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2***	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1**	Consent of PricewaterhouseCoopers

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Previously filed.
**	Filed herewith.
***	Furnished herewith.
†	This document has been identified as a management contract or compensatory plan or arrangement.
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

Tritium DCFC Limited

Date: September 21, 2023	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer

These financial statements cover the consolidated entity consisting of Tritium DCFC Limited and its controlled entities (the “Group”) and are presented in United States Dollars.

The registered office and principal place of business is:

Tritium DCFC Limited

48 Miller Street

Murarrie Queensland 4172

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tritium DCFC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Tritium DCFC Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of shareholders’ deficit and of cash flows for each of the three years in the period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, has incurred recurring cash outflows from operating activities, has net current liabilities and a total shareholders’ deficit at June 30, 2023, and requires the ongoing support of its lenders and shareholders, meeting the conditions for release of the institutional investor funds from escrow, and obtaining additional capital in the short term to fund future operating cashflows, maintain minimum liquidity reserves and meet covenants, settle current liability obligations as they fall due, strengthen the Company's balance sheet, and fund any cash redemption requirements that may arise under the institutional investor convertible preference share facility. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers

Brisbane, Australia

September 21, 2023

We have served as the Company’s auditor since 2021.

Tritium DCFC Limited | Financial Statements

Consolidated Statements of Operations and Comprehensive Loss

For the years ended June 30, 2023, 2022 and 2021

		Year Ended	Year Ended	Year Ended
		June 30, 2023	June 30, 2022	June 30, 2021
	Note	$’000	$’000	$’000
Revenue
Hardware revenue – external parties	3(a)	167,965	69,243	32,299
Hardware revenue – related parties	3(a)	7,203	11,589	21,263
Service and maintenance revenue – external parties	3(a)	9,267	4,979	2,590
Software Revenue	3(a)	109	10	5
Total revenue		184,544	85,821	56,157
Cost of goods sold
Hardware – cost of goods sold		(182,986)	(83,740)	(55,188)
Service and maintenance - costs of goods sold		(5,641)	(3,778)	(2,873)
Total cost of goods sold		(188,627)	(87,518)	(58,061)
Selling, general and administration expense	4	(79,571)	(74,323)	(31,624)
Product development expense		(15,466)	(14,031)	(10,521)
Foreign exchange gain/(loss)		(4,344)	(4,208)	(1,436)
Total operating costs and expenses		(99,381)	(92,562)	(43,581)
Loss from operations		(103,464)	(94,259)	(45,485)
Other income (expense), net
Finance costs	5(a)	(27,867)	(18,136)	(8,795)
Finance costs - related parties	5(a)	(7,181)	—	—
Transaction and offering related fees	6	—	(6,783)	(4,794)
Fair value movements - derivatives and warrants	5(b)	16,977	(9,782)	(5,947)
Other income	3(b)	165	61	1,940
Total other expenses		(17,906)	(34,640)	(17,596)
(Loss) before income taxes		(121,370)	(128,899)	(63,081)
Income tax benefit expense	7	—	(20)	(11)
Net (loss)		(121,370)	(128,919)	(63,092)
Net (loss) per common share
Net (loss) per common share attributable to common shareholders	23	(121,370)	(128,919)	(63,092)
Basic and diluted – common stock	23	(0.78)	(1.02)	(0.58)
Basic and diluted – C shares		—	—	(0.58)
Weighted average shares outstanding
Basic and diluted – common stock		155,401,121	126,814,171	99,915,563
Basic and diluted – C shares		—	—	8,047,417
Comprehensive (Loss)
Net (loss)		(121,370)	(128,919)	(63,092)
Other comprehensive income / (loss) (net of tax)
Change in foreign currency translation adjustment		2,780	7,336	(136)
Total other comprehensive income / (loss) (net of tax)		2,780	7,336	(136)
Total comprehensive (loss)		(118,590)	(121,583)	(63,228)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As of June 30, 2023 and 2022

		As of	As of
		June 30, 2023	June 30, 2022
	Note	$’000	$’000
Assets
Cash and cash equivalents	8	29,421	70,753
Accounts receivable - related parties	9	237	16
Accounts receivable - external parties, net	9	43,389	30,541
Inventory	10	140,291	54,349
Prepaid expenses	11	3,745	4,873
Deposits	12	17,437	15,675
Total current assets		234,520	176,207
Property, plant and equipment, net	13	17,833	11,151
Operating lease right of use assets, net	20	22,823	24,640
Total non-current assets		40,656	35,791
Total assets		275,176	211,998

Liabilities and Shareholders’ Deficit
Accounts Payable	14	71,050	27,049
Transaction and offer related fees	1(p)	42,593	20,554
Borrowings	15	11,294	74
Related party borrowings	15	51,136	—
Contract liabilities	21	47,127	37,727
Employee benefits	17	2,997	2,653
Other provisions	19	3,343	27,623
Obligations under operating leases	20	3,770	4,020
Financial instruments – derivative	15	8,399	—
Other current liabilities	18	1,694	2,939
Warrants	16	11,627	12,340
Total current liabilities		255,030	134,979
Obligations under operating leases	20	22,588	25,556
Contract liabilities	21	5,798	2,231
Employee benefits	17	317	217
Borrowings	15	115,744	88,269
Related party borrowings	15/28	16,465	—
Other provisions	19	2,889	2,652
Total non-current liabilities		163,801	118,925
Total liabilities		418,831	253,904

Commitments and Contingent liabilities	26
Shareholders’ Deficit
Common stock, no par value, unlimited stock authorized at June 30, 2023, 160,036,639 shares issued (153,094,269 as of June 30, 2022); 142,007,286 shares outstanding as of June 30, 2023 (148,893,898 as of June 30, 2022)		243,065	227,268
Treasury shares, 3,715,688 as of June 30, 2023 (4,200,371 as of June 30, 2022)		—	—

Additional paid in capital		20,254	19,210
Accumulated other comprehensive income (loss)		6,420	3,640
Accumulated deficit		(413,394)	(292,024)
Total Shareholders’ deficit		(143,655)	(41,906)

Total Liabilities, and Shareholders’ deficit		275,176	211,998

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Deficit

For the years ended June 30, 2023, 2022 and 2021

								Accumulated
							Additional	Other
			Legacy Tritium		Treasury		paid-in	comprehensive	Accumulated	Total
	Common Stock		Class C Shares		Shares		capital	income (loss)	deficit	Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount
		$’000		$’000		$’000	$’000	$’000	$’000	$’000
Balance at June 30, 2020	102,941,047	92,809	8,052,499	4,383	(3,025,486)	—	2,479	(3,560)	(100,013)	(3,902)
Share-based payment compensation	4,865,314	—	—	—	(4,865,314)	—	3,122	—	—	3,122
Issuance of shares	—	—	—	—	—	—	—	—	—	—
Equity issuance cost	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(63,092)	(63,092)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	(136)	—	(136)

Balance at June 30, 2021	107,806,361	92,809	8,052,499	4,383	(7,890,800)	—	5,601	(3,696)	(163,105)	(64,008)
Issuance of DCFC Founder Share	1	—	—	—	—	—	—	—	—	—
Issuance of DCFC Common Stock to the legacy Tritium Class C shareholders	8,052,499	4,383	(8,052,499)	(4,383)	—	—	—	—	—	—
Conversion of Convertible Notes into DCFC Common Stock	4,288,311	42,570	—	—	—	—	—	—	—	42,570
Conversion of DCRN Class A and Class B shares into DCFC Common Stock	15,380,694	(12,750)	—	—	—	—	—	—	—	(12,750)
Issuance of DCFC Common Stock related to the Option Agreements and PIPE Financing	10,000,000	60,000	—	—	—	—	—	—	—	60,000
Issuance of DCFC Common Stock related to the Shadow Equity Plan	1,175,601	11,845	—	—	—	—	3,262	—	—	15,107
Exercise of warrants	6,537,973	45,112	—	—	—	—	4,850	—	—	49,962
Modification of the Loan Funded Share Plan	(147,171)	—	—	—	3,690,429	—	6,381	—	—	6,381
Stock-based compensation	—	—	—	—	—	—	5,932	—	—	5,932
Transaction costs	—	(16,701)	—	—	—	—	—	—	—	(16,701)
Waiver of related party’s option to acquire Tritium	—	—	—	—	—	—	(6,816)	—	—	(6,816)
Net loss	—	—	—	—	—	—	—	—	(128,919)	(128,919)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	7,336	—	7,336

Balance at June 30, 2022	153,094,269	227,268	—	—	(4,200,371)	—	19,210	3,640	(292,024)	(41,906)

Balance at June 30, 2022	153,094,269	227,268	—	—	(4,200,371)	—	19,210	3,640	(292,024)	(41,906)
Issuance of Tritium DCFC Common Stock related to the Shadow Equity Plan	326,211	3,262	—	—	—	—	(3,262)	—	—	—
Issuance of Tritium DCFC Common Stock related to the 1% share Plan	630,474	3,874	—	—	—	—	(3,874)	—	—	—
Issuance of Tritium DCFC Common Stock related to the LTIP	133,337	841	—	—	—	—	(841)	—	—	—
Issuance of Tritium DCFC Common Stock related to the STIP	430,615	652	—	—	—	—	(652)	—	—	—
Issuance of Tritium DCFC Common Stock related to the B. Riley purchase agreement	1,631,302	2,413	—	—	—	—	—	—	—	2,413
Exercise of warrants	3,790,431	4,755	—	—	—	—	—	—	—	4,755
Stock-based compensation (1% share allocation)	—	—	—	—	—	—	3,521	—	—	3,521
Stock-based compensation (LFSP share repayments)	—	—	—	—	—	—	690	—	—	690
Stock-based compensation (STIP)	—	—	—	—	—	—	2,706	—	—	2,706
Stock-based compensation (LTIP)	—	—	—	—	—	—	2,691	—	—	2,691
Stock-based compensation (ESPP)	—	—	—	—	—	—	65	—	—	65
Loan forgiveness related to the Loan Funded Share Plan	—	—	—	—	484,683	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(121,370)	(121,370)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	2,780	—	2,780

Balance at June 30, 2023	160,036,639	243,065	—	—	(3,715,688)	—	20,254	6,420	(413,394)	(143,655)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended June 30, 2023, 2022 and 2021

		Year Ended	Year Ended	Year Ended
		June 30, 2023	June 30, 2022	June 30, 2021
	Note	$’000	$’000	$’000
Cash flows from operating activities
Net loss		(121,370)	(128,919)	(63,092)
Reconciliation of net loss to net cash used in operating activities
Share-based compensation expense	4	8,981	28,188	8,371
Foreign exchange gains or losses		86	—	1,436
Transaction costs related to Common Stock purchase agreement		741	—	—
Depreciation expense		2,433	2,198	2,312
Loss on disposal of property, plant and equipment		47	—	—
Borrowing costs	13	—	1,518	—
Fair value movements – derivatives and warrants	5(b)	(16,977)	9,782	5,947
Adjustment for capitalized interest		12,130	12,761	8,559
Changes in operating assets and liabilities
Accounts receivable		(13,069)	(16,475)	(1,063)
Inventory		(85,942)	(17,919)	(8,771)
Accounts payable		64,420	3,263	6,619
Employee benefits		444	708	720
Other liabilities		(15,537)	37,020	9,069
Other assets		1,183	(18,965)	(2,567)
Net cash used in operating activities		(162,430)	(86,840)	(32,460)

Cash flows from investing activities
Payments for property, plant and equipment		(8,007)	(7,023)	(2,572)
Proceeds from disposals of property, plant and equipment		56	—	—
Net cash used in investing activities		(7,951)	(7,023)	(2,572)

Cash flows from financing activities
Proceeds from issuance of Common Stock in the Business Combination		—	53,182	—
Proceeds from issuance of Common Stock		1,672	—	—
Transaction costs		—	(3,808)	—
Proceeds from sold Loan Funded Share Plan		690	—	—
Proceeds from the exercise of warrants		—	26,572	—
Proceeds from issuance of Common Stock pursuant to the PIPE Financing		—	15,000	—
Proceeds from issuance of Common Stock pursuant to the Option Agreements		—	45,000	—
Proceeds from borrowings – external parties		56,705	117,527	—
Proceeds from borrowings – related parties		75,423	—	—
Proceeds from convertible notes including derivative		—	—	33,367
Transaction costs for borrowings		(8,178)	(3,888)	—
Repayment of borrowings – external parties		—	(77,351)	—
Repayment of borrowings – related parties		—	(6,414)	—
Waiver of related party’s option to acquire Tritium		—	(6,816)	—
Net cash provided by financing activities		126,312	159,004	33,367

Effects of exchange rate changes on cash and cash equivalents		2,737	(545)	120
Net increase / (decrease) in cash and cash equivalents		(44,069)	65,141	(1,665)
Cash and cash equivalents at the beginning of the period		70,753	6,157	7,702
Cash and cash equivalents end of the period		29,421	70,753	6,157

The accompanying notes are an integral part of these consolidated financial statements.

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

Description of Business and General information

Tritium DCFC Limited (“Tritium DCFC” or “Group”) is in the business of development, design, testing and manufacturing of innovative power electronic systems and renewable energy solutions.

On May 25, 2021, Tritium DCFC entered into a Business Combination agreement (the “Business Combination Agreement” or “BCA”) with Tritium Holdings Pty Ltd (“Legacy Tritium” or “Tritium Holdings”) and Decarbonization Plus Acquisition Corporation II (“DCRN”). On January 13, 2022 (the “Closing Date”), the BCA was consummated and Tritium Holdings and DCRN became wholly owned subsidiaries of Tritium DCFC (the “Business Combination”).

Principles of consolidation

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States. Under this method of accounting, Tritium DCFC and DCRN have been treated as the “acquired” companies for financial reporting purposes. For accounting purposes, Tritium Holdings has been deemed to be the accounting acquirer in the transaction and, consequently, the transaction has been treated as a recapitalization of Tritium Holdings (i.e., a capital transaction involving the issuance of shares by Tritium Holdings for the net assets of DCRN, accompanied by a recapitalization of Tritium Holdings). Consequently, Tritium Holdings has been deemed the accounting predecessor, meaning that Tritium Holdings’ consolidated assets, liabilities and results of operations have become the historical financial statements of the Group.

Additional details related to the accounting for the BCA have been disclosed in the consolidated financial statements of Tritium DCFC Limited for the year ended June 30, 2022. Further information is included in Note 30.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company8 has control. All subsidiaries except for DCRN have a reporting year end of June 30. DCRN has a reporting year end of December 31. We present our consolidated financial statements on the basis of our fiscal year ending June 30. All references to years in these consolidated financial statements refer to the fiscal year ending or ended on June 30 of that year.

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

Going concern

The Group incurred an operating loss after income tax of $121.4 million (June 30, 2022: $128.9 million) and operating cash outflows of $162.4 million (June 30, 2022: $86.8 million) for the year ended June 30, 2023. At June 30, 2023 the Group had net current liabilities of $20.5 million, and a total shareholders’ deficit of $143.7 million (June 30, 2022: $41.9 million). In addition, the Group has sought and received a number of waivers from its lenders for failing to meet obligations under their debt agreements during the financial year ended June 30, 2023 (refer to Note 15 and Note 31 for details) and has been required to enter into arrangements with key creditors to support working capital management initiatives.

This financial position has arisen as the Group has primarily funded its operating cash outflows in the period to June 30, 2023 through raising debt from various external sources. These external borrowing facilities require the Group to maintain minimum liquidity reserve levels throughout the term of the arrangements, as well as to be in compliance with debt covenants commencing in March 2024.

The Board approved cashflow forecasts for the Group indicate that the Group will continue to incur operating cash outflows for at least 12 months from the date of this report to fund its operations.

Subsequent to June 30, 2023, the Group entered into a securities purchase agreement (as amended on September 18, 2023, the “Preference Shares SPA”) for Series A redeemable convertible preference shares, (“Preference Shares”), with an institutional investor (the “Preference Shares Offering”) (refer to Note 31), raising an initial $25 million, with an option for subsequent tranches (total facility is $75 million), subject to conditions. An amount of $22.6m (net of transaction costs) was provided in escrow on September 13, 2023, and will be released from escrow upon the satisfaction of conditions which the Group expects to meet. Successful conversion to ordinary shares is subject to equity market and default conditions in the agreement, and in some circumstances, cash redemption may be required (refer to Note 31). The Group expects that the Preference Shares will be fully converted into the Group’s ordinary shares over the next 120 days.

Although the additional funding from the Preference Shares SPA has been secured (subject to escrow conditions), the Board approved cashflow forecasts indicate that the Group will need additional capital in the short term to fund its financing obligations, settle current liability obligations as they fall due, strengthen the Group's balance sheet, and meet bank covenants.

As a result of the above factors, the ability of the Group to continue as a going concern is dependent on a number of factors including its ability to:

●	meet the Board approved cashflow forecasts, including timely receipt of payments from customers, and the ability to effectively manage working capital;
●	raise sufficient funding in the short term to meet its current obligations, and settle current liability obligations as they fall due;
●	receive the ongoing support of its lenders and shareholders;
●	meet, renegotiate or defer the obligations in its debt agreements, including in relation to the minimum liquidity reserve levels and bank covenants (commencing in March 2024) as outlined in Note 15;
●	meet the conditions for release of the institutional investor funds from escrow; and
●	fund any cash redemption requirements that may arise under the institutional investor convertible preference share facility.

The Group is currently assessing funding options from various external sources and management and the Board of Directors consider it has reasonable grounds to believe that they can raise additional capital in the timeframes and quantum required. However, there is no guarantee that additional capital raisings will be completed, will provide sufficient funding, or that funding will be obtained on terms acceptable to the Group, if at all.

The above events and conditions raise substantial doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

In determining the Group’s ability to continue as a going concern, the Board of Directors has considered the following:

●	Demand for goods: The demand for products provided by the Group has increased significantly over the past year and is forecasted to continue. The Group had a sales backlog of $99 million as of June 30, 2023, which is the basis for continued revenue growth into fiscal year 2024. The Group has invested heavily in its inventory balance to fulfill these sales orders, supporting an accelerated production ramp.
●	Path to profitability: The Group’s scale in the first half of calendar year 2023 is driving positive gross margin for its products and the ability for it to fund its own working capital requirements in future periods.
●	Support from lenders and shareholders: The Group has demonstrated an ability to raise capital over a long period of time, stretching back to 2012, to fund R&D and operational expansion through loss-making periods. St Baker Group, Tritium’s largest shareholder, has injected debt and equity on more than 11 separate occasions since 2013. This has included $70 million in the 12 months to June 30, 2023. During the twelve months to June 30, 2023, the Group was successful in raising $130 million through three debt facilities, as well as the additional $25 million through the Preference Shares SPA executed post-June 30, 2023. The Preference Shares SPA also provides for a potential further $50 million of Preference Shares to be issued, for a total of $75 million of Preference Shares, subject to conditions. This has demonstrated the Group’s continued relationships with debt lenders to provide the necessary funding to support the Group’s increased production and cash flow requirements over the next twelve months.
●	Customer wins: The Group continues to solidify its position as the #1 supplier of DC fast chargers in the US (#2 position globally across ANZ, US and Europe), and is expecting a strong increase in revenue this year. With the investment in the Tennessee factory already made, the Group is well-positioned to benefit from demand for Buy America-compliant EV fast chargers, driven by funding from the National Electric Vehicle Infrastructure (“NEVI”) Formula Program and the Inflation Reduction Act.
●	Regulatory or operational framework: The Group has made significant progress improving the operational structure, controls and processes, as well as hiring key talent in critical business functions. There are no major changes to the Group’s operational framework, including supplier management, customer mix, and the Group’s workforce, that are expected for the foreseeable future.

In considering the circumstances above, management and the Directors believe the Group will be successful in the above matters as the Group and its ultimate parent have a strong history of being able to raise capital from debt and equity sources and accordingly, that the going concern basis of preparation is appropriate.

Should the Group be unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

New and Amended Standards Adopted by the Group

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance,” which requires entities to disclose annually its transactions with a government accounted for by applying a grant or contribution accounting model by analogy. The disclosure requirement includes information about the nature of the transactions and the related accounting policy used to account for the transactions, the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line, and significant terms and conditions of the transactions, including commitments and contingencies. The guidance became effective for the Company on July 1, 2022 and was adopted prospectively, but did not have any impact on the Group’s disclosures as it has not received government assistance during the year ended June 30, 2023.

In May 2021, the FASB issued Accounting Standards Update (“ASU 2021-04”) “Earnings Per Share (Topic 260)”and is effective for fiscal years beginning after December 15, 2021. This amendment provides that for an entity that presents earnings per share (EPS) in accordance with Topic 260, the effects of a modification or an exchange of a freestanding equity-classified written call option that is recognized as a dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. The adoption of this standard did not have any impact on the Group’s consolidated financial statements.

In August, 2020, the FASB issued Accounting Standards Update (“ASU 2020-06”) “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments are effective for fiscal years beginning after December 15, 2021. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares, impact the diluted EPS computation. The Group expects to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-06 for fiscal years beginning after December 15, 2023.

Recently issued accounting standards

In October 2021, the FASB issued Accounting Standards Update (“ASU 2021-08”) “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” and is effective for fiscal years beginning after December 15, 2022. This amendment requires that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The Group does not expect that the adoption of this standard will have a material impact on their financial statements.

On March 29, 2023, the FASB issued Accounting Standards Update (ASU) 2023-02, “Investments – Equity Method and Joint Ventures (Topic 323)” and is effective for reporting periods beginning after December 15, 2023, for public business entities. This amendment allows entities to elect the proportional amortization method, on a tax-credit-program-by-tax-credit-program basis, for all equity investments in tax credit programs meeting the eligibility criteria. While the ASU does not significantly alter the existing eligibility criteria, it does provide clarifications to address existing interpretive issues. It also prescribes specific information reporting entities must disclose about tax credit investments each period. Entities will have the option of applying the ASU using either a modified retrospective or retrospective adoption approach. For some changes related to existing low-income-housing tax credit (LIHTC) investments, prospective application is permitted. The Group does not currently have any equity method investments or joint venture arrangements.

On March 27, 2023, the FASB issued ASU 2023-01, which amends certain provisions of ASC 842, “Leases (Topic 842) - Common Control Arrangements” and is effective for fiscal years beginning after December 15, 2023. The amendment in this update applies to arrangements between related parties under common control. Specifically, the ASU offers private companies, as well as not-for-profit entities that are not conduit bond obligors, a practical expedient that gives such entities the option of using the written terms and conditions of a common-control arrangement when determining (1) whether a lease exists and (2) the subsequent accounting for the lease, including the lease’s classification. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. The Group does not have any lease arrangements with entities under common control.

The FASB has issued Accounting Standards Update (ASU) No. 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, and is effective for reporting periods beginning after December 15, 2023, for public business entities, to increase comparability of financial information for entities that hold equity securities with contractual restrictions prohibiting the sale of the securities. Currently, there is diversity in practice on the application of a discount to measure fair value when securities have such contractual restrictions. The ASU provides clarity related to this matter. The ASU also adds disclosure requirements related to contractual sale restrictions. The group does not have Equity Securities subject to contractual sale restrictions.

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

Where applicable, the Group has elected to apply the practical expedient available under ASC 606 Revenue from Contracts with Customers on all sales of goods and has not adjusted the promised amount of consideration for the effects of a significant financing component.

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

The Group also provides for standard warranty rights as required by the local jurisdictions for general repairs for either two or three years on all electric vehicle chargers sold. This standard warranty is not considered to be a separate performance obligation. The estimated warranty costs are recognized as a liability when the Group transfers control of the goods to a customer.

The Group has elected the accounting policy choice available under ASC 606 Revenue from Contracts with Customers to account for shipping and handling activities as activities to fulfil the promise to transfer the good. Where the policy choice is applied, related costs of those shipping and handling activities are accrued upon revenue recognition.

Rendering of services revenue

The Group generates revenue from services in relation to installation, maintenance, and training. Generally, revenue in relation to rendering of services is recognized when the service has been provided, either over time or at a point in time. The Group recognizes the material portion of their revenue from services at a point of time when the service is delivered (i.e., For installation and repairs). However, if the service is performed over a period of time and if the outcome can be estimated reliably, then the stage of completion of the services based on an input method (i.e., costs incurred) is used to determine the appropriate level of revenue to be recognized in the period.

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

●	billed the customers in full;
●	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;
●	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and
●	does not have the ability to direct the product to a different customer.

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

Grant income

The Group received government incentives during the previous reporting periods in the form of the Job Keeper program which was a program aimed to support companies as a result of the COVID 19 pandemic. Grant income is recognized in the Consolidated Statements of Operations and Comprehensive Loss when the Group is entitled to the grant, it can be measured reliably, and it is probable that the economic benefits gained from the grant will be received. It is recognized as a liability until these conditions have been met. Government grants received by the Group are typically for the reimbursement of expenses incurred.

c)	Cost of sales

Hardware

Cost of hardware revenue includes raw materials, associated freight, production related depreciation, extended and assurance warranty costs, labor costs and overheads directly attributable to the manufacture of products.

Service and maintenance

Cost of service and maintenance revenue includes spare part materials and labor costs, including the cost of subcontractors.

d)	Product development

All costs associated with new product development are expensed as incurred, including software development costs. External use software development costs are expensed as incurred on the basis that the threshold of technical feasibility as defined in ASC 985, Software, has not been achieved. Product development costs primarily consist of employee compensation for those employees engaged in product development activities, including the development, design and testing of new products. For the year ended June 30, 2023, product development expenses are $15.5 million (2022: $14.0 million, 2021: $10.5 million).

e)	Finance costs

Finance costs are recognized as expenses in the period in which they are incurred. Interest on borrowings are recognized using the effective interest method.

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

The Group records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. The Group has not incurred any material interest and penalties in the June 30, 2023, 2022 or 2021 periods. The Group does not have any material uncertain tax positions during the period recognized.

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

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. The Group evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Group’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability or an asset, and the change in fair value during the reporting period is recorded in other income (expense) in the Consolidated Statements of Operations and Comprehensive Loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Derivative instrument liabilities or assets are classified in the balance sheet as current or non-current liabilities or assets based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

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

The costs of inventory included in the Consolidated Statements of Operations and Comprehensive Loss includes directly attributable overhead costs to manufacture, raw materials purchases, associated freight and labor costs.

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the aging of inventories and other factors that affect inventory obsolescence. The inventory obsolescence provision recognized as of June 30, 2023 is $0.7 million (June 30, 2022: $0.5 million).

l)	Property, plant and equipment

Recognition and measurement

The Group’s fixed assets are stated at cost. Fixed assets, excluding freehold land, are depreciated on a straight-line and declining balance basis over the assets useful life to the Group, commencing when the asset is ready for use.

Depreciation

Leasehold improvements are amortized over the shorter of either the unexpired period of the lease or their estimated useful life.

The depreciation rates generally used for each class of depreciable asset are shown below:

●	Plant and equipment 12.5% - 33.34%
●	Furniture, Fixtures and Fittings 10.00%
●	Motor Vehicles 33.34%
●	Office Equipment 20.00%

●	Computer Equipment 33.34%

An item of fixed asset and any material part initially recognized is derecognized upon disposal.

Any gain or loss arising on de-recognition of the fixed asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated Statements of Operations and Comprehensive Loss when the asset is derecognized.

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

As of June 30, 2023 and 2022 the Group determined that there were no indicators of impairment and did not recognize any impairment of its long-lived assets.

n)	Leases

The Group leases a number of office and warehouse facilities for its operations. These leases predominately relate to operating leases. The Group did not have any material finance lease arrangements in the year and as of June 30, 2023 and 2022.

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

The Group is required to remeasure the lease liability and make an adjustment in the following instances:

●	The term of the lease has been modified or there has been a change in the Group’s assessment of a purchase option being exercised, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
●	A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and
●	The lease payments are adjusted due to changes in the index or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate. However, if a change in lease payments is due to a change in a floating interest rate, a revised discount rate is used.

Extension options

The lease term for the Group’s leases includes the non-cancelable period of the lease plus any additional periods covered by either the Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

o)Trade and other payables

Trade and other payables are recognized as liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

p)Transaction and offer related fees

Transaction and offering related fees relates to advisory fees outstanding in relation to the special purpose acquisition company listing and are expected to be settled in cash. Amounts recognized as at June 30, 2023 include balances previously recognized as provisions, which have now been re-classified out of provisions where the amounts are known. The Group and the related suppliers have mutually agreed to extend the due date of the payable balances to July 1, 2024, and should the Group raise sufficient capital, the amounts may be paid prior to that date.

q)Warranties

The Group provides a manufacturer’s standard warranty as required by local laws in the relevant jurisdiction on all electric vehicle chargers sold. The Group recognizes a warranty provision for the products sold based on the present value of future cash flows estimated to be required to settle the warranty obligation. The future cash flows have been estimated by reference to the Group’s history of warranty claims.

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

The portion of the warranty provision expected to be incurred within the next 12 months is included within current provisions, while the remaining balance is included within non-current provisions in the Consolidated Statement of Financial Position. Warranty expense is recorded as a component of cost of goods sold in the Consolidated Statements of Operations and Comprehensive Loss.

r)Employee benefits

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

Pension contribution

Defined contribution pension plans exist to provide benefits for eligible employees or their dependents. Contributions by the Group are expensed to the Consolidated Statements of Operations and Comprehensive Loss as incurred.

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

Share-based compensation

Employees of the Group received remuneration in the form of share-based arrangements, whereby employees render services as consideration for equity instruments under the Groups Loan Funded Share Plan (“LFSP”), Employee Share Scheme (“ESS”), Long-Term Incentive Plan (“LTIP”), Short-Term Incentive Plan (“STIP”) or Employee Share Purchase Plan (“ESPP”) or cash settlement under the Group’s Shadow Equity Plan (SEP).

Awards issued under the Group’s SEP were originally cash-settled arrangements. However, subsequent to the Business Combination, Tritium DCFC’s board of directors made a determination that the benefit owed to participants under the SEP could be paid to participants in the form of cash or shares and settle awards through the issuance of Ordinary Shares. The SEP fully vested at June 30, 2022 and no further issuances were made during the year ended June 30, 2023.

Awards issued under the other plans are equity settled arrangements and are measured at the fair value of these awards at the grant date. A Black-Scholes model is utilized to estimate the fair value of the awards.

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

In respect of the LFSP, because there was no public market for common stock when this plan was introduced, the fair value of the common stock at the time of grant is considered the price per share paid by investors in the company’s private financings in addition to independent external valuations obtained. Additionally, in applying the Black-Scholes model, the Group has assessed the implied volatility utilized by estimating based on similar publicly traded peer companies (as it has no company-specific performance measures). The Group recognizes the share-based compensation expense for LFSP at the grant date as there are no service conditions attached to LFSP equity awards. Further details as to the inputs into the fair value of the respective grants is outlined in Note 25.

s)Net loss per share

The net loss per share information is determined using the legal share capital structure of Tritium DCFC. Net loss per share for the prior reporting periods has been revised using the exchange ratio established in the BCA. Refer to Note 23 for additional details.

Diluted loss per share is computed by dividing loss available to common stockholders by the weighted-average number of share of common stock outstanding during the period increased to include the number of additional common stock that would have been outstanding if the potentially dilutive securities had been issued, using the treasury-share method. As the Group incurred losses for all periods presented, potentially dilutive securities have been excluded from fully diluted loss per share as their impact is anti-dilutive and would reduce the loss per share.

t)Fair value measurements

The Group uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is material to the fair value measurement.

u)Foreign currency translation

Transactions and balances

Tritium DCFC Limited, the legal parent entity’s functional currency is United States Dollars (USD), and its subsidiaries have Australian Dollars (AUD), United States Dollars (USD), Euro (EUR) and British Pound (GBP) as their functional currency.

Foreign currency transactions

Foreign currency transactions are translated into the subsidiaries’ functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Operations and Comprehensive Loss.

Foreign operations

The assets and liabilities of the subsidiaries are translated into USD using the exchange rates at the reporting date. The revenues and expenses of such group entities are translated into USD using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in accumulated other comprehensive loss in stockholder’s deficit.

The cumulative translation adjustment is recognized in the Consolidated Statements of Operations and Comprehensive Loss when the foreign operation or net investment is disposed of.

For each entity, the Group determines the functional currency. Items included in the financial statements of each entity are measured using that functional currency.

v)Current and non-current classification

The Group presents assets and liabilities in the balance sheet based on current/non-current classification.

An asset is current when it is:

●	Expected to be realized or intended to be sold or consumed in the normal operating cycle; or
●	Held primarily for the purpose of trading; or
●	Expected to be realized within twelve months after the reporting period; or
●	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle; or
●	It is held primarily for the purpose of trading; or
●	It is due to be settled within twelve months after the reporting period; or
●	Short-term loans are classified as long term if the entity intends to refinance the loan on a long-term basis and, prior to issuing the financial statements, the entity can demonstrate an ability to refinance the loan by meeting specific criteria.

w)Concentrations of credit risk

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

Management considers that all of the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due. Refer to Note 9 for the associated expected credit loss calculations.

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

x)Risks and uncertainties

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

Further, the COVID-19 pandemic has affected the manner in which our inventory is managed, resulting in downward pressure on inventory turnover, which, in turn, has negatively impacted our working capital. As of June 30, 2023, the Group’s inventory increased to $140.3 million, compared to $54.3 million as of June 30, 2022.

y)Warrant Liabilities

The Group assumed 13,416,592 publicly-traded warrants (“Public Warrants”) and 8,366,667 private placement warrants issued to Decarbonization Plus Acquisition Sponsor II LLC, the sponsor of DCRN (“Private Placement Warrants” and, together with the Public Warrants, the “Common Stock Warrants”) upon the Business Combination, all of which were issued in connection with DCRN’s initial public offering and subsequent overallotment and entitle the holder to purchase one share of the Company’s Common Stock, par value $0.0001 (“Common Stock”), at an exercise price of $10.00 per share. During the fiscal year ended June 30, 2023, 10,146 (2022: 4,379,462) Public Warrants and zero (2022: 8,125,520) Private Placement Warrants were exercised. The remaining 9,026,984 Public Warrants and 241,147 Private Warrants remain outstanding. The Public Warrants, prior to their redemption, were publicly traded and were exercisable for cash unless certain conditions occurred, the Company has redemption rights under certain conditions, at which time the warrants could be cashlessly exercised, or the Company’s failure to have an effective registration statement related to the shares issuable upon exercise. The Private Placement Warrants are not redeemable for cash so long as they are held by the initial purchasers or their permitted transferees but may be redeemable for Common Stock if certain other conditions are met. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

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

During the year ended June 30, 2023, the Group issued 2,166,229 warrants in conjunction with refinancing of the senior debt facility and the Accordion facility (the “Financing Warrants”). The warrants vest in three equal tranches over a period of eighteen months and entitle the holder to purchase one share of the Group’s common stock, at an exercise price of $0.0001 per share. During the fiscal year ended June 30, 2023, 992,856 warrants were exercised. At June 30, 2023, 1,173,373 warrants remain outstanding. The terms of the warrants also allow a ‘cashless exercise’ by the holder, at their discretion, wherein, the Group will deliver a net number of shares to the holder, without any cash receipts. The terms of the warrant also provide for a minimum guaranteed value that will be delivered by the Group to the holder of the warrants, varying with the date on which the warrants are exercised. Any shortfall in the guaranteed value may be delivered by the Group in the form of additional ordinary shares or cash, at its discretion, except where the delivery of additional ordinary shares will result in the holder acquiring an equity interest in the group exceeding 10% (or 20% with its affiliates), in such situations the additional guaranteed value must be delivered in cash.

The Group evaluated the warrants and concluded that they do not meet the criteria to be classified within stockholders’ equity. This is primarily based on the fact that the Group may be obligated to deliver cash to the warrant holders, to deliver the minimum guaranteed value. As such, the warrants have been classified as a financial liability measured at fair value with subsequent changes in fair value recorded in the Consolidated Statements of Operations and Comprehensive Loss.

z)Contributed Equity

As of June 30, 2023, there were 160,036,639 shares of Common Stock issued (2022: 153,094,269). As of June 30, 2021, there were 5,468,249 legacy Tritium class C shares outstanding which were fully converted into the Company’s Common Stock during the year ended June 30, 2022.

The terms, rights, preferences, and privileges of the Common Stock are as follows:

Voting Rights

Each holder of Common Stock are entitled to one vote for each common share held on all matters submitted to a vote of the stockholders, including the election of directors.

Dividends

The holders of the Company’s outstanding Common Stock are entitled to receive dividends, if any, as may be declared by the Group’s board of directors out of legally available funds.

Liquidation

In the event of the Group’s liquidation, dissolution or winding up, holders of Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all the Group’s debts and other liabilities.

Note 2 - Revision of Previously Issued Financial Statements.

During the year, the Group identified that certain items of inventories were incorrectly measured which led to them being overstated at June 30, 2022. The Group procured certain parts on behalf of a raw material supplier, that once consumed by the supplier were not subsequently updated in accordance with the requirements of the accounting guidance. The impact of the adjustment is immaterial however the Group has corrected it on a voluntary basis by revising the prior year financial statements.

The assessment above has been reflected by revising each of the affected financial statement line items for the prior periods. There was no impact on previously reported cashflows.

Consolidated Statement of Operations and Comprehensive Loss

	As previously
	reported		As revised
	Year Ended		Year Ended
	June 30, 2022	Revision	June 30, 2022
	$’000	$’000	$’000
Hardware - cost of goods sold	(82,383)	(1,357)	(83,740)
Total cost of goods sold	(86,161)	(1,357)	(87,518)
Loss from operations	(92,902)	(1,357)	(94,259)
(Loss) before income taxes	(127,542)	(1,357)	(128,899)
Net loss	(127,562)	(1,357)	(128,919)
Net (loss)	(127,562)	(1,357)	(128,919)
Total comprehensive (loss)	(120,226)	(1,357)	(121,583)

Consolidated Statement of Financial Position

	As previously
	reported		As revised
	Year Ended		Year Ended
	June 30, 2022	Revision	June 30, 2022
	$’000	$’000	$’000
Inventory	55,706	(1,357)	54,349
Total current assets	177,564	(1,357)	176,207
Total assets	213,355	(1,357)	211,998
Accumulated deficit	(290,667)	(1,357)	(292,024)
Total Shareholders’ deficit	(40,549)	(1,357)	(41,906)
Total Liabilities, and Shareholders’ deficit	213,355	(1,357)	211,998

Note 3 - Revenue and Other Income

	Year Ended	Year Ended	Year Ended
	June 30,2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
(a) Revenue from contracts with customers
Sale of hardware – external parties	167,965	69,243	32,299
Sale of hardware – related parties	7,203	11,589	21,263
Sale of service and maintenance – external parties	9,267	4,979	2,590
Software Revenue	109	10	5
Total revenue	184,544	85,821	56,157

(b) Other income
Interest received	147	7	12
Government grants	—	18	1,757
Other income	18	36	171
Total other income	165	61	1,940

During the fiscal year ended June 30, 2023, a number of customers requested us to provide our products on a bill-and-hold basis. Changes and delays to the customers’ site rollout schedules continues to contribute to the significant bill-and-hold arrangements for this period. The revenue under the bill-and-hold arrangements for the fiscal year ended June 30, 2023 contributed to 23% of our total revenue (2022: 16%; 2021: 4%).

Sale of hardware reflects the revenues from the sale of electric vehicle chargers. Hardware revenue is broken down into the sale of Stand Alone, or Distributed Chargers, or other products provided to customers. This revenue is recognized at a point in time when the performance obligations per the terms of a contract are satisfied. Depending on specific contract terms, this may be at delivery or dispatch, or when bill-and-hold criteria are met.

Service and maintenance revenues can reflect either a point in time or an over time obligation dependent on the services provided. The substantial portion of service and maintenance revenue is satisfied at a point in time, with the exception of Service Level Agreements which are recorded over time. Details on the reportable segments have been referenced in Note 22, Segment Reporting.

Note 4 - Selling, General and Administration Expenses

	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
Equity settled share-based compensation expense	(8,981)	(12,339)	(3,122)
Cash settled share-based compensation expense	—	(15,849)	(5,249)
Wages, salaries, and other employee benefits	(32,919)	(22,582)	(14,543)
Depreciation expense	(1,222)	(1,582)	(2,312)
IT and communications	(7,074)	(6,247)	(1,660)
Occupancy	(2,423)	(4,198)	(1,464)
Sales and marketing	(1,129)	(449)	(188)
Insurance	(5,719)	(3,370)	(627)
Professional fees	(10,970)	(5,625)	(1,470)
Expected credit losses on trade receivables	(5,182)	(61)	(148)
Bad debt expenses	—	(73)	(21)
Travel, meals, and accommodation expenses	(1,827)	(1,400)	(178)
Other administration expenses	(887)	(490)	(290)
Other operating expenses	(1,238)	(58)	(352)
Total selling, general and administration expenses	(79,571)	(74,323)	(31,624)

Note 5 - Finance Costs and Fair Value Movement

	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
(a) Finance costs
Interest on debt and borrowings	(25,548)	(17,142)	(8,588)
Interest on debt and borrowings Related Party	(7,181)	—	—
Other finance costs	(2,319)	(994)	(207)
Total finance costs	(35,048)	(18,136)	(8,795)
(b) Fair value movement
Prepayment fee feature	—	(6,291)	(5,947)
Warrant liability	17,826	(3,491)	—
Embedded derivative	(849)	—	—
Total Fair value movement	16,977	(9,782)	(5,947)

Note 6 - Transaction and Offering Related Fees

	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
Professional fees	—	(150)	(4,794)
Indirect tax expense	—	(5,683)	—
Other transaction and offering related fees	—	(950)	—
Total transaction and offering related fees	—	(6,783)	(4,794)

For the year ended June 30, 2023, transaction and offering related fees presented above are transactions costs in relation to the business combination agreement with Decarbonization Plus Acquisition Corporation. The FBT tax expense incurred is a result of the modification of various LFSP grants made to executives as a result of the business combination.

Note 7 - Income Tax Expense

There is no provision for income taxes because the Group has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets.

The Group’s loss before provision for income taxes for the years ended June 30, 2023,2022 and 2021 was generated in Australia.

As a result, any material income tax results arise in foreign jurisdictions.

A reconciliation of the statutory income tax rate to the Group’s effective income tax rate is as follows:

	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
Tax at the statutory tax rate of 30%	(36,411)	(38,263)	(18,928)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
State tax	(2,133)	—	—
Foreign tax rate differential	2,610	563	321
Non-deductible items	(370)	6,778	3,389
Current year tax losses and temporary difference not recognized	36,304	30,902	15,207
Effective income tax	—	(20)	(11)

Net deferred tax assets as of June 30, 2023 and 2022 consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022
	$’000	$’000
Deferred tax assets
Unused tax losses	93,777	62,717
Employee entitlements	4,356	1,294
Warranties	1,896	1,571
Lease liabilities	8,833	8,871
Other	4,788	3,987
Total deferred tax assets	113,650	78,440

Deferred tax liabilities
Right of use assets	(6,847)	(7,392)
Total deferred tax liabilities	(6,847)	(7,392)
Valuation allowance applied	(106,803)	(71,048)
Net deferred tax assets	—	—

	As of	As of
	June 30, 2023	June 30, 2022
	$’000	$’000
Changes in deferred taxation allowance
Opening balance – July 1	(71,048)	(44,584)
(Increase) in deferred tax assets (excluding losses)	(35,755)	(25,901)
Other movements including foreign currency and rate differential	—	(563)
Valuation allowance on tax losses	(106,803)	(71,048)

The Group has recognized a full valuation allowance for tax losses carried forward as of June 30, 2023, and 2022.

The Group’s historical tax losses predominantly arose in Australia. At June 30, 2023 there are $283.7 million (2022: $197.8 million; 2021: $107.9 million) available indefinitely for offsetting against future taxable profits of the companies in which the losses arose, subject to certain tests being met. The losses are subject to confirmation with taxing authorities and the lodgment and finalization of income tax returns. The actual losses available on lodgment of these returns may be different. The future use is also uncertain due to Group operations, continuity of ownership limitations, tax law changes and compliance with existing tax law. Consequently, a full valuation allowance has been recorded.

The Group files income tax returns in a number of jurisdictions including the United States, the Netherlands and Australia. Income tax returns for all jurisdictions except the Netherlands have been filed for the period ending June 30, 2022. Additionally, the Group has not filed income tax returns for the Netherlands relating to period June 2019 and June 2020, however, does not expect any material amendments, penalties, or interest to be incurred as a result of this late filing for the June 30, 2021, 2020 and 2019 year ends.

Note 8 – Cash and Cash Equivalents

	June 30, 2023	June 30, 2022
	$’000	$’000
Cash and cash equivalents	29,421	70,753

Cash and cash equivalents represent cash held with financial institutions. Under the $150 million CIGNA Refinance Loan agreement disclosed in Note 15, the Group is required to maintain a Liquidity Reserve that is no less than $25 million.

Note 9 - Accounts Receivable, Net of Allowance for Expected Credit Losses

	June 30, 2023	June 30, 2022
	$’000	$’000
Accounts receivable – related parties	237	16
Trade receivables	45,574	28,559
	45,811	28,575
Less: Allowance for expected credit losses	(5,473)	(275)
Sales tax receivable	893	1,150
Other receivables	2,395	1,107
Total accounts receivables	43,626	30,557

	Expected credit loss rate		Carrying amount		Allowance for expected credit losses
	2023	2022	2023	2022	2023	2022
Consolidated	%	%	$’000	$’000	$’000	$’000
Less than 30 days past due	—	—	31,935	16,337	—	—
30 to 60 days past due	—	—	2,820	1,674	—	—
61 to 90 days past due	—	—	3,713	710	—	—
Greater than 90 days past due	74.5	2.8	7,343	9,854	(5,473)	(275)
			45,811	28,575	(5,473)	(275)

Based on the assessment of specific customers where the balance is over 90 days past due, the Group has assessed the specific risk of recover and taken a provision accordingly. As such, the Group considers the current expected credit loss rate to be appropriate.

	June 30,2023	June 30, 2022
Provision	$’000	$’000
Opening balance of provision – July 1	(275)	(227)
Provision created during the year	(5,195)	(255)
Recoveries during the year	5	171
Foreign currency translation movements	(8)	36
Closing balance of provision – June 30	(5,473)	(275)

Note 10 – Inventory

	June 30, 2023	June 30, 2022 *
	$’000	$’000
Raw materials and consumables	103,102	43,486
Work in progress	6,809	4,561
Finished goods	29,275	3,457
Stock in transit	1,105	2,845
Total inventory	140,291	54,349

A total of $0.7 million is recognized in inventory obsolescence provisions at June 30, 2023 (2022: $0.5 million).

* Amounts have been revised, see Note 2 of the Financial Statements for the year ended June 30, 2023 included elsewhere in this document for further information.

Note 11 - Prepaid Expenses

	June 30, 2023	June 30, 2022
	$’000	$’000
Prepaid expenses	3,745	4,873

Prepaid expenses reflect the monies paid for operating expenses to be expensed over the committed term. The $3.7 million at June 30, 2023 is primarily related to the prepaid premium for director and officer liability insurance.

Note 12 – Deposits

	June 30, 2023	June 30, 2022
	$’000	$’000
Current assets
Term deposits held against bank guarantees	3,601	3,796
Supplier deposits	13,836	11,879
Total current deposits	17,437	15,675

Supplier deposits are funds paid by the Group to suppliers for manufacturing and prepayments for services or utilities to be provided and invoiced later by the supplier.

Note 13 – Property, Plant and Equipment

							Total
		Furniture,					property,
		fixtures					plant
	Plant and	and	Motor	Computer	Leasehold	Construction	and
	equipment	fittings	vehicles	equipment	improvements	in progress	equipment
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Year ended June 30, 2022
Opening net book amount	3,489	155	244	18	1,783	—	5,689
Additions	1,350	60	23	423	236	5,929	8,021
Disposals	—	—	—	—	—	—	—
Depreciation	(988)	(102)	(55)	(444)	(609)	—	(2,198)
Exchange rate variation	(223)	(9)	(33)	17	(113)	—	(361)
Closing net book amount	3,628	104	179	14	1,297	5,929	11,151
Year ended June 30, 2022
Cost	6,515	616	430	1,707	3,464	5,929	18,661
Accumulated depreciation	(2,887)	(512)	(251)	(1,693)	(2,167)	—	(7,510)
Net book amount	3,628	104	179	14	1,297	5,929	11,151
Year ended June 30, 2023
Opening net book amount	3,628	104	179	14	1,297	5,929	11,151
Additions	2,878	1,243	9	621	2,168	2,708	9,627
Transfers	4,326	1,217	1	16	2,230	(7,790)	—
Disposals	(13)	—	(90)	—	—	—	(103)
Depreciation	(1,158)	(270)	(18)	(214)	(773)	—	(2,433)
Exchange rate variation	(323)	(23)	(8)	—	(55)	—	(409)
Closing net book amount	9,338	2,271	73	437	4,867	847	17,833
Year ended June 30, 2023
Cost	13,309	3,043	330	2,300	7,773	847	27,602
Accumulated depreciation	(3,971)	(772)	(257)	(1,863)	(2,906)	—	(9,769)
Net book amount	9,338	2,271	73	437	4,867	847	17,833

Depreciation expense is recorded within cost of goods sold and operating costs in the Consolidated Statements of Operations and Comprehensive Loss and amounted to $2.4 million for the year ended June 30, 2023 (2022: $2.2 million, 2021: $2.3 million).

Note 14 – Accounts Payable

	June 30, 2023	June 30, 2022
	$’000	$’000
Current liabilities
Trade and other payables	58,688	16,872
Accrued Expenses	8,409	1,461
Sales tax payable	3,868	8,623
Related party payables	85	93
Total accounts payable	71,050	27,049

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying amounts are a reasonable approximation of fair value.

Note 15 – Borrowings

	June 30, 2023	June 30, 2022
	$’000	$’000
Current liabilities
Interest-bearing borrowings	11,191	—
Related party borrowings	51,136	—
Other borrowings	103	74
Total current borrowings	62,430	74
Non-current liabilities
Interest-bearing borrowings	115,744	88,269
Related party borrowings	16,465	—
Total non-current borrowings	132,209	88,269
Total borrowings	194,639	88,343

Borrowing costs have been included in the interest-bearing borrowings line item in the current year.

	June 30, 2023	June 30, 2022
	$’000	$’000
Borrowings Rollforward
Opening Balance – July 1	88,343	80,332
Drawdowns of facilities	129,848	117,527
Transaction costs paid	(8,178)	(3,888)
Repayment of borrowings (inclusive of prepayment fee)	—	(72,407)
Accrued Interest	12,130	12,761
Conversion of convertible notes	—	(42,570)
Derivative and warrant allocation	(29,518)	—
Prepayment fee	2,250	—
Credit card borrowings	30	49
Foreign currency translations movements	(266)	(3,461)
Closing Balance – June 30	194,639	88,343

Current borrowings

Financing arrangements with Sunset Power Pty Ltd as trustee of St Baker Family Trust (“Sunset Power”) and O-CORP EV LLC (“O-Corp”)

On May 5, 2023, the Group entered into two separate financing agreements with Sunset Power and O-Corp for finance of $35 million and $5 million, “the borrowings”. The borrowings attract interest at a coupon rate of 12% p.a. that is capitalized into the balance of the borrowings and is repayable in full along with repayment of the principal.

The borrowings do not provide a fixed date on which the Group is required to repay these loans. Instead, they require that:

●	If within 120 days of the drawdown of the borrowings, the Group is able to undertake a fundraising wherein it raises at least $25 million from third parties (through debt and/or equity instruments) (“Qualifying Fundraising”), then, if all required circumstances (such as pre-agreed returns) are met, Sunset Power is required to participate in such Qualifying Fundraising and rollover the outstanding principal balance. O-Corp, at its sole discretion, may decide not to participate in a Qualifying Fundraising. In such an event, any accrued interest that is not capitalized as part of the principal amount will be paid out in cash.
●	Where a Qualifying Fundraising does not occur within the specified timeframe, or where either of Sunset Power or O-Corp do not participate in the Qualifying Fundraising, each of Sunset Power and O-Corp have an option to redeem the outstanding unpaid balance of borrowings (including interest) by either:
o	Subscribing to the Group’s ordinary shares. The number of ordinary shares to be issued will be determined based on the outstanding balance of borrowings (including interest), divided by the Variable Weighted Average Price (“VWAP”) of the Group’s ordinary shares, for 10 days immediately preceding the exercise of such option. Or
o	Subscribing to the Group’s Redeemable Preference Shares (“RPS”) and Warrants. The RPS, if issued, are proposed to have a fixed term of 5 years, redeemable in cash, carry a coupon rate of 12% p.a. and guarantee a return of 1.8x or a 12% Internal Rate of Return on invested capital, whichever is higher. The number of Warrants to be issued are fixed at 12,807,407 and 1,829,630, respectively for Sunset Power and O-Corp. The Warrants will be exercisable in three tranches, with each Warrant convertible into one ordinary share of the Group, for a fixed price per Warrant. In addition, 75% of the total warrants are subject to a Mandatory Exercise Notice if, based on the 20 day VWAP and assuming the Lenders exercise all of the Total Warrants such that it receives the aggregate amount of ordinary shares, the lender would receive value equivalent to 2.50x multiple of invested capital (MOIC) to the Lenders. Or
o	Where Tritium is in the process of securing financing from a third party for at least $25 million, each of Sunset Power and O-Corp, separately, may opt to subscribe to such funding and roll-over the outstanding balance of borrowings (including interest). This election if completely at the discretion of Sunset Power and O-Corp.
●	The respective borrowing agreements also require the Group to pay an upfront fee of 3.5% of the amount drawn. As at June 30, 2023, the Group has drawn down both facilities in full and paid the associated upfront fees.
●	Both borrowing arrangements are unsecured.

The Group has assessed the borrowing arrangements to be a ‘hybrid financial instrument’, with the following components:

●	Financial liability component (recognized within borrowings – Note 15) – representing the Group’s potential obligation to settle the borrowings in cash. Recognized initially at fair value and subsequently at amortized cost.
●	An embedded derivative component (recognized separately from borrowings) – representing the various conversion options. Recognized initially at fair value with subsequent changes in fair value recognized in the Consolidated Statements of Operations and Comprehensive Loss.

At initial recognition, the Group has fair valued the above components and allocated the fair value of the embedded derivative component and transaction costs against the proceeds under the financing arrangements.

Transaction costs allocated to the financial liability component have been recognized at amortized cost, along with the financial liability, while those associated with the embedded derivative have been recognized directly in the statement of Consolidated Statements and Comprehensive Loss, within Finance Costs.

Working capital facility

Sunset Power also provided a $20.0 million working capital facility (“Working Capital Facility”) on December 23, 2022 which was drawn down in full on December 30, 2022. The drawdown was subject to a 2% commitment fee. The Working Capital Facility attracts interest at a coupon rate of 9.5% on 360-day compounding, payable quarterly. Repayment of the Working Capital Facility is linked to the fulfillment of specifically identified customer Purchase Orders – once a customer is invoiced, Tritium will repay the corresponding portion of the facility within a maximum of 14 months after entering the arrangement.

Non-current borrowings

Senior Loan Note Subscription Agreement

On September 2, 2022, the existing $90 million senior debt facility from Cigna & Barings has been extended by $60 million to a $150 million facility which will be used to fund working capital to accelerate production, further product development, and support operations around the world.

The facility has a 3-year term and 8.5% cash coupon capitalized and paid quarterly supplemented with the issuance to the lenders or their affiliates of warrants for the purchase of ordinary shares of the Company. The consortium providing the facility comprises long-term supporter Cigna Investments, Inc. (Cigna), the investment arm of Cigna Corporation, a U.S.-based global health services company, in addition to Barings LLC (Barings), a leading global financial services firm and subsidiary of MassMutual, a U.S.-based mutual insurance company, Riverstone Energy Limited.

This facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd.

The facility has a number of conditions including the following Financial Covenants commencing on 31 March 2024.

Total Leverage Ratio (TLR) must not be greater than the corresponding level specified below in respect of the Compliance Date:

●	TLR of 8.00x for March 31, 2024
●	TLR of 5.00x for June 30, 2024
●	TLR of 4.00x for September 30, 2024
●	TLR of 3.50x for December 31, 2024
●	TLR of 2.50x for March 31, 2025 and each compliance date thereafter

Total Interest Cover Ratio (TIR) must not be less than the corresponding level specified below in respect of that Compliance Date:

●	TIR of 1.00x for March 31, 2024
●	TIR of 1.50x for June 30, 2024
●	TIR of 1.75x for September 30, 2024
●	TIR of 2.00x for December 31, 2024
●	TIR of 3.00x for March 31, 2025 and each compliance date thereafter

Total Tangible Assets Ratio (TTAR) must be less than 1.5x on each TTAR Compliance Date

The borrowing arrangement also requires the Group to maintain a minimum liquidity balance of $25 million. On November 18, 2022, the Group’s liquidity fell below the minimum required amount which was notified to the lenders simultaneously with the execution of the Accordion Facility permitted by the senior debt facility agreement (see below), allowing the Group to restore the minimum liquidity balance by November 23, 2022.

As a result of the Group’s ability to restore the minimum liquidity balance and to present expected future inflow of funds and expected timing, the lenders confirmed on December 12, 2022:

●	the remediation of this event to their satisfaction, and accordingly no Review Event Notice will be issued;
●	to unconditionally waive any event of default which occurred as a result of a breach of a representation, warranty, condition or undertaking made in entering into the Accordion Facility when being under the minimum liquidity balance.

On March 16, 2023, the Group’s liquidity fell below the minimum required amount which was notified to the lenders and managed to restore it by June 19, 2023. As a result of the Group's ability to restore the minimum liquidity balance and to present expected future inflow of funds and expected timing, the lenders confirmed on June 28, 2023:

●	the remediation of this event to their satisfaction, and accordingly no Review Event Notice will be issued.

Accordion facility

The Group entered into a separate loan agreement with Sunset Power on November 18, 2022 (“borrowing”). Finance of $10.0 million was obtained under this borrowing agreement. The borrowing attracts interest at the coupon rate of 8.5%. This accrued interest on the borrowing is capitalized quarterly into the balance of the loan and the principle is repayable in full at the termination date. The borrowing is repayable via cash settlement on the termination date of November 18, 2025. The facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd.

NAB Facility

The Group has a NAB facility which is used for credit cards and other liabilities in the Group. The NAB facility is 100% supported by term deposits and is a non-interest bearing facility. The total facility limit is $3.7 million and a total of $2.2 million is unused as of June 30, 2023 (2022: $3.3 million).

Note 16 – Fair value measurements

The fair values of the Group’s financial assets and financial liabilities reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

The fair value of the Group’s long-term debt with fixed interest rates is based on market prices, if available, or expected future cash flows discounted at the current interest rate for financial liabilities with similar risk profiles (Level 2 fair value hierarchy). Based on this assessment, the fair value of the Group’s long-term debt is materially the same as the carrying value.

Private warrants

As part of the initial public offering, the company issued private placement warrants which can be exercised to purchase an equal number of Common Stock. Refer to Note 1(y) for additional information. The fair value of the private warrants is classified as Level 2 within the fair value hierarchy and is based on the indexation of the public warrants price.

Other warrants

As part of the refinancing of the senior debt facility and the Accordion facility, the company issued warrants. The warrants vest in three equal tranches over a period of eighteen months and entitle the holder to purchase one share of the group’s Common Stock for $0.0001 per share. Refer to Note 1(y) for additional information.

The fair value of the other warrants is classified as Level 2 within the fair value hierarchy and is based on a binomial tree valuation, where the value of the security at each discrete step is determined and the present value of the future outcomes, weighted by probability, results in the fair value of the other warrants.

	Tranche 1	Tranche 2	Tranche 3
Valuation date	June 30, 2023	June 30, 2023	June 30, 2023
Vesting date	September 2, 2022	June 2, 2023	March 2, 2024
Expiry date	September 2, 2025	September 2, 2025	September 2, 2025
Share price at the valuation date	$1.09	$1.09	$1.09
Exercise price	$0.0001	$0.0001	$0.0001
Volatility	90%	90%	90%
Risk free interest rate	5.03%	5.03%	5.03%
Dividend yield	0%	0%	0%

Embedded derivatives

As part of the hybrid financial instrument with Sunset Power and O-Corp, the various conversion options were recognized as an embedded derivative. Refer to Note 15 for additional information.

The fair value of the embedded derivative is classified as Level 2 within the fair value hierarchy and is based on a Monte Carlo simulation for tranches 1 and 2 and Black Scholes option pricing model for tranche 3.

The assumptions used in the valuation were as follows:

	Tranche 1		Tranche 2		Tranche 3
Valuation date	June 30, 2023		June 30, 2023		June 30, 2023
Share price	$1.09		$1.09		$1.09
Exercise price	$1.25		$2.50		$5.00
Expected option terms	5	years	5	years	5	years
Expected volatility	90%		90%		90%
Risk-free rate of return	4.16%		4.16%		4.16%
Expected annual dividend yield	0%		0%		0%

The Group’s assets and liabilities that were measured at fair value on a recurring basis were as follows:

	Fair Value Measured as of June 30, 2023
	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Common stock public warrant liabilities	3,690	—	—	3,690
Common stock private warrant liabilities	—	98	—	98
Other warrant liabilities	—	7,839	—	7,839
Embedded derivatives (Note 15)	—	8,399	—	8,399
Total financial liability	3,690	16,336	—	20,026

The following table presents a summary of the changes in the fair value of the Group’s warrant liability:

	Public warrants		Private warrants		Other warrants		Total
	Number of		Number of		Number of		Number of
	warrants	Amounts	warrants	Amounts	warrants	Amounts	warrants	Amounts
		$’000		$’000		$’000		$’000
Balance as at June 30, 2022	9,037,130	12,019	241,147	321	—	—	9,278,277	12,340
Warrants issued	—	—	—	—	2,166,229	21,879	2,166,229	21,879
Warrants exercised and equity issued	(10,146)	(18)	—	—	(992,856)	(4,748)	(1,003,002)	(4,766)
Change in fair value	—	(8,311)	—	(223)	—	(9,292)	—	(17,826)
Balance as at June 30, 2023	9,026,984	3,690	241,147	98	1,173,373	7,839	10,441,504	11,627

The movement in fair value in relation to the embedded derivative was $0.8 million.

Note 17 – Employee Benefits

	June 30, 2023	June 30, 2022
	$’000	$’000
Current liabilities
Annual leave	2,780	2,345
Long service leave	217	308
Total current employee benefits	2,997	2,653
Non-current liabilities
Long service leave	317	217
Total employee benefits	3,314	2,870

Note 18 - Other Liabilities

	June 30, 2023	June 30, 2022
	$’000	$’000
Current liabilities
Insurance and other liabilities	1,477	1,769
Cash settled employee liabilities	146	152
Deferred fulfillment liabilities	—	432
Commissions	71	586
Total current other liabilities	1,694	2,939

Insurance and other liabilities relates to a loan received to fund the D&O insurance liability.

Note 19 – Other Provisions

	June 30, 2023	June 30, 2022
	$’000	$’000
Current liabilities
Warranties	1,392	1,326
Legal and other provisions	1,231	126
Bonus Provision	720	1,028
Transaction and offering related fees	—	25,143
Total other provisions - current	3,343	27,623
Non-current liabilities
Warranties	2,889	2,652
Total other provisions	6,232	30,275

Transaction and offering related fees relate to advisory fees outstanding in relation to the special purpose acquisition company listing and are expected to be settled in cash. Amounts recognized as at June 30, 2022 were estimated and have now been re-classified out of provisions where the amounts are known.

	June 30, 2023	June 30, 2022
Provision for warranties	$’000	$’000
Opening balance of warranties – July 1	3,978	3,925
Warranty utilized during the year	(4,262)	(3,295)
Provision created during the year	4,730	3,656
Foreign currency translation adjustment	(165)	(308)
Closing balance of provision for warranties – June 30	4,281	3,978

Note 20 – Right of Use Assets and Lease Liabilities

	June 30, 2023	June 30, 2022
	$’000	$’000
Total right of use assets, net	22,823	24,640
Lease liabilities
Current lease liabilities	3,770	4,020
Non-current lease liabilities	22,588	25,556
Total lease liabilities	26,358	29,576

The Group has lease contracts for various property, buildings, motor vehicles and other equipment used within its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets. There are several lease contracts that include extension and termination options.

The Group had total cash outflows for leases of $4.2 million in 2023 ($2.6 million in 2022 and $1.1 million in 2021 respectively). The Group recognized expenses relating to short term leases of $0.1 million in 2023 ($0.01 million in 2022 and 2021 respectively).

The weighted average incremental borrowing rate at June 30, 2023 was 2.76% (June 30, 2022: 2.72%; June 30, 2021: 1.45%). As most of the Group’s leases do not provide an implicit rate of return, the use of the incremental borrowing rate has been adhered to, based on the information available at lease commencement date in determining the present value of lease payments.

For the current period ending June 30, 2023, the maturity of the lease payments is as follows:

Amount
Operating leases	$’000
June 30, 2024	4,070
June 30, 2025	4,125
June 30, 2026	4,340
June 30, 2027	4,474
June 30, 2028	4,583
Thereafter	9,573
Total minimum lease payments	31,165
Less amount representing interest	4,807
Present value of lease liabilities	26,358
Less: current portion	3,770
Long term portion of lease liabilities	22,588

The weighted average lease term is 5.8 years for the June 30, 2023 period (7.2 years for 2022 and 7.4 years for 2021 respectively).

The Group has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises significant judgement in determining whether these extension and termination options are reasonably certain to be exercised.

Note 21 – Contract Liabilities

	June 30, 2023	June 30, 2022
	$’000	$’000
Current liabilities
Customer advance deposits	45,482	33,508
Unearned revenue	1,645	4,217
Total current contract liabilities	47,127	37,727
Non-current liabilities
Customer advance deposits	—	847
Unearned revenue	5,798	1,384
Total non-current contract liabilities	5,798	2,231
Total contract liabilities	52,925	39,958

It is expected that the performance obligations recognized as current contract liabilities which are yet to be satisfied as of June 30, 2023 will be recognized in revenue in the next 12 months.

Unearned revenue represents the sale of extended warranties which is recognized as revenue over the term of the extended warranty.

Customer advance deposits represent advance payments for products, which are made at the time the order is placed and is recorded as revenue once the performance obligation is satisfied.

Note 22 – Segment Reporting

The following table presents revenue by the Group’s reportable segments:

	Hardware
		Distributed		Total	Service and
	Stand Alone *	Chargers	Other	Hardware *	Maintenance	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Year Ended June 30, 2021
Revenue	20,084	32,974	504	53,562	2,590	5	56,157
Cost of goods sold	(21,099)	(33,718)	(371)	(55,188)	(2,873)	—	(58,061)
Segment gross profit/(loss)	(1,015)	(744)	133	(1,626)	(283)	5	(1,904)

Year Ended June 30, 2022
Revenue	52,072	26,603	2,157	80,832	4,979	10	85,821
Cost of goods sold	(53,264)	(28,597)	(1,879)	(83,740)	(3,778)	—	(87,518)
Segment gross profit/(loss)	(1,192)	(1,994)	278	(2,908)	1,201	10	(1,697)

Year Ended June 30, 2023
Revenue	108,927	61,406	4,835	175,168	9,267	109	184,544
Cost of goods sold	(116,320)	(61,782)	(4,884)	(182,986)	(5,641)	—	(188,627)
Segment gross profit/(loss)	(7,393)	376	(49)	(7,818)	3,626	109	(4,083)

* Amounts have been revised, see Note 2 of the Financial Statements for the year ended June 30, 2023 included elsewhere in this document for further information.

The Group assesses the performance and makes operating decisions on the basis of seven existing operating segments, which are aggregated into three reportable hardware segments, one service and maintenance segment and one software segment.

The hardware operating segments meet the qualitative criteria for aggregation in this manner as the operating segments that are aggregated into the stand alone segment have similar economic characteristics, are similar in nature and they have similar manufacture, distribution chains and customers. This is also the case for those operating segments that are aggregated into the ‘distributed chargers’ segment. Stand alone charging systems are single units. Distributed charging systems can have multiple user units all connected in the one system.

Other hardware products are managed as a single operating and reportable segment and are monitored by the Group’s Chief Operating Decision Making (CODM) in this way.

The Group believes the current method of segment reporting reflects both the way its business segments are currently managed and the way the performance of each segment is evaluated.

Service and maintenance revenue relates to commissioning, repair, maintenance, and training and is recognized when the service and/or maintenance has been provided, either over time or at a point in time. Software revenue relates to software services related to licenses and other software modules, such as preventative maintenance and site utilization. The Group does not monitor service and maintenance and software revenue as it is not considered a key part of the current business operations.

The CODM uses revenue and gross margin/loss to evaluate segment performance and allocate resources. The CODM does not evaluate operating segments using asset or liability information nor are there any other performance metrics or measures used to monitor the operations.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies and there are no inter-segment revenues or costs.

In terms of concentration of customer risks, two customers each contribute more than 10% of the Group’s total revenue which represents approximately $47.5 million of the total amount (26% of the total revenue), with customer one amounting to $19.2 million in the distributed chargers segment (2022: $13.0 million; 2021: $17.0 million) and customer two amounting to $28.3 million, with $9.5 million in the distributed chargers segment and $18.8 million in the standalone chargers segment (2022: $0; 2021: $0).

The following table reconciles segment gross (loss) to loss from operations and a calculation of segment gross margin:

	Group
	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022 *	June 30, 2021
	$’000	$’000	$’000
Revenue	184,544	85,821	56,157
Cost of goods sold	(188,627)	(87,518)	(58,061)
Segment gross profit	(4,083)	(1,697)	(1,904)
Selling, general and administration expense	(79,571)	(74,323)	(31,624)
Product development expense	(15,466)	(14,031)	(10,521)
Foreign exchange gain/(loss)	(4,344)	(4,208)	(1,436)
Total operating costs and expenses	(99,381)	(92,562)	(43,581)

Segment gross profit	(4,083)	(1,697)	(1,904)
Revenue	184,544	85,821	56,157

Segment gross margin	(2.2)%	(2.0)%	(3.4)%

* Amounts have been revised, see Note 2 of the Financial Statements for the year ended June 30, 2023 included elsewhere in this document for further information.

Segment gross profit is calculated as Revenue less Cost of goods sold.

The following table presents the Group’s revenue by geographic area based on the entity that has entered the external contract to supply the product and services. The entity’s geographical area is based on the place of incorporation.

	Group
	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
Australia	31,280	12,735	5,044
United States	63,074	33,174	12,730
The Netherlands	90,190	39,912	38,383
Total revenue	184,544	85,821	56,157

The following table presents long-lived assets by geographic area on the same basis as detailed above:

	Group
	Year Ended	Year Ended
	June 30, 2023	June 30, 2022
	$’000	$’000
Australia	18,499	18,709
United States	21,634	16,290
The Netherlands	523	792
Total Long-lived assets	40,656	35,791

The Group’s manufacturing and inventory is predominately located in and supplied from Australia.

Note 23 – Loss Per Share

The following table presents net loss per share and related information:

	Group
Basic and diluted loss per share	June 30, 2023	June 30, 2022 *	June 30, 2021
Net (loss) attributable to common stockholders ($’000)	(121,370)	(128,919)	(63,092)
Weighted average number of shares
Basic and diluted – common Stock	155,401,121	126,814,171	99,915,563
Basic and diluted net loss per share	(0.78)	(1.02)	(0.58)
Basic and diluted – C shares			8,047,417
Basic and diluted net loss per share			(0.58)

* Amounts have been revised, see Note 2 of the Financial Statements for the year ended June 30, 2023 included elsewhere in this document for further information.

Loss per share calculations for all periods prior to the Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the Business Combination to affect the reverse recapitalization, less shares related to the mandatorily convertible notes and the Loan Funded Share Plan. The share conversion factor applied to shares immediately prior to the Business Combination is 1.4716625 (refer to Note 30 for additional details). Because the Company reported net losses for all periods presented, all potentially dilutive Common Stock equivalents were determined to be antidilutive for those periods and have been excluded from the calculation of net loss per share.

The Loss per share as previously reported was calculated on the following basis:

Group
Basic and diluted loss per share	June 30, 2021
Net (loss) attributable to common stockholders	(58,389,069)
Weighted average number of shares – Basic and diluted	67,892,971
Basic and diluted net loss per share – common stockholders	(0.86)
Net loss attributable to class C stockholders	(4,702,784)
Weighted average number of class C shares	5,468,249
Basic and diluted net loss per share – class C stockholders	(0.86)

Note 24 – Share Options Outstanding

Loan Funded Share Plan (LFSP)

In prior years, pursuant to the LFSP, the Group issued common share to employees to purchase such common stock with an interest free, limited recourse loan payable to the Group. These limited recourse loans were not collateralized and were not recourse to the assets of the borrower, except to the extent of the shares issued. Because the loans were the sole consideration for the shares issued, the Group accounts for these arrangements as share options since the substance is similar to the grant of an option, with a deemed exercise price equal to the loan amount. The fair value of the notional share options is expensed in the period in which the notional share options are issued, with a corresponding credit to additional paid-in capital. The limited recourse loans are repayable in 7 years from the issuance of the common stock. There are no service or performance conditions attached to the notional share options issued under the LFSP.

The Group does not recognize a separate receivable for limited recourse loans as the LFSP is accounted for as share-based compensation.

As a result of the BCA the shares under the following occurred:

●	A number of awards for executives were modified to forgive outstanding loans. As a result of this modification, for the year ended June 30, 2022, an expense of $6.4 million was recognized as the fair value of the change which were equal to the loan balances outstanding at the date of modification. FBT tax expense of $5.6 million was incurred as a result of the modification, for the year ended June 30, 2022;
●	On completion of the merger, the treasury shares subject to the limited recourse loan, were converted to the Group’s ordinary shares, applying the conversion factor of 1.4716625. No other changes to the terms or requirements to repay the loans were made.

For the year ended June 30, 2023, as the LFSP was fully vested and no share-based payment expense was recognized.

The following table summarizes the average weighted life contractually remaining, average weighted fair value and average weighted exercise price of options granted, exercised, cancelled or modified during the year ended June 30, 2023, under the LFSP:

			Average
	Average Weighted	Average Weighted	Weighted
	Life Contractually	Fair Value	Exercise Price
	Remaining (Years)	USD $	USD $	No. of shares

Balance at July 1, 2022	4.18	0.56	1.75	4,200,371
Options granted	—	—	—	—
Options exercised	2.34	0.66	1.41	(484,683)
Options cancelled	—	—	—	—
Balance at June 30, 2023 (vested and exercisable)	3.44	0.86	1.74	3,715,688

Employee Share Scheme (ESS)

On June 23, 2022, eligible employees were offered 1.4 million performance rights under the Tritium DCFC Limited Long Term Incentive Plan (“Employee Share Scheme”). Each performance right will entitle the employees to acquire one fully paid ordinary share in Tritium DCFC, subject to satisfaction of vesting conditions. These vesting conditions require that eligible employees must have been in employment with any of the Tritium group companies at the date on which Tritium DCFC was listed on the NASDAQ and continue to remain in employment and must not have resigned or have their employment terminated up to 14 October 2022. If the vesting conditions are satisfied, the performance rights will vest on 14 October 2022 and may be exercised by the holder from this date but must be exercised by 23 June 2025, failing which these performance rights will be deemed to have been exercised on that date. The performance rights have a Nil exercise price.

For the year ended June 30, 2023, the Group has recognized $3.5 million of share-based payment expense in the consolidated statements of operations and comprehensive loss under the ESS (June 30, 2022: $0).

The following table summarizes the average weighted life contractually remaining, average weighted fair value and average weighted exercise price of options granted, exercised, cancelled or modified during the year ended June 30, 2023, under the ESS:

			Average
	Average Weighted	Average Weighted	Weighted
	Life Contractually	Fair Value	Exercise Price	No.
	Remaining (Years)	USD $	USD $	of shares
Balance at July 1, 2022	0.25	6.19	—	1,328,758
Options granted	—	—	—	—
Options exercised	—	6.18	—	(725,199)
Options cancelled	—	6.41	—	(7,332)
Balance at June 30, 2023 (vested and exercisable)	—	6.15	—	596,227

LTIP

On June 23, 2022, eligible employees were offered 1.4 million performance rights under the LTIP. Each performance right will entitle the employees to acquire one fully paid ordinary share in Tritium DCFC, subject to satisfaction of vesting conditions. These vesting conditions require that eligible employees must have been in employment with any of the Tritium group companies at the date on which Tritium DCFC was listed on the NASDAQ and continue to remain in employment and must not have resigned or have their employment terminated up to October 14, 2022. If the vesting conditions are satisfied, the performance rights will vest on October 14, 2022, and may be exercised by the holder from this date but must be exercised by June 23, 2025, failing which these performance rights will be deemed to have been exercised on that date. The performance rights have a Nil exercise price. Tritium have determined that these performance rights will be in the nature of “equity classified arrangements” as per the requirements of ASC 718 Compensation - Stock Compensation (“ASC 718”).

For the year ended June 30, 2023, the Group has recognized $2.7 million of share-based payment expense in the consolidated statements of operations and comprehensive loss under the LTIP (June 30, 2022: $0).

The following table summarizes the average weighted life contractually remaining, average weighted fair value and average weighted exercise price of options granted, exercised, cancelled or modified during the year ended June 30, 2023, under the LTIP:

	Average
	Weighted Life	Average	Average
	Contractually	Weighted	Weighted
	Remaining	Fair Value	Exercise Price
	(Years)	USD $	USD $	No. of shares
Balance at July 1, 2022	—	—	—	—
Options granted	2.51	2.06	—	979,468
Options exercised	—	5.22	1.71	(148,760)
Options cancelled	—	—	—	—
Balance at June 30, 2023 (vested and exercisable)	1.62	1.54	—	780,708

STIP

Performance rights under the STIP were communicated to a group of employees, executive management and the non-executive directors during the year ended June 30, 2023. The vesting period has commenced and the service commencement date has been determined as the date the performance rights were communicated to the individuals. However, the grant date has been estimated at June 30, 2023 as formal acceptance (as required under the STIP Rules) has not yet been received from the individuals. The estimated weighted average fair value of the rights at grant date is $1.68.

For the year ended June 30, 2023, the Group has recognized $2.7 million of share-based payment expense in the consolidated statements of operations and comprehensive loss under the STIP (June 30, 2022: $0).

The following table summarizes the average weighted life contractually remaining, average weighted fair value and average weighted exercise price of options granted, exercised, cancelled or modified during the year ended June 30, 2023, under the STIP:

			Average
	Average Weighted	Average Weighted	Weighted
	Life Contractually	Fair Value	Exercise Price	No.
	Remaining (Years)	USD $	USD $	of shares
Balance at July 1, 2022	—	—	—	—
Options granted	—	1.18	—	738,139
Options exercised	—	1.27	1.38	(559,970)
Options cancelled	—	—	—	—
Balance at June 30, 2023 (vested and exercisable)	—	1.08	—	178,169

ESPP

Performance rights under the ESPP were communicated to a group of employees during the year ended June 30, 2023. Under this plan, each eligible employee can purchase up to a maximum of 10,000 ordinary shares of the Group (in a twelve-month offering period and a maximum of 5,000 shares within each six-month purchase period therein), at a price equal to 85% of the lesser of the Volume-Weighted Average Price (“VWAP”) of an Ordinary Share on the grant date or the exercise date. Participating employees enroll in monthly payroll deductions wherein the Group deducts between 1% to 10% of the employee’s compensation each month, subject to a maximum deduction of $25,000 in a calendar year. The plan contains a service condition wherein participating employees are required to be in employment to be eligible under this plan. Tritium have determined that these performance rights will be in the nature of “equity classified arrangements” as per the requirements of ASC 718.

For the year ended June 30, 2023, the Group has recognized $0.07 million of share-based payment expense in the consolidated statements of operations and comprehensive loss under the ESPP (June 30, 2022: $0).

The following table summarizes the average weighted life contractually remaining, average weighted fair value and average weighted exercise price of options granted, exercised, cancelled or modified during the year ended June 30, 2023, under the ESPP:

Average
	Average Weighted	Average Weighted	Weighted
	Life Contractually	Fair Value	Exercise Price	No.
	Remaining (Years)	USD $	USD $	of shares
Balance at July 1, 2022	—	—	—	—
Options granted	0.74	0.326	1.00	570,866
Options exercised	—	—	—	—
Options cancelled	—	—	—	—
Balance at June 30, 2023 (vested and exercisable)	0.50	0.33	1.00	570,866

Note 25 – Fair Valuation of Share-Based Compensation

LFSP

The Group uses the fair value method in recognizing share-based compensation expense. The fair value of each notional share option is estimated on the date of grant using the Black-Scholes option pricing model including a range of assumptions.

The weighted average fair value for share options that were outstanding (including issuances in the year) as at June 30, 2023, 2022 and 2021 are as follows:

	Group
	June 30, 2023		June 30, 2022		June 30, 2021
Risk free interest rate	1.56%		1.56%		1.59%
Expected term	3.44	years	0.5	years	1.5	years
Expected volatility	60%		60%		60%
Dividend yield	0%		0%		0%
Grant value fair value per share	0.86		0.82		0.94
Share price	1.09		2.6		2.57
Aggregate intrinsic value of shares vested and not yet exercised (USD)	862,705		524,983		2,835,795

ESS

The Group uses the fair value method in recognizing share-based compensation expense. The fair value of each notional share option is estimated on the date of grant using the Black-Scholes option pricing model including a range of assumptions.

The weighted average fair value for share options that were outstanding (including issuances in the year) as at June 30, 2023 are as follows:

June 30, 2023
Risk free interest rate	2.5%
Expected term	0
Dividend yield	0
Grant value fair value per share	6.15
Share price	1.09
Aggregate intrinsic value of shares vested and not yet exercised (USD)	—

LTIP

The Group uses the fair value method in recognizing share-based compensation expense. The fair value of each notional share option is estimated on the date of grant using the Black-Scholes option pricing model including a range of assumptions.

The weighted average fair value for share options that were outstanding (including issuances in the year) as at June 30, 2023 are as follows:

	June 30, 2023	June 30, 2022
Risk free interest rate	4.27%	2.68%
Expected term	1.62	3
Expected volatility	80%	80%
Dividend yield	0	0
Grant value fair value per share	$2.08	$6.17
Share price	$1.09	$6.17
Aggregate intrinsic value of shares vested and not yet exercised (USD)	0	0

STIP

The Group uses the fair value method in recognizing share-based compensation expense. As the award is based on a fixed dollar amount, the fair value of the award is based on the present value of the award.

The weighted average fair value for share options that were outstanding (including issuances in the year) as at June 30, 2023 are as follows:

June 30, 2023
Risk free interest rate	3.93%
Expected term	0
Expected volatility	80%
Dividend yield	0
Grant value fair value per share	1.08
Share price	1.09
Aggregate intrinsic value of shares vested and not yet exercised (USD)	1,860

ESPP

The Group uses the fair value method in recognizing share-based compensation expense. The fair value of each notional share option is estimated on the date of grant using the Black-Scholes option pricing model including a range of assumptions.

The weighted average fair value for share options that were outstanding (including issuances in the year) as at June 30, 2023 are as follows:

June 30, 2023
Risk free interest rate	4.83%
Expected term	0.5
Expected volatility	40%
Dividend yield	0%
Grant value fair value per share	0.33
Share price	1.09
Aggregate intrinsic value of shares vested and not yet exercised (USD)	435,959

In respect of all of the above share-based compensation plans:

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

Note 26 – Commitments and Contingent Liabilities

Legal Proceedings

Any material legal proceedings have been provided for as at June 30, 2023, and June 30, 2022. Legal proceedings were related to product matters and have since been settled within the amounts provided for. Any differences are immaterial.

Contingent liabilities

The Group did not have any contingent liabilities as of June 30, 2023 and 2022.

Contractual Commitments

The Group did not have any commitments as of June 30, 2023 or June 30, 2022.

Note 27 – Share Capital

On September 2, 2022, the Company entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II” or “B. Riley”).

Pursuant to the Purchase Agreement, the Company has the right to sell to B. Riley Principal Capital II up to $75 million of its Ordinary Shares, from time to time during the term of the Purchase Agreement However, the Purchase Agreement prohibits the Company from issuing or selling any Ordinary Shares to B. Riley if such a sale, when aggregated with all Ordinary Shares then beneficially owned by B. Riley and its affiliates, would result in B. Riley beneficially owning more than 4.99% of the outstanding Ordinary Shares.

Sales of the Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company over the 24-month period from the date of initial satisfaction of the conditions to B. Riley set forth in the Purchase Agreement. This includes an effective registration statement and a final prospectus are filed with the Securities and Exchange Commission (the "SEC") registering the resale by B. Riley of the Common Stock under the Securities Act that may be sold to B. Riley by the Company under the Purchase Agreement.

Actual sales of Ordinary Shares to B. Riley under the Purchase Agreement will depend on a variety of factors to be determined by the Company including, among other things: market conditions, the trading price of the Ordinary Shares, and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The purchase price of the Ordinary Shares that the Company may sell to B. Riley pursuant to the Purchase Agreement will be 97% of the average of the volume weighted average price of the Company’s Ordinary Shares as calculated per the terms set forth in the Purchase Agreement. The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which the Company sells the Common Stock. To the extent the Company sells the Ordinary Shares under the Purchase Agreement, the Company currently plans to use any proceeds for working capital and general corporate purposes.

The Company incurred costs of $0.8 million, including the issuance of shares, as a consideration to B. Riley for its irrevocable commitment to purchase Ordinary Shares under the Purchase Agreement. These costs were included in other finance costs, net in the consolidated statements of operations and comprehensive loss for the year ended June 30, 2023. The Ordinary Shares issued as consideration have been recorded within share capital.

During the year ended June 30, 2023, the Group exercised its right under the Purchase Agreement and issued 1.6 million of its Ordinary Shares for a total of $1.6 million.

The right to sell ordinary shares under the Purchase Agreement was considered to be a derivative asset with an insignificant fair value at June 30, 2023.

Note 28 – Related Party Disclosures

Unless otherwise disclosed, transactions with other related parties are made on normal commercial terms and at market rates. All related parties are companies that are associated stockholders.

		Service and
	Hardware	maintenance	Accounts		Accounts	Interest	Loan
	revenue	revenue	receivable	Purchases	payable	Expense	payable
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Year ended June 30, 2021
Gilbarco	19,122	—	2,471	335	142	—	—
Fast Cities Australia	2,141	1	520	—	—	—	—
St Baker Energy	—	—	—	256	23	—	6,392
Total	21,263	1	2,991	591	165	—	6,392
Year ended June 30, 2022
Gilbarco	8,135	—	—	338	—	—	—
Fast Cities Australia	3,454	—	16	—	—	—	—
St Baker Energy	—	—	—	345	93	—	—
Total	11,589	—	16	683	93	—	—
Year ended June 30, 2023
Fast Cities Australia	7,203	—	237	—	—	—	—
Lordstown Motors	—	—	—	—	—	—	—
St Baker Energy	—	—	—	275	85	6,059	58,873
Riverstone	—	—	—	—	—	1,122	8,728
Total	7,203	—	237	275	85	7,181	67,601

Transactions with Gilbarco

The purchase transactions entered into with Gilbarco during the year ended June 30, 2022 were in respect of certain service agent fees charged by Gilbarco to the Group. Gilbarco ceased to be the Group’s related party since November 29, 2021 which is the date Gilbarco resigned from the Board of Directors of Tritium. As such, all transactions between the Group and Gilbarco that occurred prior to November 29, 2021 are disclosed above as related party transactions. The Group has sold products to Gilbarco during the period at normal trading terms.

Transactions with Fast Cities

The Group has sold products to Fast Cities during the period at normal trading terms. The receivables due at the end of the period are payable within 30 days.

Transactions with Lordstown Motors

The Group has sold product amounting to $0.03 million to Lordstown Motors during the period at normal trading terms.

Loans payable to St Baker Energy

The purchase transactions entered into with St Baker Energy during the period ended June 30, 2022 were in respect of payment towards provision of contract staff to the Group, by St Baker Energy. The terms of the loan arrangements have been disclosed in Note 15.

Loans payable to Riverstone Energy Limited

The terms of the loan arrangements have been disclosed in Note 15.

Note 29 – Tritium DCFC Limited and Controlled Entities

Controlled entities

	Ownership interest	Ownership interest	Ownership interest	Place of
Name of entity	2023	2022	2021	incorporation
Tritium Holdings Pty Ltd	100%	100%	100%	Australia
Decarbonization Plus Acquisition Corporation II	100%	100%	0%	United States of America
Tritium America Corporation	100%	100%	100%	United States of America
Tritium Technologies LLC	100%	100%	100%	United States of America
Tritium Europe B.V	100%	100%	100%	The Netherlands
Tritium Technologies B.V	100%	100%	100%	The Netherlands
Tritium Pty Ltd	100%	100%	100%	Australia
Tritium Nominee Pty Ltd	100%	100%	100%	Australia
Tritium Technologies Limited	100%	100%	100%	The United Kingdom

Tritium America Corporation is the parent company to Tritium Technologies LLC, a foreign trading entity. Similarly, Tritium Europe BV is the parent company of the trading entity Tritium Technologies BV.

Note 30 – Reverse Capitalization and Business Combination

On January 13, 2022, Tritium DCFC merged with both DCRN and Tritium Holdings, with Tritium Holdings surviving as a wholly-owned subsidiary of Tritium DCFC.

At the Merger, eligible Tritium Holdings equity holders received or had the right to receive shares of Common Stock at a deemed value of $10.00 per share after giving effect to the exchange ratio of 1.4716625 as defined in the Merger Agreement (“Exchange Ratio”). Accordingly, immediately following the consummation of the Merger, Legacy Tritium common stock exchanged into 120,000,000 shares of Common Stock of Tritium DCFC. Additionally, upon the consummation of the Merger, the Company gave effect to the issuance of 15,380,694 shares of Common Stock for the previously issued DCRN common stock that were outstanding at the Closing Date.

The Merger was accounted for as a reverse recapitalization under U.S. GAAP for the period ended June 30, 2022. This determination was primarily based on Legacy Tritium stockholders comprising a relative majority of the voting power of Tritium DCFC and having the ability to nominate the members of the Board of Directors, Legacy Tritium’s operations prior to the acquisition comprising the only ongoing operations of Tritium DCFC, and Legacy Tritium’s senior management comprising a majority of the senior management of Tritium.

Under this method of accounting, DCRN and Tritium DCFC were treated as the “acquired” companies for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Tritium DCFC represented a continuation of the financial statements of Legacy Tritium with the Merger being treated as the equivalent of Tritium Holdings issuing stock for the net assets of DCRN and Tritium DCFC, accompanied by a recapitalization.

Operations prior to the Merger are presented as those of Tritium Holdings.

The number of shares for all periods prior to the Merger have been retrospectively adjusted using the Exchange Ratio for the equivalent number of shares outstanding immediately after the Merger to effect the reverse recapitalization. This has resulted in the following impact on the historical share capital:

	Legacy Tritium	Tritium DCFC
	Holdings at	at June 30,
	June 30, 2021	2021
Common stock	73,254,797	107,806,361
Treasury shares	(5,361,826)	(7,890,800)
Class C shares	5,468,249	8,052,499

The associated impact on Loss per Share has been disclosed in Note 23.

In connection with the Merger, the Company raised $68.2 million of proceeds including the contribution of $53.2 million of cash held in DCRN’s trust account from its initial public offering, net of redemptions of DCRN public stockholders of $349.3 million, and $15.0 million of cash in connection with the PIPE financing.

The Company incurred transaction costs, consisting of banking, legal, and other professional fees, of which $16.7 million was recorded as a reduction to additional paid-in capital of proceeds and the remaining was expensed in the consolidated statements of operations and comprehensive loss.

Note 31 – Subsequent Events

On June 21, 2023, the Company submitted a notification of change of financial year end with the Australian Securities & Investment Commission (ASIC) for Tritium DCFC Limited, Tritium Holdings Pty Ltd, Tritium Nominee Pty Ltd and Tritium Pty Ltd, with effect from the end of the current financial year. The notification was accepted by ASIC on July 7, 2023. Tritium DCFC’s next financial year will start on July 1, 2023 and end on December 31, 2023 (being a period of six months). Accordingly, the Company’s next annual audited consolidated financial statements to be filed on Form 20-F will be for the six months ended December 31, 2023.

Pursuant to the Common Stock Purchase Agreement with B. Riley dated September 2, 2022, the company and investor mutually agreed to terminate the agreement on September 11, 2023.

Pursuant to the working capital facility entered into on December 23, 2022, where Sunset Power provided $20.0 million which was drawn down in full on December 30, 2022, the Company obtained a waiver from St Baker in respect of the St Baker Term Loan and consent to the waiver from the Senior Creditors under the intercreditor deed and amendment letter dated September 12, 2023 which included unconditional waivers of any breach of associated representations and warranties under the intercreditor deed in relation to late interest payments, repayments and collections account that occurred prior to the amendment date and removing the requirement to deposit funds into the Collections Account going forward and also other associated loan conditions. The final repayment date for any amounts outstanding is now extended to April 30, 2024.

Additionally, purusant to the Financing arrangements with Sunset Power Pty Ltd as trustee of St Baker Family Trust (“Sunset Power”) and O-CORP EV LLC (“O-Corp”), the Company obtained a written acknowledgement from St Baker and O-Corp on September 12, 2023 to extend the Qualifying Fundraising Long Stop Date from September 12, 2023, to December 3, 2023. The Company obtained consent from the Senior Creditors under the Senior Loan Note Subscription Agreement to allow St Baker and O-Corp to extend the Qualifying Fundraising Long Stop Date from September 12, 2023 to December 3, 2023. For further information, refer to Note 15 — Current Borrowings.

On September 12, 2023, the Company entered into the Preference Shares SPA for a $75.0 million facility, which will be funded in multiple closings. The Preference Shares Offering provides for the purchase of up to $75 million in Preference Shares of the Company. Other details include:

●	The initial funding of $25 million was provided in escrow on September 12, 2023, and will be released from escrow (net of transaction costs) on filing of the Company’s financial statements on Form 20-F and the related prospectus supplement and issuance of the Preference Shares.
●	The subsequent fundings are up to $21 million and may occur at the 4-calendar month anniversary of the prior closing.
●	The preference shares all have a term that ends on the 19-month anniversary of their issuance at 100% of the face value and are convertible at the lower of 120% of the traded ordinary share price at issuance or 94% of the dollar volume-weighted average price (VWAP) at conversion dates.
●	The Company shall make redemption payments that cause the redemption of the commensurate number of then-issued Preference Shares based on the Redemption Value with the first installment occurring on the 10-day anniversary of the Initial Closing date, or subsequent Closing date as applicable, and each subsequent Installment occurring every 20 trading days thereafter. Each installment payment shall be $5.3 million.
●	The Company can choose to redeem by way of payment of the Installment in cash or, subject to equity conditions, substitute a cash Installment by converting the Preference Shares to ordinary shares of the Company, or a combination thereof.

●	The ordinary shares resulting from a conversion in lieu of a cash Installment would be valued at the Installment Amount (and would offset the applicable cash Installment), calculated as the lesser of
i.	the Fixed Conversion Price (being 120% of the issuance date price)
ii.	94% of the arithmetic average of the three lowest daily VWAPs of the 10 trading days prior to the payment date or
iii.	94% of the VWAP of the trading day prior to payment date.
iv.	in the event of the share price falling below $0.75 or at least $0.9 million in average daily trading volume from the last 20 trading days not being achieved, conversion would be at 85% of the trading VWAP.
●	The Company may early terminate the financing facility within 20 days’ notice, provided the notice is given prior to October 20, 2023.

On September 12, 2023, the holders of the Financing Warrants delivered the required notice pursuant to the Financing Warrant Agreement Amendment of their intent to exchange all outstanding Financing Warrants for Ordinary Shares. Pursuant to the notice, we issued 8,254,527 Ordinary Shares in consideration of the 1,173,372 issued and outstanding Financing Warrants.

Pursuant to the Amendment Deed dated September 2, 2022, the Liquidity Reserve requirement for the existing $150 million senior debt facility from Cigna & Barings is $25 million. On July 3, 2023, the Group’s liquidity fell below the minimum required amount and the Group was able to restore it by September 12, 2023 through the receipt of the Preference Shares Offering. As a result of the Group’s ability to restore the minimum liquidity balance and to present expected future inflow of funds and expected timing, the lenders confirmed on September 13, 2023 that the event was remediated and accordingly no Review Event Notice will be issued.

On September 12, 2023, an additional waiver was granted to unconditionally waive the liquidity reserve requirement for the senior debt facility from $25 million to nil effective from the date of this report until December 31, 2023.